2001 ANNUAL REPORT

verizon



VERIZON AT A GLANCE

DOMESTIC TELECOM

Verizon serves residential and business wireline customers in 32 states and the District of Columbia. We have more than 61 million access lines and more than 132 million voice grade equivalent lines. Our wireline footprint includes 67 of the top 100 U.S. markets, 31 million households, more than one-third of Fortune 500 company headquarters and the Federal Government.



Consumer 41%
General Business 14%
Wholesale 25%
Enterprise Business 17%
Other 3%

2001 Revenues of $43.1 Billion



REVENUES
(billions)
$41.7
$43.3
$43.1
1999
2000
2001

DOMESTIC WIRELESS

Verizon Wireless is the leading wireless communications provider in the U.S. with nearly 30 million customers. The company's footprint covers more than 90% of the nation's population and 97 of the top 100 U.S. markets. It was formed by the combination of the U.S. wireless businesses of Verizon and Vodafone in April 2000. Verizon currently owns 55% of Verizon Wireless, and Vodafone owns the remaining 45%.



Service 92%
Equipment and Other 8%

2001 Revenues of $17.4 Billion



REVENUES
(billions)
$7.7
$14.2
$17.4
1999
2000
2001

INTERNATIONAL

Verizon has international investment interests in 19 countries, with a global presence that extends to more than 40 countries in the Americas, Europe, Asia and the Pacific. Our Global Solutions network interconnects leading commercial centers in the world, and provides customers access to an extensive selection of voice, data and IP products and services.



Wireless 58%
Wireline and Other 42%

2001 International Revenues of $2.3 Billion
Proportionate Revenues of $5.9 Billion



REVENUES
(billions)
$1.7
$2.0
$2.3
1999
2000
2001

INFORMATION SERVICES

Verizon Information Services is the world's leading print and online directory publisher and content provider for communications products and services. A leader in linking buyers and sellers, Information Services' bundled print and electronic commerce products and services include SuperPages printed telephone directories and SuperPages.com, the Internet's preeminent online directory and directory services provider for MSN, InfoSpace, AltaVista, Excite, Lycos, Ask Jeeves, HotBot, BigFoot, Tripod and Angelfire.



Domestic 90%
International 10%

2001 Revenues of $4.3 Billion



REVENUES
(billions)
$4.1
$4.1
$4.3
1999
2000
2001

VOICE GRADE EQUIVALENTS
(millions)


94.7
116.9
132.1
1999
2000
2001

DSL SUBSCRIBERS
(thousands)


90
540
1,200
1999
2000
2001

LONG DISTANCE CUSTOMERS
(millions)


3.1
4.7
7.4
1999
2000
2001

OPERATING INCOME
(billions)


$1.4
$1.8
$2.3
1999
2000
2001

SUBSCRIBERS
(millions)


14.2
26.8
29.4
1999
2000
2001

MONTHLY SUBSCRIBER CHURN RATE


2.5%
2.6%
2.5%
1999
2000
2001

NET INCOME
(millions)


$618
$733
$958
1999
2000
2001

INVESTMENT	OWNERSHIP
Canada	
TELUS	23.7%
Latin America	
CANTV	28.5%
Compañia de Telephonos del Interior	65.3%
Telecomunicaciones de Puerto Rico, Inc. (1/02)	52%
CODETEL	100%
Grupo Iusacell	39.4%
Europe	
Cable & Wireless	4.6%
NTL Incorporated	8.9%
Omnitel	23.1%

INVESTMENT	OWNERSHIP
Gibraltar	50%
Stet Hellas	17.5%
EuroTel Praha	24.5%
EuroTel Bratislava	24.5%
Asia	
Taiwan Cellular	13%
Micronesian Telecom	100%
Excelcomindo	23.1%
PT Citra Sari Makmur	36.7%
TelecomAsia	12.5%
BayanTel	19.4%
Telecom Corp. of New Zealand	21.5%
Connectivity	
FLAG	18.6%
Global Solutions	100%

OPERATING CASH MARGIN


51%
51%
55%
1999
2000
2001

NET INCOME
(billions)


$1.2
$1.2
$1.4
1999
2000
2001

Information Services provides sales, publishing and other related services for nearly 2,300 directory titles in 48 states, the District of Columbia and 14 countries.

Domestic circulation	106 million
International circulation	44 million
Monthly visits to SuperPages.com	12 million
Number of advertisers	1.8 million

- Revenues from international operations were $2.3 billion for the year, up 18.3 percent. Growth in equity income from unconsolidated businesses was 37 percent. All told, international contributed nearly $1 billion in net income for the year. In addition, our Global Solutions business turned up four international gateway switches, which allows us to offer global customers a core set of voice and data products.
- And Verizon Information Services, our directory publishing and electronic commerce unit, increased revenues by 4.1 percent, to $4.3 billion, and grew operating income by 11.2 percent. SuperPages.com, the industry's leading Internet directory service, grew more than 70 percent for the year.

Underlying all the accomplishments of 2001 is our unrelenting focus on the "blocking and tackling" of operational excellence that is the hallmark of our company: reducing costs, managing complex networks, introducing new products and—above all—delivering superior service to customers. We have succeeded not just in assembling the assets we need to compete, but in integrating them into strong national franchises and unifying our organization around a new identity and a shared value system. We made the tough decisions when we had to and took early, aggressive action to adapt to changing economic conditions.

And, even in a challenging operating environment, we have continued to transform ourselves around new opportunities and position our company for long-term market leadership.

Positioned for the Future: Service + Innovation

As in any competitive business, the bar for being the market leader gets higher every year. Even if the economy recovers in the second half of 2002, as we expect, technological change and increasing competition from cable, Internet telephony and other full-service carriers will continue to accelerate—challenging us to execute our game plan faster, better and with a greater sense of urgency. So, in 2002, we will focus on the basics to solidify our position as the market leader—building on our world-class networks, respected brand, valuable customer relationships and the service ethic of our employees to earn our customers' confidence and loyalty.

Ultimately, innovation is the pulse of any technology-driven industry. Over time, Verizon's success will depend on our ability to bring to our customers the next generation of broadband, wireless data and many other products and services that technology innovation makes possible. Our people manage complex technologies better than just about anybody, and we are excited by the prospects of using that wealth of intellectual capital and technical expertise to make our customers' lives more convenient, more secure and more productive.

The Strength of Our People

Our ability to execute our plan for market leadership lies in the strength of the Verizon management team, one of the most seasoned and capable in the business. We also owe our success to the committed efforts of our Board of Directors, which continues to oversee our progress with diligence and foresight.

Above all else, our continued strength as a company derives from the efforts of nearly 250,000 dedicated employees, who come to work every day with the work ethic and unparalleled skills required to make a difference for our customers and our communities.

Perhaps that sounds trite. But on September 11th, these qualities were put to the test in the most excruciating circumstances imaginable. All three terrorist attacks—in Shanksville, Pennsylvania; at the Pentagon; and, most disastrously, at the World Trade Center—happened in Verizon territory. Our people worked heroically, under devastating conditions, to restore service and rebuild the communications network on which America depends. This spirit of patriotism and duty extended beyond the workers at Ground Zero to energize our entire employee body, which generously donated thousands of volunteer hours and millions of dollars to aid the victims and rebuild our communities.

Tragically, three Verizon employees lost their lives in the attacks. The actions of their fellow employees do honor to their memory.

Verizon employees showed America that, when it comes to managing networks and integrating technology, we wrote the book. And when it comes to quality of service and the ability to come through in the clutch, nobody does it better.

We could not be more proud of the character of the people of Verizon. We are confident that the steadiness, resourcefulness and commitment they demonstrated in this moment of national importance will see us through the more prosaic difficulties of a slow economy and competitive challenges. Our aim—and our continuing opportunity—is to use that excellence to set the standard for performance in our industry as we deliver the next generation of growth and innovation in this immensely valuable and vital business.

Charles R. Lee	Ivan G. Seidenberg
Chairman	President
Co-Chief Executive Officer	Co-Chief Executive Officer

FINANCIAL CONTENTS

SELECTED FINANCIAL DATA

(dollars in millions, except per share amounts)

	2001	2000	1999	1998	1997
Results of Operations					
Operating revenues	$ 67,190	$ 64,707	$ 58,194	$ 57,075	$ 53,575
Operating income	11,532	16,758	15,953	11,756	10,881
Income before extraordinary items and cumulative effect of accounting change	590	10,810	8,296	5,326	5,181
Per common share–basic	.22	3.98	3.03	1.94	1.90
Per common share–diluted	.22	3.95	2.98	1.92	1.89
Net income	389	11,797	8,260	4,980	5,181
Net income available to common shareowners	389	11,787	8,260	4,948	5,181
Per common share–basic	.14	4.34	3.02	1.81	1.90
Per common share–diluted	.14	4.31	2.97	1.79	1.89
Cash dividends declared per common share	1.54	1.54	1.54	1.54	1.51
Financial Position					
Total assets	$ 170,795	$ 164,735	$ 112,830	$ 98,164	$ 95,742
Long-term debt	45,657	42,491	32,419	33,064	27,759
Employee benefit obligations	11,898	12,543	13,744	14,788	14,760
Minority interest, including a portion subject to redemption requirements	22,149	21,830	1,900	2,490	3,338
Shareowners' investment	32,539	34,578	26,376	21,435	20,632

- Significant events affecting our historical earnings trends in 1999 through 2001 are described in Management's Discussion and Analysis of Results of Operations and Financial Condition.
- 1997 and 1998 data include retirement incentive costs, merger-related costs and other special items.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

OVERVIEW

Verizon Communications Inc. is one of the world's leading providers of communications services. Verizon companies are the largest providers of wireline and wireless communications in the United States, with 132.1 million access line equivalents and 29.4 million wireless customers. Verizon is also the largest directory publisher in the world. A Fortune 10 company with more than $67 billion in annual revenues and approximately 247,000 employees, Verizon's global presence extends to more than 40 countries in the Americas, Europe, Asia and the Pacific.

We have four reportable segments, which we operate and manage as strategic business units: Domestic Telecom, Domestic Wireless, International and Information Services. Domestic Telecom includes local, long distance and other telecommunication services. Domestic Wireless products and services include wireless voice and data services, paging services and equipment sales. International operations include wireline and wireless communications operations, investments and management contracts in the Americas, Europe, Asia and the Pacific. Information Services publishes domestic and international print and electronic directories and Internet-based shopping guides, as well as includes website creation and other electronic commerce services.

Critical Accounting Policies: Significant accounting policies are highlighted in the applicable sections of this Management's Discussion and Analysis (see "Special Items," "Severance/ Retirement Enhancement Costs and Settlement Gains," "Loss/(Gain) on Securities" and "Genuity Loss"). In addition, all of our significant accounting policies are described in Note 1 to the consolidated financial statements.

CONSOLIDATED RESULTS OF OPERATIONS

In this section, we discuss our overall reported results and highlight special and nonrecurring items. In the following section, we review the performance of our segments on an adjusted basis. We adjust the segments' reported results for the effects of these items, which management does not consider in assessing segment performance due primarily to their nonrecurring and/or non-operational nature. We believe that this presentation will assist readers in better understanding operating results and trends from period to period.

Reported consolidated revenues were $67,190 million for the year ended December 31, 2001, compared to $64,707 million and $58,194 million for the years ended December 31, 2000 and 1999, respectively. Reported consolidated revenues were not adjusted for prior year sales of wireline operations and the deconsolidation of Genuity Inc. (Genuity). In addition, prior year revenues included the formation of the Verizon Wireless joint venture beginning in April 2000 and included overlapping wireless properties through June 30, 2000.

Adjusted for the items in the preceding paragraph, 2001 consolidated adjusted revenues were $67,190 million, or 4.1% higher than 2000 adjusted revenue of $64,550 million. In 1999, we reported consolidated adjusted revenue of $59,181 million.

We reported net income available to common shareowners of $389 million, or $.14 diluted earnings per share for the year ended December 31, 2001, compared to net income available to common shareowners of $11,787 million, or $4.31 diluted earnings per share for the year ended December 31, 2000. In 1999, we reported net income available to common shareowners of $8,260 million, or $2.97 diluted earnings per share.

Included in our 2001 reported and adjusted net income is a pretax charge of $285 million ($172 million after-tax, or $.06 per diluted share) related to losses, and service disruption and restoration costs, associated with the September 11, 2001 terrorist attacks (also see "Segment Results of Operations – Domestic Telecom"). In 2002, we anticipate incurring similar costs of up to $.04 per diluted share. The net income impact includes a reduction for a preliminary assessment of insurance recovery. Verizon's insurance policies are limited to losses of $1 billion for each occurrence and include a deductible of $1 million. The cost and insurance recovery were recorded in accordance with Emerging Issues Task Force Issue No. 01-10, "Accounting for the Impact of the Terrorist Attacks of September 11, 2001." Additionally, governmental reimbursement mechanisms are under consideration but have not been finalized at this time and accordingly, we cannot determine the potential impact.

Our reported results for all three years were affected by special items. After adjusting for these items, net income would have been $8,190 million, or $3.00 diluted earnings per share in 2001, $7,962 million, or $2.91 diluted earnings per share in 2000, and $7,895 million, or $2.84 diluted earnings per share in 1999.

The table below summarizes reported and adjusted results of operations for each period.

(dollars in millions, except per share amounts)

Years Ended December 31,	**2001**	2000	1999
Reported operating revenues	**$ 67,190**	$ 64,707	$ 58,194
Reported operating expenses	**55,658**	47,949	42,241
Reported operating income	**11,532**	16,758	15,953
Reported Net Income Available to Common Shareowners	**389**	11,787	8,260
Merger-related costs	**–**	749	–
Transition costs	**578**	316	126
Sales of assets, net	**226**	(1,987)	(819)
Severance/retirement enhancement costs and settlement gains	**1,001**	(564)	(410)
Loss/(gain) on securities	**4,858**	(1,941)	–
Mark-to-market adjustment – financial instruments	**179**	(431)	432
Genuity loss	**–**	281	325
International restructuring	**663**	50	–
Wireless joint venture	**–**	–	(173)
NorthPoint investment write-off	**–**	153	–
Other charges and special items	**95**	526	126
Extraordinary items	**19**	(1,027)	36
Cumulative effect of accounting change	**182**	40	(8)
Redemption of subsidiary *preferred stock*	**–**	10	–
Adjusted Net Income	**$ 8,190**	$ 7,962	$ 7,895
Diluted Earnings Per Share–Reported	**$ .14**	$ 4.31	$ 2.97
Diluted Earnings Per Share–Adjusted	**$ 3.00**	$ 2.91	$ 2.84

Further explanation of the nature of these special items can be found on pages 17 to 21.

SEGMENT RESULTS OF OPERATIONS

We measure and evaluate our reportable segments based on adjusted net income, which excludes unallocated corporate expenses and other adjustments arising during each period. The other adjustments include transactions that management excludes in assessing business unit performance due primarily to their nonrecurring and/or non-operational nature. Although such transactions are excluded from business segment results, they are included in reported consolidated earnings. We previously highlighted the more significant of these transactions in the "Consolidated Results of Operations" section. Gains and losses that are not individually significant are included in all segment results, since these items are included in management's assessment of unit performance. These are mostly contained in International and Information Services since they actively manage investment portfolios.

Further information about our segments can be found in Note 21 to the consolidated financial statements.

Special items affected our segments as follows:

(dollars in millions)

Years Ended December 31,	**2001**	2000	1999
Domestic Telecom			
Reported net income	**$ 3,364**	$ 6,057	$ 5,664
Special items	**1,546**	(922)	(644)
Adjusted net income	**$ 4,910**	$ 5,135	$ 5,020
Domestic Wireless			
Reported net income	**$ 430**	$ 854	$ 614
Special items	**107**	(410)	14
Adjusted net income	**$ 537**	$ 444	$ 628
International			
Reported net income (loss)	**$ (1,995)**	$ 2,547	$ 608
Special items	**2,953**	(1,814)	10
Adjusted net income	**$ 958**	$ 733	$ 618
Information Services			
Reported net income	**$ 1,271**	$ 1,098	$ 1,197
Special items	**81**	140	14
Adjusted net income	**$ 1,352**	$ 1,238	$ 1,211
Corporate and Other			
Reported net income (loss)	**$ (2,681)**	$ 1,241	$ 177
Special items	**3,114**	(829)	241
Adjusted net income	**$ 433**	$ 412	$ 418

Corporate and Other includes intersegment eliminations.

Domestic Telecom

Domestic Telecom provides local telephone services, including voice and data transport, enhanced and custom calling features, network access, directory assistance, private lines and public telephones in 32 states and the District of Columbia. This segment also provides long distance services, customer premises equipment distribution, data solutions and systems integration, billing and collections, Internet access services, research and development and inventory management services.

Highlights

Operating Revenues

Domestic Telecom ended the year 2001 with a slight decline in operating revenues of 0.6%, compared to an increase of 3.9% in 2000. In 2001, Domestic Telecom's revenue growth rates were pressured by several factors including the weakened U.S. economy, which has dampened demand for basic wireline and other services, and rate reductions mandated by regulators. In addition, Domestic Telecom continues to be affected by competition and technology substitution, as more customers are choosing wireless and Internet services in place of some basic wireline services.

Despite these challenges, our data transport and long distance businesses continued to show solid demand and revenue growth. Data transport revenues, which include our high-bandwidth, packet-switched and special access services, as well as Digital Subscriber Line (DSL) services, grew more than 21% over 2000 and 32% over 1999. We ended 2001 with data circuits in service equivalent to 71 million voice-grade access lines, up 31% from 2000. Data circuits now account for more than half of Verizon's 132 million access line equivalents, as more customers chose high-capacity, high-speed transport services. In 2000, data circuits in service were equivalent to 54 million voice-grade access lines, more than a 65% increase over 1999. Operating revenues were also fueled by strong growth in our interLATA long distance business. We ended the year 2001 with 7.4 million long distance customers nationwide, an increase of 2.7 million subscribers or 59% over 2000. We now offer long distance service to more than two-thirds of all Verizon access lines. In 2000, we entered the in-region long distance market in New York, and in 2001 we entered the Massachusetts, Connecticut and Pennsylvania in-region long distance markets. At year-end 2000, long distance subscribers totaled nearly 4.7 million nationwide, an increase of nearly 50% from the prior year. Our revenues were negatively affected by federal and state regulatory price reductions of approximately $660 million in 2001, $860 million in 2000 and $660 million in 1999, primarily affecting our network access revenues.

Operating Expenses

Domestic Telecom's operating expenses were essentially flat in 2001 as a result of strong cost containment measures, merger-related savings and other cost reductions. Operating expenses in 2001 also included added costs related to the events of September 11th and increased costs associated with our growth businesses such as long distance and data services. These entry costs include customer acquisition expenses associated with the launch of long distance in several states and costs related to marketing, distribution and service installation of our DSL service. In 2000, increased operating expenses were principally due to higher costs associated with entering new businesses, partially offset by the effect of cost containment measures.

Wireline Property Sales

We have either sold or committed to sell wireline properties representing approximately 2.9 million access lines or 2.2% of the total Domestic Telecom access line equivalents. The effect of these dispositions largely depends on the timing of the sales and the reinvestment of the proceeds. As of December 31, 2001, we have sold all but approximately 1.2 million access lines that we committed to sell. Those remaining access lines are under definitive sale agreements. For comparability purposes, the adjusted results of operations shown in the table below exclude the operating revenues and expenses contributed by the properties that have been sold in 2000. No access lines were sold in 2001. These operating revenues were approximately $766 million and $1,151 million for the years 2000 and 1999, respectively. Operating expenses contributed by the sold properties were $253 million and $378 million for the years 2000 and 1999, respectively. Net income contributed by the sold properties was approximately $314 million and $475 million for the years 2000 and 1999, respectively. For additional information on wireline property sales, see Note 5 to the consolidated financial statements.

Additional financial information about Domestic Telecom's results of operations for 2001, 2000 and 1999 follows:

(dollars in millions)

Years Ended December 31,	2001	2000	1999
Results of Operations–Adjusted Basis			
Operating Revenues			
Local services	$ 21,918	$ 22,033	$ 20,733
Network access services	13,379	13,142	12,827
Long distance services	3,107	3,152	3,183
Other services	4,674	5,016	4,980
	43,078	43,343	41,723
Operating Expenses			
Operations and support	23,928	24,537	23,691
Depreciation and amortization	9,332	8,752	8,200
	33,260	33,289	31,891
Operating Income	$ 9,818	$ 10,054	$ 9,832
Adjusted Net Income	$ 4,910	$ 5,135	$ 5,020

Operating Revenues

Local Services

Local service revenues are earned by our telephone operations from the provision of local exchange, local private line, wire maintenance, voice messaging and value-added services. Value-added services are a family of services that expand the utilization of the network, including products such as Caller ID, Call Waiting and Return Call. The provision of local exchange services not only includes retail revenue but also includes local wholesale revenues from unbundled network elements (UNEs), interconnection revenues from competitive local exchange carriers (CLECs), wireless interconnection revenues and some data transport revenues.

In 2001, local service revenues declined $115 million, or 0.5% due to the effects of lower demand and usage of our basic local wireline services and mandated intrastate price reductions. Our switched access lines in service declined 2.1% from December 31, 2000, primarily reflecting the impact of an economic slowdown and competition for some local services. Technology substitution also affected local service revenue growth, as indicated by lower demand for additional residential access lines. These factors were partially offset by higher payments received from CLECs for interconnection of their networks with our network and by solid demand for our value-added services as a result of new packaging of services.

In 2000, growth in local service revenues of $1,300 million, or 6.3% was driven by higher interconnection revenues from CLECs and higher usage of our network facilities. Volume-related growth, generated in part by an increase in switched access lines in service of 1.4% from December 31, 1999, reflected higher customer demand and usage of our data transport and digital services. Solid demand for our value-added services, as well as growth in wireless interconnection, inside wire maintenance, and national directory assistance services further contributed to higher local service revenues in 2000. Revenue growth was also partially attributable to the favorable resolution of various regulatory matters and the impact of implementing Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." Revenue growth associated with SAB No. 101 was entirely offset by corresponding increases in operating expenses. Local service revenue growth in 2000 was partially offset by the effect of resold and UNE platforms, as well as the effect of net regulatory price reductions and customer rebates.

See "Other Factors That May Affect Future Results" for additional information on the Telecommunications Act of 1996 (1996 Act) and its impact on local services.

Network Access Services
Network access services revenues are earned from end-user subscribers and long distance and other competing carriers who use our local exchange facilities to provide usage services to their customers. Switched access revenues are derived from fixed and usage-based charges paid by carriers for access to our local network. Special access revenues originate from carriers and end-users that buy dedicated local exchange capacity to support their private networks. End-user access revenues are earned from our customers and from resellers who purchase dial-tone services.

Our network access revenues grew $237 million, or 1.8%, in 2001 and $315 million, or 2.5%, in 2000. This growth was mainly attributable to higher customer demand, primarily for special access services (including DSL) that grew approximately 24% in 2001 and 36% in 2000. Special access revenue growth in both years reflects strong demand in the business market for high-capacity, high-speed digital services. Revenue growth in 2001 was affected by the slowing economy, as reflected by a 1.0% decline in minutes of use from carriers and CLECs and a 2.1% reduction in switched access lines in service. In 2000, growth in minutes of use from carriers and CLECs of 5.7% and higher revenues received from customers for the recovery of local number portability also contributed to network access revenue growth.

Volume-related growth in both years was substantially offset by price reductions associated with federal and state price cap filings and other regulatory decisions. State public utility commissions regulate our telephone operations with respect to some intrastate rates and services and other matters. State rate reductions on access services were approximately $165 million in 2001, $285 million in 2000 and $220 million in 1999.

The Federal Communications Commission (FCC) regulates the rates that we charge long distance carriers and end-user subscribers for interstate access services. We are required to file new access rates with the FCC each year. In July 2000, we implemented the Coalition for Affordable Local and Long Distance Services (CALLS) plan. Rates included in the July 2000 CALLS plan were in effect through June 2001. Effective July 3, 2001, we implemented further rate reductions in accordance with the plan. Interstate price reductions on access services were approximately $300 million in 2001, $520 million in 2000 and $380 million in 1999.

See "Other Factors That May Affect Future Results" for additional information on FCC rulemakings concerning federal access rates, universal service and unbundling of network elements.

Long Distance Services
Long distance service revenues include both intraLATA toll services and interLATA long distance voice and data services.

Long distance service revenues declined $45 million, or 1.4%, in 2001 and $31 million, or 1.0% in 2000 primarily due to competition and the effects of toll calling discount packages and product bundling offers of our intraLATA toll services. These reductions were largely offset by revenue growth from our interLATA long distance services, including significant customer win-backs resulting from the introduction of interLATA long distance services in New York in 2000 and in Massachusetts, Connecticut and Pennsylvania in 2001.

See also "Other Factors That May Affect Future Results" for a discussion of our plans to enter the interLATA long distance market in other states in our region.

Other Services
Our other services include such services as billing and collections for long distance carriers, public (pay) telephone and customer premises equipment services. Other services revenues also include services provided by most of our non-regulated subsidiaries such as inventory management and purchasing, Internet access and data solutions and systems integration businesses.

Revenues from other services declined $342 million, or 6.8% in 2001 principally as a result of lower sales of customer premises equipment, a decline in public telephone revenues as more customers substituted wireless communications for pay telephone services, and lower billing and collection revenues reflecting the take-back of these services by interexchange carriers. Lower data solutions and systems integration revenues due to the slowing economy and the effect of closing our CLEC operation further contributed to the revenue decline in 2001. These revenue reductions were partially offset by higher revenues from other non-regulated services.

Revenues from other services grew $36 million, or 0.7%, in 2000 primarily due to higher demand for such services as systems integration and data solutions and inventory management and purchasing services, principally due to new contracts with business customers. These factors were partially offset by lower demand for our billing and collection, public telephone and directory services.

Operating Expenses

Operations and Support
Operations and support expenses, which consist of employee costs and other operating expenses, decreased by $609 million, or 2.5% in 2001 principally due to lower costs at our domestic

telephone operations. These reductions were attributable to lower overtime for repair and maintenance activity principally as a result of reduced volumes at our dispatch and call centers and lower employee costs associated with declining workforce levels. Operating costs have also decreased due to business integration activities and achievement of merger synergies. Other effective cost containment measures, including lower spending by non-strategic businesses and closing our CLEC operation, also contributed to cost reductions in 2001.

Cost reductions in 2001 were partially offset by additional charges related to the terrorist attacks on September 11th (see "Consolidated Results of Operations" section) and by higher costs associated with our growth businesses such as long distance and data services. Increased costs associated with uncollectible accounts receivable and higher employee benefit costs further offset cost reductions in 2001. The increase in employee benefit costs in 2001 was largely due to increased health care costs driven by inflation, higher savings plan costs and changes in some plan provisions. These factors were partially offset by favorable pension plan income, including gain amortization.

In 2000, operations and support expenses increased by $846 million, or 3.6% principally as a result of higher costs associated with entering new growth businesses and higher interconnection payments to CLECs and other carriers to terminate calls on their networks (reciprocal compensation). Higher costs at our telephone operations, including salary and wage increases for management and non-management employees and the effect of higher work force levels also contributed to cost increases in 2000. Expense increases also reflect the implementation of SAB No. 101. Expense increases associated with SAB No. 101 were entirely offset by corresponding increases in operating revenues, as described earlier.

Cost increases in 2000 were partially offset by lower employee benefit costs. The decline in employee benefit costs in 2000 was chiefly due to favorable pension plan income and changes in actuarial assumptions. These factors were offset, in part, by changes in some plan provisions, increased health care costs caused by inflation, savings plan benefit improvements for some management employees, as well as benefit improvements provided for under new contracts with other employees. In 2000, we executed contracts with unions representing our employees. The new contracts provide for wage and pension increases and other benefit improvements, including annual wage increases of 4%, 3% and 5%, beginning in August 2000. Customer service representatives received an additional 4% wage increase. Pension benefits for active employees increased by 5% on July 1, 2001, and will increase by 5% on July 1, 2002 and 4% on July 1, 2003. The contracts also include team-based incentive awards for meeting higher service performance and other standards, increased funding for work and family programs, improvements to health and other benefits and provisions relating to overtime, access to work and employment security. In addition, all union-represented employees were granted options to purchase 100 shares of our common stock.

For additional information on reciprocal compensation refer to "Other Factors That May Affect Future Results – Compensation for Internet Traffic."

Depreciation and Amortization

Depreciation and amortization expense increased by $580 million, or 6.6%, in 2001 and $552 million, or 6.7%, in 2000. Expense increases in both years were principally due to growth in depreciable telephone plant and increased software amortization costs. These factors were partially offset by the effect of lower rates of depreciation.

Domestic Wireless

Our Domestic Wireless segment provides wireless voice and data services, paging services and equipment sales. This segment primarily represents the operations of the Verizon Wireless joint venture. Verizon Wireless was formed in April 2000 through the combination of our wireless properties with the U.S. properties and paging assets of Vodafone Group plc (Vodafone), including the consolidation of PrimeCo Communications (PrimeCo). Verizon owns a 55% interest in the joint venture and Vodafone owns the remaining 45%. The 2001 financial results included in the table below reflect the combined results of Verizon Wireless. The period prior to the formation of Verizon Wireless is reported on a historical basis, and therefore, does not reflect the contribution of the Vodafone properties and the consolidation of PrimeCo. In addition, the financial results of several overlap properties, that were subsequently sold, were included in Domestic Wireless's results through June 30, 2000.

Highlights

Our Domestic Wireless segment ended the year 2001 with 29.4 million customers, an increase of 9.8% over year-end 2000. At year-end 2000, customers totaled approximately 26.8 million, an increase of 83.4% over year-end 1999. At year-end 1999, customers totaled approximately 14.2 million. All customer counts have been restated for a first quarter 2001 customer base adjustment. The 2000 growth in customers is primarily attributable to the formation of Verizon Wireless in April 2000. Approximately 22 million, or almost 75%, of Verizon Wireless customers now subscribe to CDMA (Code Division Multiple Access) digital services, and generate more than 93% of our busy-hour usage, compared to 80% at year-end 2000. In addition, almost 850,000 customers subscribe to the company's wireless data services, including Mobile Web Internet access.

In December 2001, Verizon Wireless and Price Communications Corporation agreed to combine the business operations of Price Communications Wireless, Inc. and a portion of Verizon Wireless, in a transaction valued at $1.7 billion, including $550 million in net debt that will be assumed or redeemed. Under the terms of the transaction, which replaces an agreement announced by the companies in November 2000, Price Communications Wireless and Verizon Wireless will form a limited partnership consisting of substantially all of the assets of Price Communications' wireless operations and some of Verizon Wireless's assets. Verizon Wireless will control and manage the partnership. Price Communications' partnership interest will be exchangeable into Verizon Wireless or Verizon stock, subject to several conditions. The transaction, which remains subject to the approval of Price Communications' shareholders and other customary closing conditions, will significantly expand the company's footprint in the Southeastern U.S. and add approximately 560,000 customers.

Additional financial information about Domestic Wireless results of operations for 2001, 2000 and 1999 follows:

(dollars in millions)

Years Ended December 31,	2001	2000	1999
Results of Operations–Adjusted Basis			
Operating Revenues			
Wireless services	$ 17,393	$ 14,236	$ 7,653
Operating Expenses			
Operations and support	11,379	9,563	5,166
Depreciation and amortization	3,709	2,894	1,100
	15,088	12,457	6,266
Operating Income	$ 2,305	$ 1,779	$ 1,387
Minority Interest	$ (788)	$ (504)	$ (76)
Adjusted Net Income	$ 537	$ 444	$ 628

Operating Revenues

Revenues earned from our consolidated wireless businesses grew by $3,157 million, or 22.2%, in 2001 and $6,583 million, or 86.0%, in 2000. By including the revenues of the properties of the wireless joint venture and excluding the impact of wireless overlap properties on a basis comparable with 2001, revenues were $2,030 million, or 13.2%, higher than 2000. On this comparable basis, revenue growth was largely attributable to customer additions and slightly higher revenue per customer per month. Our domestic wireless customer base grew to 29.4 million customers in 2001, compared to 26.8 million customers in 2000, an increase of nearly 10%.

Revenues for 2000 were $14,236 million, an increase of $6,583 million, or 86.0%, compared to 1999. By including the revenues of the properties of the wireless joint venture on a basis comparable with 2000, revenues were $2,300 million, or 19.3%, higher than 1999. The revenue growth was due to the growth in the customer base and stable revenue per customer per month.

Operating Expenses

Operations and Support

Operations and support expenses, which represent employee costs and other operating expenses, increased by $1,816 million, or 19.0%, in 2001 and $4,397 million, or 85.1%, in 2000. By including the expenses of the properties of the wireless joint venture on a basis comparable with 2001, operations and support expenses were $1,186 million, or 11.6%, higher than 2000. Higher costs were attributable to the growth in the subscriber base described above, as well as the continuing migration of analog customers to digital.

The increased costs in 2000 were principally the result of the formation of the wireless joint venture in April 2000, as well as costs associated with customer growth and digital migration.

Depreciation and Amortization

Depreciation and amortization expense increased by $815 million, or 28.2%, in 2001 and by $1,794 million, or 163.1%, in 2000. The increase in 2001 over the prior year was primarily due to increased capital expenditures to support the increasing demand for wireless services. Adjusting for the joint venture in a manner similar to operations and support expenses above, depreciation and amortization was $336 million, or 10.0%, higher than 2000. Capital expenditures for our cellular network have increased in 2001 and 2000 to support increased demand in all markets.

The 2000 increase was mainly attributable to the formation of the wireless joint venture in April 2000, as well as increased capital expenditures to support the increasing demand for wireless services.

Minority Interest

The increases in minority interest in 2001 and 2000 were principally due to the increased income of the wireless joint venture and the significant minority interest attributable to Vodafone beginning in April 2000.

International

Our International segment includes international wireline and wireless telecommunication operations, investments and management contracts in the Americas, Europe, Asia and the Pacific. Our consolidated international investments as of December 31, 2001 included Grupo Iusacell (Iusacell) (Mexico), CODETEL (Dominican Republic), CTI Holdings, S.A. (CTI) (Argentina), Micronesian Telecommunications Corporation (Northern Mariana Islands) and Global Solutions Inc. Our international investments in which we have a less than controlling interest are accounted for on either the cost or equity method.

Highlights

International adjusted net income grew $225 million, or 30.7%, in 2001 and $115 million, or 18.6%, in 2000. This growth was aided by the continued worldwide demand for wireless services. The number of proportionate international wireless customers served by Verizon investments increased 1.8 million in 2001 to 9.6 million.

On January 25, 2002, Verizon exercised its option to purchase an additional 12% of Telecomunicaciones de Puerto Rico, Inc. (TELPRI) common stock from the government of Puerto Rico. Verizon obtained the option as part of the March 1999 TELPRI privatization. Accordingly, we now hold 52% of TELPRI stock, up from 40% and will begin consolidating TELPRI in 2002.

On June 6, 2001, we exercised an option to exchange 15 million shares in FLAG Telecom Holdings Ltd. (FLAG) for shares in TyCom Ltd., which were subsequently exchanged for Tyco International Ltd. shares. As a result of this transaction, our interest in FLAG declined from 29.8% to 18.6%, and the investment is now accounted for on a cost basis.

In February 2001, Verizon launched an initiative designed to expand our presence in the carrier and large business market. The new business unit, Global Solutions, will offer a primarily facilities based network which connects commercial centers around the world and provides an array of voice, data and Internet services.

(dollars in millions)

Years Ended December 31,	2001	2000	1999
Results of Operations–Adjusted Basis			
Operating Revenues			
Wireless services	$ 1,358	$ 1,218	$ 974
Wireline and other services	979	758	740
	2,337	1,976	1,714
Operating Expenses			
Operations and support	1,622	1,359	1,195
Depreciation and amortization	422	355	264
	2,044	1,714	1,459
Operating Income	$ 293	$ 262	$ 255
Equity in Income From Unconsolidated Businesses	$ 919	$ 672	$ 547
Adjusted Net Income	$ 958	$ 733	$ 618

The revenues and operating expenses for the International segment exclude QuébecTel, which was deconsolidated in the second quarter of 2000. QuébecTel's net results for all periods are included in Equity in Income From Unconsolidated Businesses.

Operating Revenues

Revenues earned from our international businesses grew by $361 million, or 18.3%, in 2001 and by $262 million, or 15.3%, in 2000. The increase in wireless revenues was primarily due to the increase in wireless subscribers of consolidated subsidiaries. CTI's Buenos Aires wireless operations, which commenced commercial operations in the second quarter of 2000, contributed $108 million to the 2001 year over year wireless revenue increase. Revenues generated by Global Solutions, which began its operations in the first quarter of 2001, also contributed to the increase in wireline and other services in 2001.

Operating Expenses

Operations and Support

Operations and support expenses, which represent employee costs and other operating expenses, increased by $263 million, or 19.4%, in 2001 and by $164 million, or 13.7%, in 2000. The higher costs in 2001 were primarily generated by the Global Solutions start-up and its continued expansion throughout 2001. In addition, CTI's Buenos Aires wireless operations contributed to higher costs in both years.

Depreciation and Amortization

Depreciation and amortization expense increased by $67 million, or 18.9%, in 2001 and by $91 million, or 34.5%, in 2000. The increase in both years was attributable to the capital expenditures necessary to support the growth in cellular subscribers and CODETEL's wireline customers. The build-out of CTI's Buenos Aires wireless operations also contributed to the increased depreciation for both years.

Equity in Income From Unconsolidated Businesses

Equity in income from unconsolidated businesses increased by $247 million, or 36.8%, in 2001 and by $125 million, or 22.9%, in 2000. The increase in 2001 was primarily due to improved operational growth at Omnitel Pronto Italia S.p.A. (Omnitel) and Compañia Anónima Nacional Teléfonos de Venezuela (CANTV).

Although CANTV's historical operational performance has improved, economic and political instability in Venezuela has had an adverse effect on CANTV's operations. This instability, along with significant devaluation of the currency that occurred subsequent to the government's recent decision to allow the currency to float freely, may impact our investment in CANTV if these conditions continue.

The increase in 2000 was primarily due to strong subscriber growth at Taiwan Cellular Corporation and Omnitel and a full twelve months of operations at TELPRI in 2000, as well as the cessation of recording equity losses from our investment in BayanTel, a Philippines-based telecommunications company. These increases in 2000 were partially offset by lower results at CANTV driven by the weakened Venezuelan economy and delayed tariff increases, as well as lower income from Telecom Corporation of New Zealand Limited (TCNZ) driven by a change from the equity to cost method of accounting and a reduction in the TCNZ dividend payout ratio.

Information Services

Our Information Services segment consists of our domestic and international publishing businesses, including print and electronic directories and Internet-based shopping guides, as well as website creation and other electronic commerce services. Our directory business uses the publication date method for recognizing revenues. Under that method, costs and advertising revenues associated with the publication of a directory are recognized when the directory is distributed. This segment has operations principally in North America, Europe and Latin America.

(dollars in millions)

Years Ended December 31,	2001	2000	1999
Results of Operations–Adjusted Basis			
Operating Revenues			
Information services	$ 4,313	$ 4,144	$ 4,086
Operating Expenses			
Operations and support	1,961	2,026	2,007
Depreciation and amortization	79	74	76
	2,040	2,100	2,083
Operating Income	$ 2,273	$ 2,044	$ 2,003
Adjusted Net Income	$ 1,352	$ 1,238	$ 1,211

Operating Revenues

Operating revenues from our Information Services segment increased $169 million, or 4.1%, in 2001. The 2001 revenue increase was due primarily to growth in directory advertising revenues and extension revenues, continued growth of our Internet directory service, SuperPages.com®, and increased revenue from the 2001 acquisition of TELUS Corporation's (TELUS) advertising services business in Canada, offset by reductions in affiliated revenues from Domestic Telecom.

Operating revenues from our Information Services segment improved by $58 million, or 1.4%, in 2000. The 2000 revenue increases were primarily generated by growth in print directory advertising revenue and expansion of our Internet directory service, SuperPages.com®, offset by reductions in affiliated revenues from Domestic Telecom.

Operating Expenses

In 2001, total operating expenses decreased $60 million, or 2.9%, largely due to the execution of cost reduction initiatives and merger synergies.

In 2000, total operating expenses increased $17 million, or 0.8%, from the corresponding period in 1999. Cost control programs related to directory publishing limited expense increases in 2000.

SPECIAL ITEMS

Special items generally represent revenues and gains as well as expenses and losses that are nonrecurring and/or non-operational in nature. Several of these special items include impairment losses. These impairment losses were determined in accordance with our policy of comparing the fair value of the asset with its carrying value. The fair value is determined by quoted market prices, if available, or by estimates of future cash flows.

These special items are not considered in assessing operational performance, either at the segment level, or for the consolidated company. However, they are included in our reported results. This section provides a detailed description of these special items.

Completion of Mergers

In June 2000, Bell Atlantic Corporation and GTE Corporation completed a merger under a definitive merger agreement dated as of July 27, 1998 and began doing business as Verizon Communications.

The following table summarizes the pretax charges incurred for the Bell Atlantic-GTE merger. Amounts for 2001 and 2000 pertain to the Bell Atlantic-GTE merger. Transition costs for 1999 pertain to the Bell Atlantic-NYNEX merger, which was completed in August 1997.

(dollars in millions)

Years Ended December 31,	2001	2000	1999
Direct Incremental Costs			
Compensation arrangements	$ –	$ 210	$ –
Professional services	–	161	–
Shareowner-related	–	35	–
Registration, regulatory and other	–	66	–
Total Direct Incremental Costs	–	472	–
Employee Severance Costs	–	584	–
Transition Costs			
Systems modifications	401	99	186
Branding	112	240	1
Relocation, training and other	526	355	18
Total Transition Costs	1,039	694	205
Total Merger-Related Costs	$ 1,039	$ 1,750	$ 205

Merger-Related Costs

Direct Incremental Costs

Direct incremental costs related to the Bell Atlantic-GTE merger of $472 million ($378 million after-tax, or $.14 per diluted share) include compensation, professional services and other costs. Compensation includes retention payments to employees that were contingent on the close of the merger and payments to employees to satisfy contractual obligations triggered by the changes in control. Professional services include investment banking, legal, accounting, consulting and other advisory fees incurred to obtain federal and state regulatory approvals and take other actions necessary to complete the merger. Other includes costs incurred to obtain shareholder approval of the merger, register securities and communicate with shareholders, employees and regulatory authorities regarding merger issues.

Employee Severance Costs

Employee severance costs related to the Bell Atlantic-GTE merger of $584 million ($371 million after-tax, or $.14 per diluted share) as recorded under Statement of Financial Accounting Standards (SFAS) No. 112, "Employers' Accounting for Postemployment Benefits," represent the benefit costs for the separation of approximately 5,500 management employees who were entitled to benefits under pre-existing separation plans, as well as an accrual for ongoing SFAS No. 112 obligations for GTE employees. Of these employees, approximately 5,200 were located in the United States and approximately 300 were located at various international locations. The separations either have or are expected to occur as a result of consolidations and process enhancements within our operating segments. The remaining severance liability under this program as of December 31, 2001 is $220 million.

Transition Costs

In addition to the direct incremental merger-related and severance costs discussed above, we expect to incur a total of approximately $2 billion of transition costs related to the Bell Atlantic-GTE merger and the formation of the wireless joint venture. These costs will be incurred to integrate systems, consolidate real estate, and relocate employees. They also include approximately $500 million for advertising and other costs to establish the Verizon brand. For 2001 and 2000, transition costs related to the Bell Atlantic-GTE merger and the formation of the wireless joint venture were $1,039 million ($578 million after taxes and minority interest, or $.21 per diluted share) and $694 million ($316 million after taxes and minority interest, or $.12 per diluted share), respectively.

In connection with the Bell Atlantic-NYNEX merger, we recorded transition costs similar in nature to the Bell Atlantic-GTE merger transition costs of $205 million ($126 million after-tax, or $.05 per diluted share) in 1999.

Sales of Assets, Net

During 2001, we recognized net losses in operations related to sales of assets, impairments of assets held for sale and other charges. During 2000 and 1999, we recognized net gains related to sales of assets and impairments of assets held for sale. These net gains and losses are summarized as follows:

(dollars in millions)

Years Ended December 31,	2001		2000		1999	
	Pretax	After-tax	Pretax	After-tax	Pretax	After-tax
Wireline property sales	$ –	$ –	$3,051	$1,856	$ –	$ –
Wireless overlap sales	(92)	(60)	1,922	1,156	–	–
Other, net	(258)	(166)	(1,180)	(1,025)	1,379	819
	$ (350)	$ (226)	$ 3,793	$1,987	$1,379	$ 819

As required, gains on sales of wireless overlap properties that occurred prior to the closing of the Bell Atlantic-GTE merger are included in operating income and in the table above. Gains on sales of significant wireless overlap properties that occurred after the Bell Atlantic-GTE merger are classified as extraordinary items. See "Extraordinary Items" below for gains on sales of significant wireless overlap properties subsequent to the Bell Atlantic-GTE merger.

Wireline Property Sales
During 1998, GTE committed to sell approximately 1.6 million nonstrategic domestic access lines. During 2000, access line sales generated combined cash proceeds of approximately $4,903 million and $125 million in convertible preferred stock. The pretax gain on the sales was $3,051 million ($1,856 million after-tax, or $.68 per diluted share).

Wireless Overlap Sales
A U.S. Department of Justice (DOJ) consent decree issued on December 6, 1999 required GTE Wireless, Bell Atlantic Mobile, Vodafone and PrimeCo to resolve a number of wireless market overlaps in order to complete the wireless joint venture and the Bell Atlantic-GTE merger. As a result, during April 2000 we completed a transaction with ALLTEL Corporation that provided for the exchange of former Bell Atlantic Mobile and GTE Wireless markets for several of ALLTEL's wireless markets. These exchanges were accounted for as purchase business combinations and resulted in combined pretax gains of $1,922 million ($1,156 million after-tax, or $.42 per diluted share).

During 2001, we recorded a pretax gain of $80 million ($48 million after-tax, or $.02 per diluted share) on the sale of the Cincinnati market and a pretax loss of $172 million ($108 million after-tax, or $.04 per diluted share) related to the sale of the Chicago market.

Other Transactions
During 2001, we recorded charges totaling $258 million pretax ($166 million after-tax, or $.06 per diluted share) related to exiting several businesses, including our video business and some leasing activities.

During 2000, we recorded charges related to the write-down of some impaired assets and other charges of $1,180 million pretax ($1,025 million after-tax, or $.37 per diluted share), as follows:

(dollars in millions, except per share amounts)

Year Ended December 31, 2000	Pretax	After-tax	Per diluted share
Airfone and Video impairment	$ 566	$ 362	$ .13
CLEC impairment	334	218	.08
Real estate consolidation and other merger-related charges	220	142	.05
Deferred taxes on contribution to the wireless joint venture	–	249	.09
Other, net	60	54	.02
	$ 1,180	$ 1,025	$ .37

In connection with our decisions to exit the video business and Airfone (a company involved in air-to-ground communications), in the second quarter of 2000 we recorded an impairment charge to reduce the carrying value of these investments to their estimated net realizable value.

The CLEC impairment primarily relates to the revaluation of assets and the accrual of costs pertaining to some long-term contracts due to strategic changes in our approach to offering bundled services both in and out of franchise areas. The revised approach to providing such services resulted, in part, from post-merger integration activities and acquisitions.

The real estate consolidation and other merger-related charges include the revaluation of assets and the accrual of costs to exit leased facilities that are in excess of our needs as the result of post-merger integration activities.

The deferred tax charge is non-cash and was recorded as the result of the contribution in July 2000 of the GTE Wireless assets to Verizon Wireless based on the differences between the book and tax bases of assets contributed.

During 1999, we sold substantially all of GTE Government Systems to General Dynamics Corporation for $1 billion in cash. The pretax gain on the sale was $754 million ($445 million after-tax, or $.16 per diluted share). In addition, during 1999, we recorded a net pretax gain of $112 million ($66 million after-tax, or $.02 per diluted share), primarily associated with the sale of the remaining major division of GTE Government Systems to DynCorp. The 1999 year-to-date net gains for asset sales also include a pretax gain of $513 million ($308 million after-tax, or $.11 per diluted share) associated with the merger of BC TELECOM Inc. and TELUS during the first quarter of 1999.

Severance/Retirement Enhancement Costs and Settlement Gains

During the fourth quarter of 2001, we recorded a special charge of $1,613 million ($1,001 million after-tax, or $.37 per diluted share) primarily associated with employee severance costs and related pension enhancements. The charge included severance and related benefits of $765 million ($477 million after-tax, or $.18 per diluted share), as recorded under SFAS No. 112, for the voluntary and involuntary separation of approximately 10,000 employees. We also included a charge of $848 million ($524 million after-tax, or $.19 per diluted share) recorded in accordance with SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," which includes pension enhancements of $813 million ($504 million after-tax, or $.18 per diluted share) and pension settlement losses of $35 million ($20 million after-tax, or $.01 per diluted share), relating to lump sum settlements of some existing pension obligations.

In 2000 and 1999, we recorded pension settlement gains of $911 million and $663 million pretax ($564 million and $410 million after-tax, or $.21 and $.15 per diluted share), respectively, in accordance with SFAS No. 88. They relate to some settlements of pension obligations for former GTE employees through direct payment, the purchase of annuities or otherwise.

Pretax pension income, net of postretirement benefit costs, recorded by Verizon in 2001, 2000 and 1999 was $1,320 million, $3,095 million and $1,440 million, respectively. Adjusting for the special items above, pretax pension income, net of postretirement benefit costs, was $2,168 million, $2,184 million and $777 million in 2001, 2000 and 1999, respectively. The increase in 2000, after adjusting for the special items, is primarily the result of higher returns on plan assets and actuarial gains. See Note 19 to the consolidated financial statements for additional information about our pension plans, accounting for defined benefit pension plans and significant actuarial assumptions, as well as changes in those assumptions.

Loss/(Gain) on Securities

We continually evaluate our investments in securities for impairment due to declines in market value considered to be other than temporary. That evaluation includes, in addition to persistent, declining stock prices, general economic and company-specific evaluations. In the event of a determination that a decline in market value is other than temporary, a charge to earnings is recorded for the loss and a new cost basis in the investment is established.

Prior to the second quarter of 2001, we considered the declines in the market values of our investments in securities to be temporary, due principally to the overall weakness in the securities markets as well as telecommunications sector share prices. However, included in our results for 2001 is the recognition of pretax losses recorded in June 2001 and December 2001 totaling $4,686 million ($3,607 million after-tax, or $1.32 diluted loss per share) primarily relating to our investments in Cable & Wireless plc (C&W), NTL Incorporated (NTL) and Metromedia Fiber Network, Inc. (MFN). We determined, through the evaluation described above, that market value declines in these investments were considered other than temporary.

During 2001, we also recorded a pretax charge of $1,251 million ($1,251 million after-tax, or $.46 per diluted share) related to our cost investment in Genuity. The charge was necessary because we determined that the decline in the estimated fair value of Genuity was other than temporary. Our investment in Genuity is not considered a marketable security given its unique characteristics and the associated contingent conversion right (see "Other Factors That May Affect Future Results" for additional information). However, we estimated fair value based on the number of shares of Genuity we would own, assuming the exercise of the contingent conversion right, and the market value of Genuity common stock.

In May 2000, C&W, NTL and Cable & Wireless Communications plc (CWC) completed a restructuring of CWC. Under the terms of the restructuring, CWC's consumer cable telephone, television and Internet operations were separated from its corporate, business, Internet protocol and wholesale operations. After the separation, the consumer operations were acquired by NTL and the other operations were acquired by C&W. In connection with the restructuring, we, as a shareholder in CWC, received shares in the two acquiring companies, representing approximately 9.1% of the NTL shares outstanding at the time and approximately 4.6% of the C&W shares outstanding at the time. Our exchange of CWC shares for C&W and NTL shares resulted in the recognition of a non-cash pretax gain of $3,088 million ($1,941 million after-tax, or $.71 per diluted share) in Equity in Income (Loss) From Unconsolidated Businesses in the consolidated statements of income and a corresponding increase in the cost basis of the shares received.

Mark-to-Market Adjustment – Financial Instruments

During 2001, we began recording mark-to-market adjustments in earnings relating to some of our financial instruments in accordance with newly effective accounting rules on derivative financial instruments. Mark-to-market losses of $182 million ($179 million after taxes and minority interest, or $.07 per diluted share) were recorded in 2001 due primarily to the change in the fair value of the MFN debt conversion option.

In 2000, we recorded a gain on a mark-to-market adjustment of $664 million ($431 million after-tax, or $.16 per diluted share) related to our $3,180 million of notes which are exchangeable into shares of C&W and NTL. Prior to the reorganization of CWC in May 2000, these notes were exchangeable into shares of CWC. In 1999, we recorded a loss on a mark-to-market adjustment of $664 million ($432 million after-tax, or $.16 per diluted share) related to these notes. These mark-to-market adjustments are non-cash, non-operational transactions that result in either an increase or decrease in the carrying value of the debt obligation and a charge or credit to income. The mark-to-market adjustments are required because the carrying value of the notes is indexed to the fair market value of C&W's and NTL's common stock. If the combined fair value of the C&W and NTL common stock declines, our debt obligation is reduced (but not to less than its amortized carrying value) and income is increased. If the combined fair value of the C&W and NTL common stock increases, our debt obligation increases and income is decreased. The CWC exchangeable notes may be exchanged beginning in July 2002.

Genuity Loss

In accordance with the provisions of an FCC order in June 2000, Genuity, formerly a wholly owned subsidiary of GTE, sold in a public offering 174 million of its Class A common shares, representing 100% of the issued and outstanding Class A common stock and 90.5% of the overall voting equity in Genuity. GTE retained 100% of Genuity's Class B common stock, which currently represents 8.2% of the voting equity in Genuity and contains a contingent conversion feature. A complete description of the circumstances in which the conversion feature can be exercised is included in "Other Factors That May Affect Future Results."

In accordance with provisions of the FCC order, the sale transferred ownership and control of Genuity to the Class A common stockholders and, accordingly, we deconsolidated our investment in Genuity on June 30, 2000 and are accounting for our investment in Genuity using the cost method. Our accounting policy concerning the method of accounting applied to investments (consolidation, equity or cost) involves an evaluation of all significant terms of the investments that explicitly grant or suggest evidence of control or influence over the operations of the entity in which we have invested. Where control is determined, we consolidate the investment. If we determine that we have significant influence over the operating and financial policies of an entity in which we have invested, we apply the equity method. We apply the cost method in situations where we determine that we do not have significant influence, such as our investment in Genuity. As a result, Genuity's revenues and expenses, as well as changes in balance sheet accounts and cash flows subsequent to June 30, 2000 are no longer included in our consolidated financial results. For comparability, we have adjusted the reported results for all periods prior to June 30, 2000 to exclude the results of Genuity. The after-tax losses were $281 million (or $.10 per diluted share) in 2000 and $325 million (or $.12 per diluted share) in 1999.

International Restructuring

In 2001, we recorded a pretax charge of $672 million ($663 million after-tax, or $.24 per diluted share) primarily relating to our investment in CTI, our cellular subsidiary in Argentina. Given the current status of the Argentinean economy, the recent devaluation of the Argentinean peso as well as future economic prospects, including a worsening of the recession, we recorded an estimated loss of $637 million ($637 million after-tax, or $.23 per diluted share) based on CTI's current financial position and revised expected results of operations. This loss was an estimation since the Argentinean economy deteriorated very rapidly at year-end and is continuing to reflect instability. This estimated loss may not be sufficient when our assessment of the economic impact on CTI, as well as the structure and nature of our continuing involvement in CTI, is completed. We also recorded a loss of $35 million ($26 million after-tax, or $.01 per diluted share) related to international losses.

In 2000, we recorded a pretax charge of $50 million ($50 million after-tax, or $.02 per diluted share) associated with our share of costs incurred at two of our international equity investees to complete employee separation programs.

Wireless Joint Venture

On April 3, 2000, Verizon and Vodafone consummated the previously announced agreement to combine U.S. wireless and paging operations. In July 2000, following the closing of the Bell Atlantic-GTE merger, interests in GTE's U.S. wireless operations were contributed to Verizon Wireless. As a result, Verizon owns an economic interest of 55% and Vodafone owns an economic interest of 45% in the wireless joint venture. Adjusted results of operations for 1999 reflect the impact of the wireless joint venture for the comparable period in 1999 so that the financial information is presented on a comparable basis with 2000.

Other Charges and Special Items

Other charges and special items recorded during 2001 include asset impairments related to property sales and facility consolidation of $151 million ($95 million after-tax, or $.03 per diluted share).

Other charges and special items recorded during 2000 included the write-off of our investment in NorthPoint Communications Corp. (NorthPoint) of $155 million ($153 million after-tax, or $.06 per diluted share) as a result of the deterioration in NorthPoint's business, operations and financial condition.

Other charges and special items in 2000 also included the cost of disposing or abandoning redundant assets and discontinued system development projects in connection with the Bell Atlantic-GTE merger of $287 million ($175 million after-tax, or $.06 per diluted share), regulatory settlements of $98 million ($61 million after-tax, or $.02 per diluted share) and other asset write-downs of $416 million ($290 million after-tax, or $.11 per diluted share).

During 1999, we recorded a special charge of $192 million ($119 million after-tax, or $.04 per diluted share) primarily associated with employee separation programs. The charge included separation and related benefits such as outplacement and benefit continuation costs for approximately 3,000 employees. The programs were completed in early April 1999, as planned, consistent with the original cost estimates.

Extraordinary Items

During 2001, we retired $726 million of debt prior to the stated maturity date, resulting in a pretax extraordinary charge of $29 million ($19 million after-tax, or $.01 per diluted share).

In June 2000, we entered into a series of definitive sale agreements to resolve service area conflicts prohibited by FCC regulations as a result of the Bell Atlantic-GTE merger (see "Sales of Assets, Net – Wireless Overlap Sales"). These agreements, which were pursuant to the consent decree issued for the merger, enabled both the formation of Verizon Wireless and the closing of the merger. Since the sales were required by the consent decree and occurred after the merger, the gains on sales were recorded net of taxes as Extraordinary Items in the consolidated statements of income.

During the second half of 2000, we completed the sale of the Richmond (former PrimeCo) wireless market to CFW Communications Company in exchange for two wireless rural service areas in Virginia and cash. The sale resulted in a pretax gain of $184 million ($112 million after-tax, or $.04 per diluted share). In addition, we completed the sales of the consolidated markets in Washington and Texas and unconsolidated interests in Texas (former GTE) to SBC Communications. The sales resulted in a pretax gain of $886 million ($532 million after-tax, or $.19 per diluted share). Also, we completed the sale of the San Diego (former GTE) market to AT&T Wireless. The sale resulted in a pretax gain of $304 million ($182 million after-tax, or $.07 per diluted share). In 2000, we also completed the sale of the Houston (former PrimeCo) wireless overlap market to AT&T Wireless, resulting in a pretax gain of $350 million ($213 million after-tax, or $.08 per diluted share).

During 2000, we retired $190 million of debt prior to the stated maturity date, resulting in a pretax extraordinary charge of $19 million ($12 million after-tax, or less than $.01 per diluted share).

During the first quarter of 1999, we repurchased $338 million of high-coupon debt through a public tender offer prior to stated maturity, resulting in a pretax extraordinary charge of $46 million ($30 million after-tax, or $.01 per diluted share). During the second quarter of 1999, we recorded a pretax extraordinary charge of $10 million ($6 million after-tax, or less than $.01 per diluted share) associated with the early extinguishment of debentures of our telephone subsidiaries.

Cumulative Effect of Accounting Change

Impact of SFAS No. 133

We adopted the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" on January 1, 2001. The impact to Verizon pertains to the recognition of changes in the fair value of derivative instruments. Results for the year ended December 31, 2001 include the initial impact of adoption recorded as a cumulative effect of an accounting change of $182 million after-tax (or $.07 per diluted share) in the first quarter of 2001. This cumulative effect charge primarily relates to the change in the fair value of the MFN debt conversion option prior to January 1, 2001.

Impact of SAB No. 101

We adopted the provisions of SAB No. 101 in the fourth quarter of 2000, retroactive to January 1, 2000, as required by the SEC. The impact on our results pertains to the deferral of some non-recurring fees, such as service activation and installation fees, and associated incremental direct costs, and the recognition of those revenues and costs over the expected term of the customer relationship. Our 2000 results include the initial impact of adoption recorded as a cumulative effect of an accounting change of $40 million after-tax (or $.01 per diluted share). Our 1999 adjusted results reflect the impact of the new rules on revenue recognition as a gain of $8 million after-tax (or less than $.01 per diluted share), had the rules been effective January 1, 1999.

Special items are reflected in our consolidated statements of income for each period as follows:

(dollars in millions)

Years Ended December 31,	2001	2000	1999
Operating Revenues			
Operations sold	$ –	$ (874)	$ (1,390)
Deconsolidation of Genuity	–	(529)	(807)
Wireless joint venture	–	–	4,282
Other special items	–	119	(1,098)
	–	(1,284)	987
Operations and Support Expense			
Operations sold	–	325	522
Bell Atlantic-GTE merger-related costs	–	1,056	–
Merger transition costs	1,039	694	205
Severance/retirement enhancement costs and settlement gains	1,596	(911)	(663)
Deconsolidation of Genuity	–	829	1,123
International restructuring	672	–	–
Wireless joint venture	–	–	(2,695)
Other special items	219	639	1,278
Depreciation and Amortization			
Operations sold	–	19	46
Deconsolidation of Genuity	–	112	168
Wireless joint venture	–	–	(1,548)
Other special items	–	3	–
Sales of Assets, Net	350	(3,793)	(1,379)
	3,876	(2,311)	(1,956)
Operating Income Impact of Operations Sold	–	530	822
Equity in (Income) Loss From Unconsolidated Businesses			
Loss/(gain) on securities	5,869	(3,088)	–
Wireless joint venture	–	–	108
Other special items	12	205	(4)
Other (Income) and Expense, Net			
Total special items	(5)	18	(7)
Interest Expense			
Wireless joint venture	–	–	(100)
Other special items	–	35	2
Minority Interest			
Merger transition costs	(108)	(204)	–
Wireless joint venture	–	–	(379)
Mark-to-Market Adjustment – Financial Instruments	182	(664)	664
Total Special Items–Pretax	9,826	(5,479)	(850)
Tax effect of special items and other tax-related items	(2,226)	2,631	449
Total Special Items–After-Tax	7,600	(2,848)	(401)
Extraordinary Items, Net of Tax	19	(1,027)	36
Cumulative Effect of Accounting Change, Net of Tax	182	40	–
Redemption of Subsidiary Preferred Stock	–	10	–
Total Special Items	$ 7,801	$ (3,825)	$ (365)

OTHER CONSOLIDATED RESULTS

The following discussion of nonoperating items is based on the amounts reported in our consolidated financial statements.

Other Income and (Expense), Net (dollars in millions)

Years Ended December 31,	2001	2000	1999
Interest income	$ 383	$ 281	$ 101
Foreign exchange gains (losses), net	32	(11)	11
Other, net	34	41	31
Total	$ 449	$ 311	$ 143

The changes in other income and expense in 2001, compared to 2000, were primarily due to changes in interest income and foreign exchange gains and losses. We recorded additional interest income in 2001 primarily as a result of interest on several notes receivable, higher average cash balances and the settlement of tax-related matters. The change in interest income in 2000, compared to 1999, was the result of higher levels of short-term investments, income from our investment in MFN's subordinated debt securities and the favorable settlement of a tax-related matter.

Foreign exchange gains in 2001 and 2000 were driven primarily by Iusacell, which uses the Mexican peso as its functional currency. Foreign exchange gains or losses are largely associated with the U.S. dollar denominated debt issued by Iusacell.

Interest Expense (dollars in millions)

Years Ended December 31,	2001	2000	1999
Total interest expense	$ 3,369	$ 3,490	$ 2,616
Capitalized interest costs	368	230	146
Total interest costs on debt balances	$ 3,737	$ 3,720	$ 2,762
Average debt outstanding	$ 62,622	$ 51,987	$ 40,821
Effective interest rate	6.0%	7.2%	6.8%

The rise in interest costs on debt balances in both 2001 and 2000 was principally due to higher average debt levels. The increase in debt levels for both years was mainly the result of funding for capital expenditures primarily in our Domestic Telecom and Domestic Wireless segments and the debt assumed by Verizon Wireless in connection with the formation of Verizon Wireless. The rise in interest costs in 2001 was partially offset by lower average interest rates.

(dollars in millions)

Years Ended December 31,	2001	2000	1999
Minority interest	$ (622)	$ (216)	$ (159)

The increase in minority interest during 2001 compared to 2000 is due to higher earnings at Verizon Wireless and the significant minority interest attributable to Vodafone.

The increase in minority interest in 2000 was primarily due to the impact of the wireless joint venture with Vodafone. This increase was partially offset by the redemption in October 1999 and March 2000 of preferred securities issued by our subsidiary GTE Delaware, L.P. and higher operating losses at Iusacell and CTI.

Years Ended December 31,	2001	2000	1999
Effective income tax rates	78.7%	39.3%	37.0%

The effective income tax rate is the provision for income taxes as a percentage of income before the provision for income taxes. Our effective income tax rate for 2001 is not consistent with 2000 primarily because tax benefits were not available on many of the losses resulting from the other than temporary decline in market value of several of our investments during 2001.

Our reported effective tax rate for 2000 was higher than 1999 primarily due to some merger-related costs for which no tax benefits were recorded, the write-down of some investments for which no tax benefits were recorded, deferred taxes recorded in connection with the contribution of GTE Wireless assets to Verizon Wireless and higher state income taxes.

A reconciliation of the statutory federal income tax rate to the effective income tax rate for each period is included in Note 20 to the consolidated financial statements.

CONSOLIDATED FINANCIAL CONDITION

(dollars in millions)

Years Ended December 31,	2001	2000	1999
Cash Flows Provided By (Used In)			
Operating activities	$ 19,773	$ 15,827	$ 17,017
Investing activities	(21,626)	(16,055)	(17,420)
Financing activities	2,075	(1,048)	1,732
Increase (Decrease) in Cash and Cash Equivalents	$ 222	$ (1,276)	$ 1,329

We use the net cash generated from our operations and from external financing to fund capital expenditures for network expansion and modernization, pay dividends, and invest in new businesses. While current liabilities exceeded current assets at December 31, 2001 and 2000, our sources of funds, primarily from operations and, to the extent necessary, from readily available external financing arrangements, are sufficient to meet ongoing operating and investing requirements. We expect that capital spending requirements will continue to be financed primarily through internally generated funds. Additional debt or equity financing will be needed to fund additional development activities or to maintain our capital structure to ensure our financial flexibility.

Cash Flows Provided By Operating Activities

Our primary source of funds continues to be cash generated from operations. In 2001, the increase in cash from operations compared to 2000 primarily reflects improved results of operations before gains and losses on asset sales and the mark-to-market adjustments of financial instruments, which are adjusted in cash from operating activities, partially offset by an increase in working capital requirements.

Decreased cash flow from operations during 2000 resulted primarily from the payment of income taxes on the disposition of businesses and assets. See "Cash Flows Used In Investing Activities" for additional information on sales of businesses and assets. Improved cash flows from operations during 1999 resulted from growth in operating income, partially offset by changes in assets and liabilities.

In 1999, the change in assets and liabilities largely reflects growth in customer accounts receivable and a reduction in employee benefit obligations primarily due to favorable investment returns and changes in plan provisions and actuarial assumptions.

Cash Flows Used In Investing Activities

Capital expenditures continue to be our primary use of capital resources. We invested approximately $11,480 million in our Domestic Telecom business in 2001, compared to $12,119 million and $10,087 million in 2000 and 1999, respectively, to facilitate the introduction of new products and services, enhance responsiveness to competitive challenges and increase the operating efficiency and productivity of the network. We also invested approximately $5,006 million in our Domestic Wireless business in 2001, compared to $4,322 million and $1,497 million, respectively, in 2000 and 1999. The increase in 2001 and 2000 is primarily due to the inclusion of both Vodafone and PrimeCo properties in Verizon Wireless in April 2000, as well as increased capital spending in existing Bell Atlantic and GTE wireless properties.

Capital spending is expected to be approximately $15 billion to $16 billion in 2002.

We invested $3,142 million in acquisitions and investments in businesses during 2001, including $1,691 million related to wireless licenses purchased in connection with an FCC auction (see "Recent Developments – FCC Auction" for additional information), $410 million for additional wireless spectrum purchased from another telecommunications carrier and $194 million in wireless properties. In addition, we invested $497 million to acquire the directory business of TELUS. In 2000, we invested $2,247 million in acquisitions and investments including approximately $715 million in the equity of MFN and $1,028 million in wireless properties. In 1999, we invested $5,219 million in acquisitions and investments including $3,250 million to acquire approximately half of the wireless properties of Ameritech Corporation, $635 million to increase our ownership percentage in Omnitel from 19.7% to 23.1%, $374 million to fully acquire the cellular properties of Frontier Cellular, $200 million in PrimeCo, $366 million for a 40% interest in TELPRI and $120 million for the purchase of the wireless license in Buenos Aires, Argentina.

In 2001, we received cash proceeds on sales of businesses and assets of $415 million, including cash proceeds of $200 million and $215 million in connection with sales of our Cincinnati and Chicago wireless overlap properties, respectively. In 2000, we received cash proceeds on sales of businesses and assets of $6,794 million, including gross cash proceeds of $4,903 million from the sale of non-strategic access lines and $1,464 million from overlap wireless properties, as well as $144 million from the sale of CyberTrust. In 1999, we received cash proceeds on sales of businesses and assets of $1,813 million, including $1,196 million from the sale of a substantial portion of GTE Government Systems and $612 million from the disposition of our remaining investment in Viacom.

During 2000, we also invested $975 million in subordinated convertible notes of MFN, in connection with our overall investment in MFN, as well as $45 million in OnePoint Communications Corp. notes. The MFN notes were originally issued to be convertible at our option, upon receipt of necessary government approvals, into MFN common stock at a conversion price of $17 per share (after two-for-one stock split) or an additional 9.6% of the equity of MFN. This investment completed a portion of our previously announced agreement, as amended, with MFN, which included the acquisition of approximately $350 million of long-term capacity in MFN's fiber optic networks, beginning in 1999 through 2002. Of the $350 million, $35 million was paid in November 1999, $105 million was paid in October 2000 and $95 million was paid in 2001, and these amounts are included in net cash provided by operating activities. However, in 2001 we renegotiated several significant terms of our MFN investment and commitments, in connection with a new financing arrangement. We purchased an additional $50 million of subordinated convertible notes, that are convertible into MFN common stock at a conversion price of $.53 per share. This new financing arrangement also repriced $500 million of the subordinated convertible notes purchased in 2000 at a conversion price of $3 per share (from $17 per share). Furthermore, the remaining obligations under the long-term capacity agreement of $115 million will be satisfied through purchases in the amount of $90 million in 2002, $10 million in 2003 and 2004, and $5 million in 2005.

Our short-term investments include principally cash equivalents held in trust accounts for payment of employee benefits. In 2001, 2000 and 1999, we invested $2,002 million, $1,204 million and $1,051 million, respectively, in short-term investments, primarily to pre-fund health and welfare benefits. Proceeds from the sales of all short-term investments, principally for the payment of these benefits, were $1,595 million, $983 million and $954 million in the years 2001, 2000 and 1999, respectively.

In 2001, Other, net investing activities include loans to Genuity of $1,150 million. In addition, we received a deposit of $191 million related to a sale of telephone lines, $167 million in connection with CANTV's share repurchase program and proceeds of $515 million related to prior year wireless asset sales. Also, Other, net investing activities include capitalized non-network software of $1,250 million, $1,044 million and $923 million in 2001, 2000 and 1999, respectively.

The loans to Genuity of $1,150 million are a part of an agreement to provide up to $2.0 billion in financing to Genuity with a maturity of 2005.

In addition, under the terms of an investment agreement, Vodafone may require us or Verizon Wireless to purchase up to $20 billion worth of its interest in Verizon Wireless between 2003 and 2007 at its then fair market value. The purchase of up to $10 billion may be required during July 2003 or July 2004 and the remainder during the following years.

Cash Flows Provided By (Used In) Financing Activities

The net cash proceeds from increases in our total debt during 2001 of $6,064 million was primarily due to the issuance of $7,002 million of long-term debt by Verizon Global Funding Corp., partially offset by repayments of $980 million of maturities of corporate long-term debt. In addition, Verizon Wireless issued $4,555 million of long-term debt and repaid $4,690 million of revolving loans, while Domestic Telecom incurred $2,303 million of long-term debt, repaid $573 million of net short-term debt and retired $1,430 million of long-term debt. In 2000, the net cash proceeds from increases in our total debt of $5,058 million was primarily due to the issuance of $5,500 million of long-term notes issued by Verizon Global Funding. The increase in total debt was also attributable to the issuance of $893 million of notes under a medium-term note program, $657 million of financing transactions of cellular assets, $398 million of long-term bank debt at Verizon Wireless and an increase in other short-term borrowings, partially offset by repayments of long-term debt. In 1999, we increased our total debt (including capital lease obligations) by approximately $6,592 million, primarily due to the issuance of $4,375 million of long-term debt issued by GTE. Our debt balance at December 31, 1999 also included $456 million of additional debt issued by Iusacell in 1999. These factors were partially offset by the use of cash proceeds received from the disposition of our remaining investment in Viacom. The pre-funding of employee benefit trusts also contributed to the increase in debt levels in 2001, 2000 and 1999. Additionally, the purchases of shares to fund employee stock option exercises contributed to the increase in debt levels in 2000 and 1999.

Our debt to equity ratio was 66.4% at December 31, 2001, compared to 62.4% at December 31, 2000.

As of December 31, 2001, we had approximately $7.9 billion of unused bank lines of credit and $449 million in bank borrowings outstanding. As of December 31, 2001, our telephone and financing subsidiaries had shelf registrations for the issuance of up to $11.9 billion of unsecured debt securities. The debt securities of our telephone and financing subsidiaries continue to be accorded high ratings by primary rating agencies. However, in April 2001, Moody's Investors Service (Moody's) revised our credit rating outlook from stable to negative. Moody's cited concern about our ability to complete an initial public offering (IPO) of Verizon Wireless in a timely fashion in order to pay for the anticipated FCC spectrum auction purchases of $8.8 billion (see "Other Factors That May Affect Future Results – FCC Auction" for additional information on the current status of the spectrum purchases). A change in an outlook does not necessarily signal a rating downgrade but rather highlights an issue whose final resolution may result in placing a company on review for possible downgrade.

As in prior years, dividend payments were a significant use of capital resources. We determine the appropriateness of the level of our dividend payments on a periodic basis by considering such factors as long-term growth opportunities, internal cash requirements, and the expectations of our shareowners. In 2001, we declared quarterly cash dividends of $.385 per share. In the first, third and fourth quarters of 2000, we announced a quarterly cash dividend of $.385 per share. In the second quarter of 2000, we announced two separate pro rata dividends to ensure that the respective shareowners of Bell Atlantic and GTE received dividends at an appropriate rate. In 1999, we declared quarterly cash dividends of $.385 per share.

In 2001 and 2000, common stock repurchases were primarily the result of the two-year share buyback program approved by the Board of Directors in March 2000 and repurchase of GTE common stock. In 2001 and 2000, .4 million and 35.1 million Verizon common shares were repurchased, respectively. In January 2002, the Board of Directors approved an extension of the existing buyback program to February 2004. In August 1999, GTE announced the initiation of a share repurchase program to offset shares issued under its employee-benefit and dividend-reinvestment programs. Under the program, we repurchased approximately 17.7 million shares of GTE common stock in 1999, and completed the program with the purchase of an additional 8.4 million shares valued at approximately $600 million through February 2000.

Increase (Decrease) in Cash and Cash Equivalents

Our cash and cash equivalents at December 31, 2001 totaled $979 million, a $222 million increase over cash and cash equivalents at December 31, 2000 of $757 million. The December 31, 2000 balance decreased by $1,276 million compared to 1999. This change is primarily attributable to the increase in cash at December 31, 1999 for the anticipated funding requirements in early 2000 for our investment in MFN, which occurred in March 2000.

Leasing Arrangements

We are the lessor in leveraged and direct financing lease agreements under which commercial aircraft and power generating facilities, which comprise the majority of the portfolio, along with industrial equipment, real estate property, telecommunications and other equipment are leased for remaining terms of 1 to 46 years as of December 31, 2001. Minimum lease payments receivable represent unpaid rentals, less principal and interest on third-party nonrecourse debt relating to leveraged lease transactions. Since we have no general liability for this debt, which holds a senior security interest in the leased equipment and rentals, the related principal and interest have been offset against the minimum lease payments receivable in accordance with generally accepted accounting principles. All recourse debt is reflected in our consolidated balance sheets.

Contractual Obligations and Commercial Commitments

The following table provides a summary of our contractual obligations and commercial commitments. Additional detail about these items is included in the notes to the consolidated financial statements.

(dollars in millions)

	Payments Due by Period				
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	$51,215	$5,787	$11,322	$10,028	$24,078
Capital lease obligations	279	50	113	39	77
Operating leases	5,477	723	1,267	1,261	2,226
Other long-term obligations	115	90	20	5	–
Total contractual cash obligations	$57,086	$6,650	$12,722	$11,333	$26,381

MARKET RISK

We are exposed to various types of market risk in the normal course of our business, including the impact of interest rate changes, foreign currency exchange rate fluctuations, changes in equity investment prices and changes in corporate tax rates. We employ risk management strategies using a variety of derivatives, including interest rate swap agreements, interest rate caps and floors, foreign currency forwards and options, equity options and basis swap agreements. We do not hold derivatives for trading purposes.

It is our general policy to enter into interest rate, foreign currency and other derivative transactions only to the extent necessary to achieve our desired objectives in limiting our exposures to the various market risks. Our objectives include maintaining a mix of fixed and variable rate debt to lower borrowing costs within reasonable risk parameters and to protect against earnings and cash flow volatility resulting from changes in market conditions. We do not hedge our market risk exposure in a manner that would completely eliminate the effect of changes in interest rates, equity prices and foreign exchange rates on our earnings. While we do not expect that our liquidity and cash flows will be materially affected by these risk management strategies, our net income may be materially affected by market risks associated with the exchangeable notes discussed below.

Exchangeable Notes

In 1998, we issued exchangeable notes as described in Notes 10 and 14 to the consolidated financial statements and discussed earlier under "Mark-to-Market Adjustment – Financial Instruments." These financial instruments expose us to market risk, including:

- Equity price risk, because the notes are exchangeable into shares that are traded on the open market and routinely fluctuate in value.
- Foreign exchange rate risk, because the notes are exchangeable into shares that are denominated in a foreign currency.
- Interest rate risk, because the notes carry fixed interest rates.

Periodically, equity price or foreign exchange rate movements may require us to mark-to-market the exchangeable note liability to reflect the increase or decrease in the current share price compared to the established exchange price, resulting in a charge or credit to income. The following sensitivity analysis measures the effect on earnings and financial condition due to changes in the underlying share prices of the TCNZ, C&W and NTL stock.

- At December 31, 2001, the exchange price for the TCNZ shares (expressed as American Depositary Receipts) was $44.93. The C&W and NTL notes in the amount of $3,180 million are exchangeable into 128.4 million shares of C&W stock and 24.5 million shares of NTL stock.
- For each $1 increase in the value of the TCNZ shares above the exchange price, our pretax earnings would be reduced by approximately $55 million. Assuming the aggregate value of the C&W and NTL stocks exceeds the value of the debt liability, each $1 increase in the value of the C&W shares (expressed as American Depositary Receipts) or NTL shares would reduce our pretax earnings by approximately $43 million or $24 million, respectively. A subsequent decrease in the value of these shares would correspondingly increase earnings, but not to exceed the amount of any previous reduction in earnings.
- Our cash flows would not be affected by mark-to-market activity relating to the exchangeable notes.
- If we decide to deliver shares in exchange for the notes, the exchangeable note liability (including any mark-to-market adjustments) will be eliminated and the investment will be reduced by the fair market value of the related number of shares delivered. Upon settlement, the excess of the liability over the book value of the related shares delivered will be recorded as a gain. We also have the option to settle these liabilities with cash upon exchange.

Interest Rate Risk

The table that follows summarizes the fair values of our long-term debt, interest rate derivatives and exchangeable notes as of December 31, 2001 and 2000. The table also provides a sensitivity analysis of the estimated fair values of these financial instruments assuming 100-basis-point upward and downward parallel shifts in the yield curve. Our sensitivity analysis did not include the fair values of our commercial paper and bank loans because they are not significantly affected by changes in market interest rates.

(dollars in millions)

At December 31, 2001	Fair Value	Fair Value assuming +100 basis point shift	Fair Value assuming -100 basis point shift
Long-term debt and interest rate derivatives	**$ 45,736**	**$ 43,667**	**$ 47,973**
Exchangeable notes	**5,678**	**5,538**	**5,786**
Total	**$ 51,414**	**$ 49,205**	**$ 53,759**
At December 31, 2000			
Long-term debt and interest rate derivatives	$ 38,117	$ 36,309	$ 39,990
Exchangeable notes	5,694	5,558	5,830
Total	$ 43,811	$ 41,867	$ 45,820

Equity Risk

The fair values of some of our investments, primarily in common stock, expose us to equity price risk. These investments are subject to changes in the market prices of the securities. As noted earlier, the fair values of our exchangeable notes are also affected by changes in equity price movements. The table that follows summarizes the fair values of our investments and exchangeable notes and provides a sensitivity analysis of the estimated fair values of these financial instruments assuming a 10% increase or decrease in equity prices.

(dollars in millions)

At December 31, 2001	Fair Value	Fair Value assuming 10% decrease in equity price	Fair Value assuming 10% increase in equity price
Equity price sensitive cost investments, at fair value and derivatives	$ 2,189	$ 2,008	$ 2,369
Exchangeable notes	(5,678)	(5,677)	(5,680)
Total	$ (3,489)	$ (3,669)	$ (3,311)
At December 31, 2000			
Equity price sensitive cost investments, at fair value and derivatives	$ 4,715	$ 4,239	$ 5,191
Exchangeable notes	(5,694)	(5,604)	(5,799)
Total	$ (979)	$ (1,365)	$ (608)

Foreign Currency Translation

The functional currency for nearly all of our foreign operations is the local currency. The translation of income statement and balance sheet amounts of these entities into U.S. dollars are recorded as cumulative translation adjustments, which are included in Accumulated Other Comprehensive Loss in our consolidated balance sheets. At December 31, 2001, our primary translation exposure was to the Mexican peso, Canadian dollar, Italian lira, and beginning January 1, 2002, the Euro. We have not hedged our accounting translation exposure to foreign currency fluctuations relative to the carrying value of these investments, except for $167 million in hedges which protect a portion of U.S. dollar debt at Iusacell from foreign currency fluctuations. In 2001, 2000 and 1999, our earnings were affected by foreign currency gains or losses associated with the unhedged portion of U.S. dollar denominated debt at Iusacell.

Equity income from our international investments is affected by exchange rate fluctuations when an equity investee has assets and liabilities denominated in a currency other than the investee's functional currency. Several of our equity investees have assets and liabilities denominated in a currency other than the investee's functional currency, such as our investments in Venezuela, Canada, the Philippines and Slovakia.

Foreign Exchange Risk

The fair values of our foreign currency derivatives and investments accounted for under the cost method are subject to fluctuations in foreign exchange rates. We use forward foreign currency exchange contracts to offset foreign exchange gains and losses on British pound and Japanese yen denominated debt obligations.

The table that follows summarizes the fair values of our foreign currency derivatives, cost investments, and the exchangeable notes as of December 31, 2001 and 2000. The table also provides a sensitivity analysis of the estimated fair values of these financial instruments assuming a 10% decrease and increase in the value of the U.S. dollar against the various currencies to which we are exposed. Our sensitivity analysis does not include potential changes in the value of our international investments accounted for under the equity method. As of December 31, 2001, the carrying value of our equity method international investments totaled approximately $5.7 billion.

(dollars in millions)

At December 31, 2001	Fair Value	Fair Value assuming 10% decrease in US$	Fair Value assuming 10% increase in US$
Foreign exchange sensitive cost investments and foreign currency derivatives	$ 1,433	$ 1,581	$ 1,316
Exchangeable notes	(5,678)	(5,680)	(5,677)
Total	$ (4,245)	$ (4,099)	$ (4,361)
At December 31, 2000			
Foreign exchange sensitive cost investments and foreign currency derivatives	$ 4,159	$ 4,585	$ 3,818
Exchangeable notes	(5,694)	(5,799)	(5,604)
Total	$ (1,535)	$ (1,214)	$ (1,786)

OTHER FACTORS THAT MAY AFFECT FUTURE RESULTS

Genuity and Bell Atlantic – GTE Merger

Genuity, formerly a wholly owned subsidiary of GTE, operates a tier-one interLATA Internet backbone and related data businesses. The transition of Genuity to a public company was part of a comprehensive proposal filed with the FCC on January 27, 2000, to permit the Bell Atlantic-GTE merger to close by addressing regulatory restrictions associated with Verizon's ability to provide long distance and Internet-related data service offerings that GTE had previously provided to consumers and businesses.

In accordance with the provisions of an FCC order, in June 2000 Genuity sold 174 million of its Class A common shares, representing 100% of the issued and outstanding Class A common stock and 90.5% of the overall voting equity in Genuity, in an IPO. GTE retained 100% of Genuity's Class B common stock, which currently represents 8.2% of the voting equity in Genuity, as permitted by the 1996 Act. Our investment also includes a contingent conversion right.

Our contingent conversion right currently permits us to increase our ownership interest to as much as 79.6% of the total equity of Genuity, representing 95.1% of Genuity's total voting rights (before giving effect to outstanding options granted to Genuity employees), if we eliminate the applicable restrictions of Section 271 of the 1996 Act as to 100% of the total telephone access lines owned by Bell Atlantic in 1999 in its region. This option expires if we do not eliminate these restrictions within five years of the merger, subject to possible extension. If we eliminate Section 271 restrictions as to 95% of the former Bell Atlantic in-region lines, we may require Genuity to reconfigure its operations in one or more former Bell Atlantic in-region states where we have not eliminated those restrictions in order to bring those operations into compliance with Section 271. The FCC order also allows us to transfer our Class B common stock to a disposition trustee for sale to one or more third parties once we eliminate Section 271 restrictions on at least 50% of the former Bell Atlantic in-region access lines. As of December 31, 2001, we have eliminated Section 271 restrictions as to more than 50% of the former Bell Atlantic in-region access lines.

The IPO transferred the majority ownership and control of Genuity to the public shareholders and, accordingly, we deconsolidated our investment in Genuity on June 30, 2000. In addition to the transfer, we are also required to adhere to safeguards in the FCC's order that prohibit us from exercising influence over Genuity's operations. Therefore, we are accounting for our investment in Genuity using the cost method.

Federal and state regulatory conditions to the merger also included commitments to, among other things, promote competition and the widespread deployment of advanced services while helping to ensure that consumers continue to receive high-quality, low-cost telephone services. In some cases, there are significant penalties associated with not meeting these commitments. The cost of satisfying these commitments could have a significant impact on net income in future periods. The pretax cost to begin compliance with these conditions was approximately $200 million in 2000 and approximately $300 million in 2001. We expect an impact of $200 million to $300 million in 2002.

Recent Developments

Verizon Wireless

FCC Auction

On January 29, 2001, the bidding phase of the FCC reauction of 1.9 GHz C and F block broadband Personal Communications Services spectrum licenses, which began December 12, 2000, officially ended. Verizon Wireless was the winning bidder for 113 licenses. The total price of these licenses was $8,781 million, $1,822 million of which has already been paid. Most of the licenses that were reauctioned relate to spectrum that was previously licensed to NextWave Personal Communications Inc. and NextWave Power Partners Inc. (collectively NextWave), which have appealed to the federal courts the FCC's action canceling NextWave's licenses and reclaiming the spectrum.

In a decision on June 22, 2001, the U.S. Court of Appeals for the D.C. Circuit ruled that the FCC's cancellation and repossession of NextWave's licenses was unlawful. The FCC sought a stay of the court's decision which was denied. The FCC subsequently reinstated NextWave's licenses, but it has neither returned Verizon Wireless's payment on the NextWave licenses nor has it acknowledged that the court's decision extinguished Verizon Wireless's obligation to purchase the licenses. On October 19, 2001 the FCC filed a petition with the U.S. Supreme Court to reverse the U.S. Court of Appeals for the D.C. Circuit's decision. On March 4, 2002, the U.S. Supreme Court granted the FCC's petition and agreed to hear the appeal.

Timing of Initial Public Offering

In November 2001, Verizon Wireless Inc. filed an amended registration statement with the SEC in connection with the proposed IPO of its common stock. Since August 2000, when the Verizon Wireless Inc. registration statement was initially filed with the SEC, we have periodically reiterated that the IPO would occur when market conditions are favorable.

Acquisition of Several Dobson's Wireless Operations

In November and December 2001, we announced that Verizon Wireless signed definitive agreements to acquire several of Dobson Communications Corporation's (Dobson) wireless operations in California, Georgia, Ohio, Tennessee and Arizona. The transactions closed in February 2002. The acquired Dobson properties serve a population of approximately 1.2 million.

Sale of Access Lines

In July 2001, we announced that we were exploring the sale of 1.2 million access lines in Alabama, Kentucky and Missouri.

In October 2001, we agreed to sell all 675,000 of our switched access telephone lines in Alabama and Missouri to CenturyTel Inc. for $2.2 billion. The sale must be approved by the Missouri public service commission, the FCC and the DOJ. The Alabama public service commission approved the sale in December 2001. We expect to close the sale and transfer our operations to CenturyTel during the second half of 2002.

Also in October 2001, we agreed to sell approximately 600,000 access lines in Kentucky to ALLTEL for $1.9 billion. The sale has been approved by the Kentucky public service commission, and remains subject to approval by the FCC and the DOJ. We expect to close the sale and transfer our operations to ALLTEL during the second half of 2002.

Regulatory and Competitive Trends

Competition and the Telecommunications Act of 1996

We face increasing competition in all areas of our business. The 1996 Act, regulatory and judicial actions and the development of new technologies, products and services have created opportunities for alternative telecommunication service providers, many of which are subject to fewer regulatory constraints. Current and potential competitors in telecommunication services include long distance companies, other local telephone companies, cable companies, wireless service providers, foreign telecommunications providers, electric utilities, Internet service providers and other companies that offer network services. Many of these companies have a strong market presence, brand recognition and existing customer relationships, all of which contribute to intensifying competition and may affect our future revenue growth.

We are unable to predict definitively the impact that the ongoing changes in the telecommunications industry will ultimately have on our business, results of operations, or financial condition. The financial impact will depend on several factors, including the timing, extent and success of competition in our markets, the timing and outcome of various regulatory proceedings and any appeals, and the timing, extent and success of our pursuit of new opportunities resulting from the 1996 Act and technological advances.

In-Region Long Distance

We offer long distance service nationwide, except in those states served by the former Bell Atlantic telephone operations where we have not yet received authority to offer long distance service under the 1996 Act. Under the 1996 Act, our ability to offer in-region long distance services in the states where the former Bell Atlantic telephone subsidiaries operate as local exchange carriers is largely dependent on satisfying specified requirements. The requirements include a 14-point "competitive checklist" of steps which we must take to help competitors offer local services through resale, through purchase of unbundled network elements, or by interconnecting their own networks to ours. We must also demonstrate to the FCC that our entry into the in-region long distance market would be in the public interest.

We now have authority to offer in-region long distance service in five states in the former Bell Atlantic territory, accounting for more than half of the lines served by the former Bell Atlantic. In addition to its New York order released in December 1999, the FCC released orders on April 16, 2001, July 23, 2001, September 19, 2001 and February 22, 2002 approving our applications for permission to enter the in-region long distance market in Massachusetts, Connecticut, Pennsylvania and Rhode Island, respectively. Both the Massachusetts and Pennsylvania orders are currently on appeal to the U.S. Court of Appeals.

We have filed applications with the FCC to offer long distance service in New Jersey and Vermont. We expect the FCC to rule on those applications by March 20, 2002 and April 17, 2002, respectively. We have also filed state applications for support of anticipated applications with the FCC for permission to enter the in-region long distance market in New Hampshire, Maine and Delaware. Third-party testing of our operations support systems is in its final stages in Virginia, West Virginia, Maryland and the District of Columbia.

FCC Regulation and Interstate Rates

Our telephone operations are subject to the jurisdiction of the FCC with respect to interstate services and related matters. In 2001, the FCC continued to implement reforms to the interstate access charge system and to implement the "universal service" and other requirements of the 1996 Act.

Access Charges and Universal Service

On May 31, 2000, the FCC adopted the CALLS plan as a comprehensive five-year plan for regulation of interstate access charges. The CALLS plan has three main components. First, it establishes a portable interstate access universal service support of $650 million for the industry. This explicit support replaces implicit support embedded in interstate access charges. Second, the plan simplifies the patchwork of common line charges into one subscriber line charge (SLC) and provides for de-averaging of the SLC by zones and class of customers in a manner that will not undermine comparable and affordable universal service. Third, the plan sets into place a mechanism to transition to a set target of $.0055 per minute for switched access services. Once that target rate is reached, local exchange carriers are no longer required to make further annual price cap reductions to their switched access prices. The annual reductions leading to the target rate, as well as annual reductions for the subset of special access services that remain subject to price cap regulation was set at 6.5% per year.

On September 10, 2001, the U.S. Court of Appeals for the Fifth Circuit ruled on an appeal of the FCC order adopting the plan. The court upheld the FCC on several challenges to the order, but remanded two aspects of the decision back to the FCC on the grounds that they lacked sufficient justification. The court remanded back to the FCC for further consideration its decision setting the annual reduction factor at 6.5% and the size of the new universal service fund at $650 million. The entire plan (including these elements) will continue in effect pending the FCC's further consideration of its justification of these components.

As a result of tariff adjustments which became effective in July 2001, approximately 80% of our access lines reached the $0.0055 benchmark.

The FCC has adopted rules for special access services that provide for pricing flexibility and ultimately the removal of services from price regulation when prescribed competitive thresholds are met. In order to use these rules, carriers must forego the ability to take advantage of provisions in the current rules that provide relief in the event earnings fall below prescribed thresholds. In 2001 we were authorized to remove special access and dedicated transport services from price caps in 35 of the 57 Metropolitan Statistical Areas (MSAs) in the former Bell Atlantic territory and in three additional MSAs in the former GTE territory. In addition, the FCC found that in 10 MSAs we have met the stricter standards to remove special access connections to end-user customers from price caps. We have an application pending that, if granted, would remove special access services from price cap regulation in 16 additional MSAs.

In November 1999, the FCC adopted a new mechanism for providing universal service support to high cost areas served by large local telephone companies. This funding mechanism provides additional support for local telephone services in several states served by our telephone operations. This system has been supplemented by the new FCC access charge plan described above. On July 31, 2001, the U.S. Court of Appeals for the Tenth Circuit reversed and remanded to the FCC for further proceedings. The court concluded that the FCC had failed to adequately explain some aspects of its decision and had failed to address any need for a state universal service mechanism. The current universal service mechanism remains in place pending the outcome of any FCC review as a result of these appeals.

Unbundling of Network Elements
In November 1999, the FCC announced its decision setting forth new unbundling requirements, eliminating elements that it had previously required to be unbundled, limiting the obligation to provide others and adding new elements. Appeals from this decision are pending.

In addition to the unbundling requirements released in November 1999, the FCC released an order in a separate proceeding in December 1999, requiring incumbent local exchange companies also to unbundle and provide to competitors the higher frequency portion of their local loop. This provides competitors with the ability to provision data services on top of incumbent carriers' voice services. Appeals from this order are also pending.

In July 2000, the U.S. Court of Appeals for the Eighth Circuit found that some aspects of the FCC's requirements for pricing UNEs were inconsistent with the 1996 Act. In particular, it found that the FCC was wrong to require incumbent carriers to base these prices not on their real costs but on the imaginary costs of the most efficient equipment and the most efficient network configuration. This portion of the court's decision has been stayed pending review by the U.S. Supreme Court. In addition, the court upheld the FCC's decision that UNEs should be priced based on a forward-looking cost model rather than historical costs. The U.S. Supreme Court currently has this case under review.

In December 2001, the FCC opened its triennial review of unbundled network elements. This rulemaking reopens the question of what network elements must be made available on an unbundled basis under the 1996 Act and will revisit the unbundling decisions described above. In this rulemaking, the FCC also will address other pending issues relating to unbundled elements, including the question of whether competing carriers may substitute combinations of unbundled loops and transport for already competitive special access services.

Compensation for Internet Traffic
On April 27, 2001, the FCC released an order addressing intercarrier compensation for dial-up connections for Internet-bound traffic. The FCC found that Internet-bound traffic is interstate and subject to the FCC's jurisdiction. Moreover, the FCC again found that Internet-bound traffic is not subject to reciprocal compensation under Section 251(b)(5) of the 1996 Act. Instead, the FCC established federal rates for this traffic that decline from $0.0015 to $0.0007 over a three-year period. The FCC order also sets caps on the total minutes of this traffic that may be subject to any intercarrier compensation and requires that incumbent local exchange carriers must offer to pay reciprocal compensation for local traffic at the same rate as they are required to pay on Internet-bound traffic. Several competing carriers and state regulators appealed this order to the U.S. Court of Appeals for the D.C. Circuit. The court denied a motion to stay the FCC order, and the order went into effect. The appeal remains pending.

State Regulation
On January 28, 2002, the New York Public Service Commission issued an order mandating reductions in the rates that Verizon New York Inc. may charge its local exchange competitors for access to unbundled network elements. Assuming current volumes, the revenue impact of the reductions is estimated to be $200 million per year, although this amount may change if volumes change.

Verizon New York has separately been involved in proceedings before the New York Public Service Commission relating to an alternative regulation plan to replace and succeed the current Performance Regulation Plan, put in place in 1995. Under the new two year plan, Verizon New York would be permitted to exercise rate flexibility up to 3% of its total intrastate revenues annually, or approximately $160 million.

OTHER MATTERS

Recent Accounting Pronouncements
Business Combinations
In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," which applies to business combinations occurring after June 30, 2001. SFAS No. 141 requires that the purchase method of accounting be used and includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in the combination.

Goodwill and Other Intangible Assets
In June 2001, the FASB also issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under prescribed conditions) for impairment in accordance with this statement. This impairment test uses a fair value approach rather than the undiscounted cash flows approach previously required by SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The goodwill impairment test under SFAS No. 142 requires a two-step approach, which is performed at the reporting unit level, as defined in SFAS No. 142. Step one identifies potential impairments by comparing the fair value of the reporting unit to its carrying amount. Step two, which is only performed if there is a potential impairment, compares the carrying amount of the reporting unit's goodwill to its implied value, as defined in SFAS No. 142. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized for an amount equal to that excess. The amortization of goodwill included in our investments in equity investees will also no longer be recorded upon adoption of the new rules. Intangible assets that do not have indefinite lives will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

We will adopt SFAS No. 142 effective January 1, 2002. In accordance with the standard, we are currently in the process of performing the transitional goodwill impairment tests and evaluating the impact of these tests on our results of operations and financial position. Any impairment resulting from our initial application of the standard will be recorded as a cumulative effect of a change in accounting principle as of January 1, 2002. We have estimated the impact of no longer amortizing goodwill and intangible assets with indefinite lives, including wireless licenses, under the new rules of SFAS No. 142 to be between approximately $.07 per share and $.14 per share. The range represents our continuing analysis of intangible assets with indefinite lives and intangible assets that do not have indefinite lives.

Asset Retirement Obligations
In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This standard provides the accounting for the cost of legal obligations associated with the retirement of long-lived assets. SFAS No. 143 requires that companies recognize the fair value of a liability for asset retirement obligations in the period in which the obligations are incurred and capitalize that amount as a part of the book value of the long-lived asset. That cost is then depreciated over the remaining life of the underlying long-lived asset. We are required to adopt SFAS No. 143 effective January 1, 2003. We are currently evaluating the impact this new standard will have on our future results of operations or financial position.

Impairment or Disposal of Long-Lived Assets
In August 2001, the FASB issued SFAS No. 144. This standard supersedes SFAS No. 121 and the provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" with regard to reporting the effects of a disposal of a segment of a business. SFAS No. 144 establishes a single accounting model for assets to be disposed of by sale and addresses several SFAS No. 121 implementation issues. We are required to adopt SFAS No. 144 effective January 1, 2002. We do not expect the impact of the adoption of SFAS No. 144 to have a material effect on our results of operations or financial position.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

In this Management's Discussion and Analysis, and elsewhere in this Annual Report, we have made forward-looking statements. These statements are based on our estimates and assumptions and are subject to risks and uncertainties. Forward-looking statements include the information concerning our possible or assumed future results of operations. Forward-looking statements also include those preceded or followed by the words "anticipates," "believes," "estimates," "hopes" or similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

The following important factors, along with those discussed elsewhere in this Annual Report, could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements:

- the duration and extent of the current economic downturn;
- materially adverse changes in economic conditions in the markets served by us or by companies in which we have substantial investments;
- material changes in available technology;
- an adverse change in the ratings afforded our debt securities by nationally accredited ratings organizations;
- the final outcome of federal, state and local regulatory initiatives and proceedings, including arbitration proceedings, and judicial review of those initiatives and proceedings, pertaining to, among other matters, the terms of interconnection, access charges, and unbundled network element and resale rates;
- the extent, timing, success, and overall effects of competition from others in the local telephone and toll service markets;
- the timing and profitability of our entry and expansion in the national long distance market;
- our ability to satisfy regulatory merger conditions and obtain combined company revenue enhancements and cost savings;
- the profitability of our broadband operations;
- the ability of Verizon Wireless to achieve revenue enhancements and cost savings, and obtain sufficient spectrum resources;
- the continuing financial needs of Genuity, our ability to convert our ownership interest in Genuity into a controlling interest consistent with regulatory conditions, and Genuity's ensuing profitability;
- our ability to recover insurance proceeds relating to equipment losses and other adverse financial impacts resulting from the terrorist attacks on September 11, 2001; and
- changes in our accounting assumptions that regulatory agencies, including the SEC, may require or that result from changes in the accounting rules or their application, which could result in an impact on earnings.

REPORT OF MANAGEMENT

We, the management of Verizon Communications Inc., are responsible for the consolidated financial statements and the information and representations contained in this report. The financial statements have been prepared in conformity with generally accepted accounting principles and include amounts based on management's best estimates and judgments. Financial information elsewhere in this report is consistent with that in the financial statements.

Management has established and maintained a system of internal control which is designed to provide reasonable assurance that errors or irregularities that could be material to the financial statements are prevented or would be detected within a timely period. The system of internal control includes widely communicated statements of policies and business practices, which are designed to require all employees to maintain high ethical standards in the conduct of our business. The internal controls are augmented by organizational arrangements that provide for appropriate delegation of authority and division of responsibility and by a program of internal audits.

The 2001 and 2000 financial statements have been audited by Ernst & Young LLP, independent accountants, and the 1999 financial statements have been audited by other auditors. Their audits were conducted in accordance with generally accepted auditing standards and included an evaluation of our internal control structure and selective tests of transactions. The Report of Independent Accountants follows this report.

The Audit Committee of the Board of Directors, which is composed solely of outside directors, meets periodically with the independent accountants, management and internal auditors to review accounting, auditing, internal controls, litigation and financial reporting matters. Both the internal auditors and the independent accountants have free access to the Audit Committee without management present.

Charles R. Lee
Chairman of the Board and Co-Chief Executive Officer

Ivan G. Seidenberg
President and Co-Chief Executive Officer

Frederic V. Salerno
Vice Chairman and Chief Financial Officer

Lawrence R. Whitman
Senior Vice President and Controller

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareowners of Verizon Communications Inc.:

We have audited the accompanying consolidated balance sheets of Verizon Communications Inc. and subsidiaries (Verizon) as of December 31, 2001 and 2000, and the related consolidated statements of income, cash flows and changes in shareowners' investment for the years then ended. These financial statements are the responsibility of Verizon's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Verizon for the year ended December 31, 1999 were audited by other auditors whose reports dated February 14, 2000 (except as to the pooling-of-interests with GTE Corporation, which is as of June 30, 2000) and June 30, 2000, expressed unqualified opinions and included explanatory paragraphs that disclosed a change in the method of accounting for the costs of computer software developed or obtained for internal use as required by AICPA Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use."

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2001 and 2000 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Verizon at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 15 to the consolidated financial statements, Verizon changed its method of accounting for derivative instruments in accordance with Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" effective January 1, 2001.

Ernst & Young LLP
New York, New York

January 31, 2002

CONSOLIDATED STATEMENTS OF INCOME

(dollars in millions, except per share amounts)

Years Ended December 31,	2001	2000	1999
Operating Revenues	$ 67,190	$ 64,707	$ 58,194
Operations and support expense	41,651	39,481	33,730
Depreciation and amortization	13,657	12,261	9,890
Sales of assets, net	350	(3,793)	(1,379)
Operating Income	11,532	16,758	15,953
Equity in income (loss) from unconsolidated businesses	(5,042)	3,792	511
Other income and (expense), net	449	311	143
Interest expense	(3,369)	(3,490)	(2,616)
Minority interest	(622)	(216)	(159)
Mark-to-market adjustment – financial instruments	(182)	664	(664)
Income before provision for income taxes, extraordinary items and cumulative effect of accounting change	2,766	17,819	13,168
Provision for income taxes	2,176	7,009	4,872
Income Before Extraordinary Items and Cumulative Effect of Accounting Change	590	10,810	8,296
Extraordinary items, net of tax	(19)	1,027	(36)
Cumulative effect of accounting change, net of tax	(182)	(40)	–
Net Income	389	11,797	8,260
Redemption of subsidiary preferred stock	–	(10)	–
Net Income Available to Common Shareowners	$ 389	$ 11,787	$ 8,260
Basic Earnings (Loss) Per Common Share:			
Income before extraordinary items and cumulative effect of accounting change	$ .22	$ 3.98	$ 3.03
Extraordinary items, net of tax	(.01)	.37	(.01)
Cumulative effect of accounting change, net of tax	(.07)	(.01)	–
Net Income	$ .14	$ 4.34	$ 3.02
Weighted-average shares outstanding (in millions)	2,710	2,713	2,739
Diluted Earnings (Loss) Per Common Share:			
Income before extraordinary items and cumulative effect of accounting change	$ .22	$ 3.95	$ 2.98
Extraordinary items, net of tax	(.01)	.37	(.01)
Cumulative effect of accounting change, net of tax	(.07)	(.01)	–
Net Income	$ .14	$ 4.31	$ 2.97
Weighted-average shares outstanding (in millions)	2,730	2,737	2,777

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

(dollars in millions, except per share amounts)

At December 31,	2001	2000
Assets		
Current assets		
Cash and cash equivalents	$ 979	$ 757
Short-term investments	1,991	1,613
Accounts receivable, net of allowances of $2,153 and $1,562	14,254	14,010
Inventories	1,968	1,910
Net assets held for sale	1,199	518
Prepaid expenses and other	2,796	3,313
Total current assets	23,187	22,121
Plant, property and equipment	169,586	158,957
Less accumulated depreciation	95,167	89,453
	74,419	69,504
Investments in unconsolidated businesses	10,202	13,115
Intangible assets, net	44,262	41,990
Other assets	18,725	18,005
Total assets	$ 170,795	$ 164,735
Liabilities and Shareowners' Investment		
Current liabilities		
Debt maturing within one year	$ 18,669	$ 14,838
Accounts payable and accrued liabilities	13,947	13,965
Other	5,404	5,433
Total current liabilities	38,020	34,236
Long-term debt	45,657	42,491
Employee benefit obligations	11,898	12,543
Deferred income taxes	16,543	15,260
Other liabilities	3,989	3,797
Minority interest	22,149	21,830
Shareowners' investment		
Series preferred stock ($.10 par value; none issued)	-	-
Common stock ($.10 par value; 2,751,650,484 shares issued in both periods)	275	275
Contributed capital	24,676	24,555
Reinvested earnings	10,704	14,667
Accumulated other comprehensive loss	(1,187)	(2,176)
	34,468	37,321
Less common stock in treasury, at cost	1,182	1,861
Less deferred compensation-employee stock ownership plans and other	747	882
Total shareowners' investment	32,539	34,578
Total liabilities and shareowners' investment	$ 170,795	$ 164,735

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in millions)

Years Ended December 31,	2001	2000	1999
Cash Flows from Operating Activities			
Income before extraordinary items and cumulative effect of accounting change	$ 590	$ 10,810	$ 8,296
Adjustments to reconcile income before extraordinary items and cumulative effect of accounting change to net cash provided by operating activities:			
Depreciation and amortization	13,657	12,261	9,890
Sales of assets, net	350	(3,793)	(1,379)
Mark-to-market adjustment – financial instruments	182	(664)	664
Employee retirement benefits	(1,327)	(3,340)	(1,707)
Deferred income taxes	1,065	3,434	2,148
Provision for uncollectible accounts	1,952	1,409	1,133
Equity in unconsolidated businesses	5,042	(3,792)	(511)
Changes in current assets and liabilities, net of effects from acquisition/disposition of businesses:			
Accounts receivable	(2,379)	(2,440)	(1,865)
Inventories	(47)	(530)	(146)
Other assets	(396)	(264)	(334)
Accounts payable and accrued liabilities	420	1,973	780
Other, net	664	763	48
Net cash provided by operating activities	19,773	15,827	17,017
Cash Flows from Investing Activities			
Capital expenditures	(17,371)	(17,633)	(13,013)
Acquisitions, net of cash acquired, and investments	(3,142)	(2,247)	(5,219)
Proceeds from disposition of businesses	415	6,794	1,813
Investments in notes receivable	(50)	(1,024)	(1)
Purchases of short-term investments	(2,002)	(1,204)	(1,051)
Proceeds from sale of short-term investments	1,595	983	954
Other, net	(1,071)	(1,724)	(903)
Net cash used in investing activities	(21,626)	(16,055)	(17,420)
Cash Flows from Financing Activities			
Proceeds from long-term borrowings	14,199	8,781	5,299
Repayments of long-term borrowings and capital lease obligations	(7,589)	(7,238)	(2,873)
Increase (decrease) in short-term obligations, excluding current maturities	(546)	3,515	4,166
Dividends paid	(4,168)	(4,421)	(4,227)
Proceeds from sale of common stock	501	576	1,166
Purchase of common stock for treasury	(18)	(2,294)	(2,037)
Minority interest	53	3	122
Other, net	(357)	30	116
Net cash provided by (used in) financing activities	2,075	(1,048)	1,732
Increase (decrease) in cash and cash equivalents	222	(1,276)	1,329
Cash and cash equivalents, beginning of year	757	2,033	704
Cash and cash equivalents, end of year	$ 979	$ 757	$ 2,033

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREOWNERS' INVESTMENT

(dollars in millions, except per share amounts, and shares in thousands)

Years Ended December 31,	2001		2000		1999	
	Shares	Amount	Shares	Amount	Shares	Amount
Common Stock						
Balance at beginning of year	2,751,650	$ 275	2,756,485	$ 276	2,757,203	$ 276
Shares issued-employee plans	–	–	5,533	–	20,918	2
Shares retired	–	–	(10,368)	(1)	(21,636)	(2)
Balance at end of year	2,751,650	275	2,751,650	275	2,756,485	276
Contributed Capital						
Balance at beginning of year		24,555		20,134		20,160
Shares issued-employee plans		–		473		989
Shares retired		–		(577)		(1,314)
Issuance of stock by subsidiaries		–		171		44
Tax benefit from exercise of stock options		101		66		256
Gain on formation of wireless joint venture		–		4,271		–
Other		20		17		(1)
Balance at end of year		24,676		24,555		20,134
Reinvested Earnings						
Balance at beginning of year		14,667		7,428		3,754
Net income		389		11,797		8,260
Dividends declared ($1.54, $1.54, and $1.54 per share)		(4,176)		(4,416)		(4,219)
Shares issued-employee plans		(188)		(160)		(359)
Other		12		18		(8)
Balance at end of year		10,704		14,667		7,428
Accumulated Other Comprehensive Income (Loss)						
Balance at beginning of year		(2,176)		75		(1,088)
Foreign currency translation adjustment		(40)		(262)		(41)
Unrealized gains (losses) on marketable securities		1,061		(1,965)		1,197
Unrealized derivative losses on cash flow hedges		(45)		–		–
Minimum pension liability adjustment		13		(24)		7
Other comprehensive income (loss)		989		(2,251)		1,163
Balance at end of year		(1,187)		(2,176)		75
Treasury Stock						
Balance at beginning of year	49,215	1,861	23,569	640	22,887	593
Shares purchased	395	18	35,110	1,717	12,142	723
Shares distributed						
Employee plans	(14,376)	(694)	(9,444)	(495)	(11,446)	(675)
Shareowner plans	(61)	(3)	(20)	(1)	(14)	(1)
Balance at end of year	35,173	1,182	49,215	1,861	23,569	640
Deferred Compensation–ESOPs and Other						
Balance at beginning of year		882		897		1,074
Amortization		(155)		(155)		(177)
Other		20		140		–
Balance at end of year		747		882		897
Total Shareowners' Investment		$ 32,539		$ 34,578		$ 26,376
Comprehensive Income						
Net income		$ 389		$ 11,797		$ 8,260
Other comprehensive income (loss) per above		989		(2,251)		1,163
Total Comprehensive Income		$ 1,378		$ 9,546		$ 9,423

See Notes to Consolidated Financial Statements.

NOTE 1

DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Verizon Communications Inc. (Verizon) is one of the world's leading providers of communications services. Our company is the largest provider of wireline and wireless communications in the United States. Our global presence extends to over 40 countries in the Americas, Europe, Asia and the Pacific. We have four reportable segments, which we operate and manage as strategic business units: Domestic Telecom, Domestic Wireless, International and Information Services. For further information concerning our business segments, see Note 21.

Consolidation

The method of accounting applied to investments, whether consolidated, equity or cost, involves an evaluation of all significant terms of the investments that explicitly grant or suggest evidence of control or influence over the operations of the investee. The consolidated financial statements include our controlled subsidiaries. Investments in businesses which we do not control, but have the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method. Investments in which we do not have the ability to exercise significant influence over operating and financial policies are accounted for under the cost method. Equity and cost method investments are included in Investments in Unconsolidated Business in our consolidated balance sheets. Certain of our cost method investments are classified as available-for-sale securities and adjusted to fair value pursuant to Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

We prepare our financial statements using generally accepted accounting principles which require management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

Examples of significant estimates include the allowance for doubtful accounts and the recoverability of intangibles and other long-lived assets.

Revenue Recognition

We recognize wireline and wireless service revenues based upon usage of our network and facilities and contract fees. We recognize product and other service revenues when the products are delivered and accepted by the customers and when services are provided in accordance with contract terms. We recognize directory revenues, and associated costs, when the directories are published and distributed.

We adopted the provisions of the Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements" effective January 1, 2000, as required by the SEC. The impact to Verizon pertains to the deferral of some non-recurring fees, such as service activation and installation fees, and associated incremental direct costs, and the recognition of those revenues and costs over the expected term of the customer relationship. The total cumulative effect of adopting SAB No. 101 was a non-cash, after-tax charge of $40 million.

Maintenance and Repairs

We charge the cost of maintenance and repairs, including the cost of replacing minor items not constituting substantial betterments, to Operations and Support Expense as these costs are incurred.

Earnings Per Common Share

Basic earnings per common share are based on the weighted-average number of shares outstanding during the year. Diluted earnings per common share include the dilutive effect of shares issuable under our stock-based compensation plans, which represent the only potentially dilutive common shares.

Cash and Cash Equivalents

We consider all highly liquid investments with a maturity of 90 days or less when purchased to be cash equivalents, except cash equivalents held as short-term investments. Cash equivalents are stated at cost, which approximates market value.

Short-Term Investments

Our short-term investments consist primarily of cash equivalents held in trust to pay for certain employee benefits. Short-term investments are stated at cost, which approximates market value.

Marketable Securities

We continually evaluate our investments in marketable securities for impairment due to declines in market value considered to be other than temporary. That evaluation includes, in addition to persistent, declining stock prices, general economic and company-specific evaluations. In the event of a determination that a decline in market value is other than temporary, a charge to earnings is recorded for the loss, and a new cost basis in the investment is established. These investments are included in the accompanying consolidated balance sheets in Investments in Unconsolidated Businesses or Other Assets.

Inventories

We include in inventory new and reusable supplies and network equipment of our telephone operations, which are stated principally at average original cost, except that specific costs are used in the case of large individual items. Inventories of our other subsidiaries are stated at the lower of cost (determined principally on either an average cost or first-in, first-out basis) or market.

Plant and Depreciation

We record plant, property and equipment at cost. Our telephone operations' depreciation expense is principally based on the composite group remaining life method and straight-line composite rates. This method provides for the recognition of the cost of the remaining net investment in telephone plant, less anticipated net salvage value, over the remaining asset lives. This method requires the periodic revision of depreciation rates.

The asset lives used by our telephone operations are presented in the following table:

Average Lives (in years)	
Buildings	35
Central office equipment	5-10
Outside communications plant	14-50
Furniture, vehicles and other	3-15

When we replace or retire depreciable plant used in our wireline network, we deduct the carrying amount of such plant from the respective accounts and charge it to accumulated depreciation.

Plant, property and equipment of our other subsidiaries is depreciated on a straight-line basis over the following estimated useful lives: buildings, 20 to 40 years; wireless plant equipment, 3 to 15 years; and other equipment, 1 to 20 years.

When the depreciable assets of our other subsidiaries are retired or otherwise disposed of, the related cost and accumulated depreciation are deducted from the plant accounts, and any gains or losses on disposition are recognized in income.

We capitalize interest associated with the acquisition or construction of plant assets. Capitalized interest is reported as a cost of plant and a reduction in interest cost.

Computer Software Costs

We capitalize the cost of internal-use software which has a useful life in excess of one year in accordance with Statement of Position (SOP) No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Also, we capitalize interest associated with the development of internal-use software. Capitalized computer software costs are amortized using the straight-line method over a period of 3 to 7 years.

Goodwill and Other Intangibles

Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. For acquisitions prior to July 1, 2001, we generally amortized goodwill, wireless licenses and other identifiable intangibles on a straight-line basis over their estimated useful life, not exceeding 40 years. For acquisitions after June 30, 2001, we applied newly issued accounting rules on business combinations, goodwill and intangible assets, which no longer permit amortization of goodwill and indefinite-lived intangible assets. Most of our acquired customer bases are amortized in a manner consistent with historical attrition patterns. Through December 31, 2001 we assessed the impairment of other identifiable intangibles and goodwill related to our consolidated subsidiaries under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" whenever events or changes in circumstances indicated that the carrying value may not have been recoverable. A determination of impairment (if any) was made based on estimates of future cash flows. In instances where goodwill was recorded for assets that were subject to an impairment loss, the carrying amount of the goodwill was eliminated before any reduction was made to the carrying amounts of impaired long-lived assets and identifiable intangibles. On a quarterly basis, we assessed the impairment of enterprise level goodwill under Accounting Principles Board (APB) Opinion No. 17, "Intangible Assets." A determination of impairment (if any) was made based primarily on estimates of market value.

In June 2001, the Financial Accounting Standards Board (FASB) issued new pronouncements which change our accounting policies for goodwill and other intangible assets and for impairments or disposals of long-lived assets (see "Recent Accounting Pronouncements" below).

Sale of Stock by Subsidiary

We recognize in consolidation changes in our ownership percentage in a subsidiary caused by issuances of the subsidiary's stock as adjustments to Contributed Capital.

Income Taxes

Verizon and its domestic subsidiaries file a consolidated federal income tax return. For periods prior to the Bell Atlantic-GTE merger (see Note 3), GTE filed a separate consolidated federal income tax return.

Our telephone operations use the deferral method of accounting for investment tax credits earned prior to the repeal of investment tax credits by the Tax Reform Act of 1986. We also defer certain transitional credits earned after the repeal. We amortize these credits over the estimated service lives of the related assets as a reduction to the Provision for Income Taxes.

Stock-Based Compensation

We account for stock-based employee compensation plans under APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, and follow the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation."

Foreign Currency Translation

The functional currency for nearly all of our foreign operations is the local currency. For these foreign entities, we translate income statement amounts at average exchange rates for the period, and we translate assets and liabilities at end-of-period exchange rates. We record these translation adjustments in Accumulated Other Comprehensive Loss, a separate component of Shareowners' Investment, in our consolidated balance sheets. We report exchange gains and losses on intercompany foreign currency transactions of a long-term nature in Accumulated Other Comprehensive Loss. Other exchange gains and losses are reported in income.

When a foreign entity operates in a highly inflationary economy, we use the U.S. dollar as the functional currency rather than the local currency. We translate nonmonetary assets and liabilities and related expenses into U.S. dollars at historical exchange rates. We translate all other income statement amounts using average exchange rates for the period. Monetary assets and liabilities are translated at end-of-period exchange rates, and any gains or losses are reported in income.

Employee Benefit Plans
Pension and postretirement health care and life insurance benefits earned during the year as well as interest on projected benefit obligations are accrued currently. Prior service costs and credits resulting from changes in plan benefits are amortized over the average remaining service period of the employees expected to receive benefits.

Derivative Instruments
We have entered into derivative transactions to manage our exposure to fluctuations in foreign currency exchange rates, interest rates, equity prices and corporate tax rates. We employ risk management strategies using a variety of derivatives including foreign currency forwards and options, equity options, interest rate swap agreements, interest rate caps and floors, and basis swap agreements. We do not hold derivatives for trading purposes.

Effective January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS No. 133 requires that all derivatives, including derivatives embedded in other financial instruments, be measured at fair value and recognized as either assets or liabilities on our balance sheet. Changes in the fair values of derivative instruments not qualifying as hedges under SFAS No. 133 or any ineffective portion of hedges are recognized in earnings in the current period. Changes in the fair values of derivative instruments used effectively as fair value hedges are recognized in earnings, along with changes in the fair value of the hedged item. Changes in the fair value of the effective portions of cash flow hedges are reported in other comprehensive loss, and recognized in earnings when the hedged item is recognized in earnings.

Prior to January 1, 2001, foreign currency derivatives and basis swap agreements were accounted for under the fair value method which required us to record these derivatives at fair value in our consolidated balance sheets, with any changes in value recorded in income or Shareowners' Investment. Gains, losses and related discounts or premiums related to foreign currency derivatives that hedged our investments in consolidated foreign subsidiaries or foreign equity method investments were included in Accumulated Other Comprehensive Loss and reflected in income upon sale or substantial liquidation of the investment. Gains or losses from foreign currency derivatives that hedged our short-term transactions and cost method investments were included in Other Income and (Expense), Net, and discounts or premiums on these contracts were included in income over the lives of the contracts. Gains or losses from identifiable foreign currency commitments were deferred and recognized in income when the future transaction occurred or at the time the transaction was no longer likely to occur. Interest rate swap agreements and interest rate caps and floors that qualified as hedges were accounted for under the accrual method. Under the accrual method, no amounts were recognized in our consolidated balance sheets related to the principal balances. The interest differential that was paid or received and the premiums related to caps and floors were recognized as adjustments to Interest Expense over the life of the agreements. Gains or losses on terminated agreements were recorded as an adjustment to the basis of the underlying liability and amortized over the original life of the agreement.

Recent Accounting Pronouncements

Business Combinations
In June 2001, the FASB issued SFAS No. 141, "Business Combinations," which applies to business combinations occurring after June 30, 2001. SFAS No. 141 requires that the purchase method of accounting be used and includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in the combination.

Goodwill and Other Intangible Assets
In June 2001, the FASB also issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment in accordance with this statement. This impairment test uses a fair value approach rather than the undiscounted cash flows approach previously required by SFAS No. 121. The goodwill impairment test under SFAS No. 142 requires a two-step approach, which is performed at the reporting unit level, as defined in SFAS No. 142. Step one identifies potential impairments by comparing the fair value of the reporting unit to its carrying amount. Step two, which is only performed if there is a potential impairment, compares the carrying amount of the reporting unit's goodwill to its implied value, as defined in SFAS No. 142. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized for an amount equal to that excess. The amortization of goodwill included in our investments in equity investees will also no longer be recorded upon adoption of the new rules. Intangible assets that do not have indefinite lives will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

We will adopt SFAS No. 142 effective January 1, 2002. In accordance with the standard, we are currently in the process of performing the transitional goodwill impairment tests and evaluating the impact of these tests on our results of operations and financial position. Any impairment resulting from our initial application of the standard will be recorded as a cumulative effect of a change in accounting principle as of January 1, 2002. We have estimated the impact of no longer amortizing goodwill and intangible assets with indefinite lives, including wireless licenses, under the new rules of SFAS No. 142 to be between approximately $.07 per share and $.14 per share. The range represents our continuing analysis of intangible assets with indefinite lives and intangible assets that do not have indefinite lives.

Asset Retirement Obligations
In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This standard provides the accounting for the cost of legal obligations associated with the retirement of long-lived assets. SFAS No. 143 requires that companies recognize the fair value of a liability for asset retire-

ment obligations in the period in which the obligations are incurred and capitalize that amount as a part of the book value of the long-lived asset. That cost is then depreciated over the remaining life of the underlying long-lived asset. We are required to adopt SFAS No. 143 effective January 1, 2003. We are currently evaluating the impact this new standard will have on our future results of operations or financial position.

Impairment or Disposal of Long-Lived Assets

In August 2001, the FASB issued SFAS No. 144. This standard supersedes SFAS No. 121 and the provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" with regard to reporting the effects of a disposal of a segment of a business. SFAS No. 144 establishes a single accounting model for assets to be disposed of by sale and addresses several SFAS No. 121 implementation issues. We are required to adopt SFAS No. 144 effective January 1, 2002. We do not expect the impact of the adoption of SFAS No. 144 to have a material effect on our results of operations or financial position.

NOTE 2

ACCOUNTING FOR THE IMPACT OF THE SEPTEMBER 11, 2001 TERRORIST ATTACKS

The terrorist attacks on September 11th resulted in considerable loss of life and property, as well as exacerbate weakening economic conditions. Verizon was not spared any of these effects, given our significant operations in New York and Washington, D.C.

The primary financial statement impact of the September 11th terrorist attacks pertains to Verizon's plant, equipment and administrative office space located either in, or adjacent to the World Trade Center complex, and the associated service restoration efforts. During the period following September 11th, we focused primarily on service restoration in the World Trade Center area and incurred costs, net of estimated insurance recoveries, totaling $285 million pretax ($172 million after-tax, or $.06 per diluted share) as a result of the terrorist attacks.

Verizon's insurance policies are limited to losses of $1 billion for each occurrence and include a deductible of $1 million. As a result, we accrued an estimated insurance recovery of approximately $400 million in 2001, of which approximately $130 million has been received. The costs and estimated insurance recovery were recorded in accordance with Emerging Issues Task Force Issue No. 01-10, "Accounting for the Impact of the Terrorist Attacks of September 11, 2001."

NOTE 3

COMPLETION OF MERGERS

On June 30, 2000, Bell Atlantic Corporation (Bell Atlantic) and GTE Corporation (GTE) completed a merger under a definitive merger agreement dated as of July 27, 1998. Upon closing of the merger, the combined company began doing business as Verizon. GTE shareowners received 1.22 shares of Bell Atlantic common stock for each share of GTE common stock that they owned. The merger qualified as a tax-free reorganization and has been accounted for as a pooling-of-interests business combination. Under this method of accounting, Bell Atlantic and GTE are treated as if they had always been combined for accounting and financial reporting purposes. As a result, we have restated our consolidated financial statements for all dates and periods prior to the merger to reflect the combined results of Bell Atlantic and GTE as of the beginning of the earliest period presented.

In addition to combining the separate historical results of Bell Atlantic and GTE, the restated combined financial statements include the adjustments necessary to conform accounting methods and presentation, to the extent that they were different, and to eliminate significant intercompany transactions. The separate Bell Atlantic and GTE results of operations for periods prior to the merger were as follows:

(dollars in millions)

	Three Months Ended March 31, 2000	Year Ended December 31, 1999
Operating Revenues	(Unaudited)	
Bell Atlantic	$ 8,534	$ 33,174
GTE	6,100	25,336
Conforming adjustments, reclassifications and eliminations	(85)	(316)
Accounting change	(17)	–
Combined	$ 14,532	$ 58,194
Net Income		
Bell Atlantic	$ 731	$ 4,202
GTE	807	4,033
Conforming adjustments, reclassifications and eliminations	19	25
Accounting change	(42)	–
Combined	$ 1,515	$ 8,260

The following table summarizes the pretax charges incurred for the Bell Atlantic-GTE merger. Amounts for 2001 and 2000 pertain to the Bell Atlantic-GTE merger. Transition costs for 1999 pertain to the Bell Atlantic-NYNEX Corporation (NYNEX) merger, which was completed in August 1997.

(dollars in millions)

Years Ended December 31,	2001	2000	1999
Direct Incremental Costs			
Compensation arrangements	$ –	$ 210	$ –
Professional services	–	161	–
Shareowner-related	–	35	–
Registration, regulatory and other	–	66	–
Total Direct Incremental Costs	–	472	–
Employee Severance Costs	–	584	–
Transition Costs			
Systems modifications	401	99	186
Branding	112	240	1
Relocation, training and other	526	355	18
Total Transition Costs	1,039	694	205
Total Merger-Related Costs	$ 1,039	$ 1,750	$ 205

The following table provides a reconciliation of the liabilities associated with Bell Atlantic-GTE merger-related costs, Bell Atlantic-NYNEX merger-related costs and other charges and special items described below:

(dollars in millions)

	1999				2000				2001		
	Beginning of Year	Payments	Asset Write-offs and Other	End of Year	Charged to Expense	Payments	Asset Write-offs and Other	End of Year	Payments	Asset Write-offs and Other	End of Year
Merger-Related											
Direct incremental costs	$ 4	$ (1)	$ (3)	$ –	$ 472	$ (469)	$ –	$ 3	$ (3)	$ –	$ –
Employee severance costs	316	(35)	(15)	266	584	(120)	(68)	662	(310)	71	423
Other Initiatives											
Video-related costs	6	(2)	(4)	–	–	–	–	–	–	–	–
Write-down of fixed assets and real estate consolidation	23	(3)	(18)	2	–	–	(2)	–	–	–	–
Regulatory, tax and legal contingencies, and other special items	249	(4)	(40)	205	–	(14)	(73)	118	–	(10)	108
	$ 598	$ (45)	$ (80)	$ 473	$1,056	$ (603)	$ (143)	$ 783	$ (313)	$ 61	$ 531

Merger-Related Costs

Direct Incremental Costs

Direct incremental costs related to the Bell Atlantic-GTE merger of $472 million ($378 million after-tax, or $.14 per diluted share) include compensation, professional services and other costs. Compensation includes retention payments to employees that were contingent on the close of the merger and payments to employees to satisfy contractual obligations triggered by the change in control. Professional services include investment banking, legal, accounting, consulting and other advisory fees incurred to obtain federal and state regulatory approvals and take other actions necessary to complete the merger. Other includes costs incurred to obtain shareholder approval of the merger, register securities and communicate with shareholders, employees and regulatory authorities regarding merger issues. All of the Bell Atlantic-GTE merger direct incremental costs had been paid as of December 31, 2001.

Employee Severance Costs

Employee severance costs related to the Bell Atlantic-GTE merger of $584 million ($371 million after-tax, or $.14 per diluted share), as recorded under SFAS No. 112, "Employers' Accounting for Postemployment Benefits," represent the benefit costs for the separation of approximately 5,500 management employees who were entitled to benefits under pre-existing separation plans, as well as an accrual for ongoing SFAS No. 112 obligations for GTE employees. Of these employees, approximately 5,200 were located in the United States and approximately 300 were located at various international locations. The separations either have or are expected to occur as a result of consolidations and process enhancements within our operating segments. Accrued postemployment benefit liabilities for those employees are included in our consolidated balance sheets as components of Other Current Liabilities and Employee Benefit Obligations. As of December 31, 2001, a total of approximately 5,400 employees have been separated with severance benefits in connection with the Bell Atlantic-GTE merger severance program and ongoing severance plans.

Employee severance costs related to the Bell Atlantic-NYNEX merger represented the benefit costs for the separation of approximately 3,100 management employees who were entitled to benefits under pre-existing separation pay plans. During 1999, 231 management employees were separated with severance benefits. There were no Bell Atlantic-NYNEX merger-related separations in 2000 and 2001. There was no remaining severance liability under this program as of December 31, 2000.

Transition Costs

In addition to the direct incremental merger-related and severance costs discussed above, we expect to incur a total of approximately $2 billion of transition costs related to the Bell Atlantic-GTE merger and the formation of the wireless joint venture. These costs will be incurred to integrate systems, consolidate real estate, and relocate employees. They also include approximately $500 million for advertising and other costs to establish the Verizon brand. Transition costs related to the Bell Atlantic-GTE merger and the formation of the wireless joint venture were $1,039 million ($578 million after taxes and minority interest, or $.21 per diluted share) in 2001 and $694 million ($316 million after taxes and minority interest, or $.12 per diluted share) in 2000.

In connection with the Bell Atlantic-NYNEX merger, we recorded transition costs similar in nature to the Bell Atlantic-GTE merger transition costs of $205 million ($126 million after-tax, or $.05 per diluted share) in 1999.

Genuity

In accordance with the provisions of a Federal Communications Commission (FCC) order approving the merger of Bell Atlantic and GTE, in June 2000 Genuity Inc. (Genuity), formerly a wholly owned subsidiary of GTE, sold in a public offering 174 million of its Class A common shares, representing 100% of Genuity's issued and outstanding Class A common stock and 90.5% of its overall voting equity. The issuance resulted in cash proceeds to Genuity of $1.9 billion. GTE retained 100% of Genuity's Class B common stock, which currently represents 8.2% of the voting equity in Genuity and contains a contingent conversion feature.

In accordance with provisions of the FCC order, the sale transferred the majority ownership and control of Genuity to the Class A common stockholders and, accordingly, we deconsolidated our investment in Genuity effective June 30, 2000. In addition to the sale, we are also required to adhere to safeguards in the FCC's order that prohibit us from exercising influence over Genuity's operations. Therefore, we are accounting for our investment in Genuity using the cost method.

The Class B common stock's conversion rights are dependent on the percentage of certain of Verizon's access lines that are compliant with Section 271 of the Telecommunications Act of 1996 (Section 271). Under the FCC order, once we eliminate the applicable Section 271 restrictions as to at least 50% of the former Bell Atlantic in-region access lines, we can transfer our Class B common stock to a disposition trustee for sale to one or more third parties. If we eliminate the applicable Section 271 restrictions as to 100% of the former Bell Atlantic in-region access lines, we can convert our Class B common stock into 800 million shares of Genuity's Class A common stock or Class C common stock, subject to the terms of the FCC order. This conversion feature expires if we do not eliminate the applicable Section 271 restrictions as to 100% of the former Bell Atlantic in-region access lines by the fifth anniversary of the Bell Atlantic-GTE merger, subject to extension under certain circumstances. In addition, if we eliminate Section 271 restrictions as to 95% of the former Bell Atlantic in-region lines, we may require Genuity to reconfigure its operations in one or more former Bell Atlantic in-region states where we have not eliminated those restrictions in order to bring those operations into compliance with Section 271 under certain circumstances. As of December 31, 2001, we have eliminated Section 271 restrictions as to more than 50% of the former Bell Atlantic in-region access lines.

For further information related to our investment in Genuity, see Note 10.

NOTE 4

NET ASSETS HELD FOR SALE

In December 2001, we agreed to sell Telecommunication Services Inc. (TSI), for approximately $800 million. The transaction closed on February 14, 2002.

During the third quarter of 2001, we announced that we were exploring the sale of approximately 1.2 million switched telephone access lines in Alabama, Kentucky and Missouri, and during the quarter we committed to sell those access lines. In October 2001, we agreed to sell all 675,000 of our access lines in Alabama and Missouri to CenturyTel Inc. (CenturyTel) for $2.2 billion. The sale must be approved by the Missouri public service commission, the FCC and the U.S. Department of Justice (DOJ). The Alabama public service commission approved the sale in December 2001. We expect to close the sale and transfer our operations to CenturyTel during the second half of 2002. Also in October 2001, we agreed to sell approximately 600,000 access lines in Kentucky to ALLTEL Corporation (ALLTEL) for $1.9 billion. The sale has been approved by the Kentucky public service commission, and remains subject to approval by the FCC and the DOJ. We expect to close the sale and transfer our operations to ALLTEL during the second half of 2002. The net assets pertaining to those access lines, principally plant, property and equipment of approximately $1.2 billion, are classified in the consolidated balance sheets as Net Assets Held for Sale as of December 31, 2001. At December 31, 2001, these access lines represent less than 2% of Verizon's total switched access lines in service.

NOTE 5

SALES OF ASSETS, NET

During 2001, we recognized net losses in operations related to sales of assets, impairments of assets held for sale and other charges. During 2000 and 1999, we recognized net gains related to sales of assets and impairments of assets held for sale. These net gains and losses are summarized as follows:

(dollars in millions)

Years Ended December 31,	2001		2000		1999	
	Pretax	After-tax	Pretax	After-tax	Pretax	After-tax
Wireline property sales	$ –	$ –	$3,051	$1,856	$ –	$ –
Wireless overlap sales	(92)	(60)	1,922	1,156	–	–
Other, net	(258)	(166)	(1,180)	(1,025)	1,379	819
	$ (350)	$ (226)	$3,793	$1,987	$1,379	$ 819

As required, gains on sales of wireless overlap properties that occurred prior to the closing of the Bell Atlantic-GTE merger are included in operating income and in the table above. Gains on sales of significant wireless overlap properties that occurred after the Bell Atlantic-GTE merger are classified as extraordinary items. See Note 7 for gains on sales of significant wireless overlap properties subsequent to the Bell Atlantic-GTE merger.

Wireline Property Sales

During 1998, GTE committed to sell approximately 1.6 million nonstrategic domestic access lines. During 2000, access line sales generated combined cash proceeds of approximately $4,903 million and $125 million in convertible preferred stock. The pretax gain on the sales was $3,051 million ($1,856 million after-tax, or $.68 per diluted share).

Wireless Overlap Sales

A DOJ consent decree issued on December 6, 1999 required GTE Wireless, Bell Atlantic Mobile, Vodafone Group plc (Vodafone) and PrimeCo Communications (PrimeCo) to resolve a number of wireless market overlaps in order to complete the wireless joint venture and the Bell Atlantic-GTE merger. As a result, during April 2000 we completed a transaction with ALLTEL that provided for the exchange of former Bell Atlantic Mobile and GTE Wireless markets for several of ALLTEL's wireless markets. These exchanges were accounted for as purchase business combinations and resulted in combined pretax gains of $1,922 million ($1,156 million after-tax, or $.42 per diluted share).

During 2001, we recorded a pretax gain of $80 million ($48 million after-tax, or $.02 per diluted share) on the sale of the Cincinnati market and a pretax loss of $172 million ($108 million after-tax, or $.04 per diluted share) related to the sale of the Chicago market.

Other Transactions

During 2001, we recorded charges totaling $258 million pretax ($166 million after-tax, or $.06 per diluted share) related to exiting several businesses, including our video business and some leasing activities.

During 2000, we recorded charges related to the write-down of certain impaired assets and other charges of $1,180 million pretax ($1,025 million after-tax, or $.37 per diluted share), as follows:

(dollars in millions, except per share amounts)

Year Ended December 31, 2000	Pretax	After-tax	Per diluted share
Airfone and Video impairment	$ 566	$ 362	$ .13
CLEC impairment	334	218	.08
Real estate consolidation and other merger-related charges	220	142	.05
Deferred taxes on contribution to the wireless joint venture	–	249	.09
Other, net	60	54	.02
	$ 1,180	$ 1,025	$ .37

In connection with our decisions to exit the video business and Airfone (a company involved in air-to-ground communications), in the second quarter of 2000 we recorded an impairment charge to reduce the carrying value of these investments to their estimated net realizable value.

The competitive local exchange carrier (CLEC) impairment primarily relates to the revaluation of assets and the accrual of costs pertaining to certain long-term contracts due to strategic changes in our approach to offering bundled services both in and out of franchise areas. The revised approach to providing such services resulted, in part, from post-merger integration activities and acquisitions.

The real estate consolidation and other merger-related charges include the revaluation of assets and the accrual of costs to exit leased facilities that are in excess of our needs as the result of post-merger integration activities.

The deferred tax charge is non-cash and was recorded as the result of the contribution in July 2000 of the GTE Wireless assets to Verizon Wireless based on the differences between the book and tax bases of assets contributed.

During 1999, we sold substantially all of GTE Government Systems to General Dynamics Corporation for $1 billion in cash. The pretax gain on the sale was $754 million ($445 million after-tax, or $.16 per diluted share). In addition, during 1999, we recorded a net pretax gain of $112 million ($66 million after-tax, or $.02 per diluted share), primarily associated with the sale of the remaining major division of GTE Government Systems to DynCorp. The 1999 year-to-date net gains for asset sales also include a pretax gain of $513 million ($308 million after-tax, or $.11 per diluted share) associated with the merger of BC TELECOM Inc. (BC TELECOM) and TELUS Corporation during the first quarter of 1999.

NOTE 6

OTHER STRATEGIC ACTIONS

During the fourth quarter of 2001, we recorded a special charge of $1,613 million ($1,001 million after-tax, or $.37 per diluted share) primarily associated with employee severance costs and related pension enhancements. The charge included severance and related benefits of $765 million ($477 million after-tax, or $.18 per diluted share), as recorded under SFAS No. 112, for the voluntary and involuntary separation of approximately 10,000 employees. We also included a charge of $848 million ($524 million after-tax, or $.19 per diluted share) recorded in accordance with SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," which includes pension enhancements of $813 million ($504 million after-tax, or $.18 per diluted share) and pension settlement losses of $35 million ($20 million after-tax, or $.01 per diluted share), relating to lump sum settlements of some existing pension obligations.

In 2001, we recorded a pretax charge of $672 million ($663 million after-tax, or $.24 per diluted share) primarily relating to our investment in CTI Holdings, S.A. (CTI), our cellular subsidiary in Argentina. Given the current status of the Argentinean economy, the recent devaluation of the Argentinean peso as well as future economic prospects, including a worsening of the recession, we recorded an estimated loss of $637 million ($637 million after-tax, or $.23 per diluted share) based on CTI's current financial position and revised expected results of operations. This loss was an estimation since the Argentinean economy deteriorated very rapidly at year-end and is continuing to reflect instability. This estimated loss may not be sufficient when our assessment of the economic impact on CTI, as well as the structure and nature of our continuing involvement in CTI, is completed. We also recorded a loss of $35 million ($26 million after-tax, or $.01 per diluted share) related to international losses.

In 2000, we recorded a pretax charge of $50 million ($50 million after-tax, or $.02 per diluted share) associated with our share of costs incurred at two of our international equity investees to complete employee separation programs.

Other charges and special items recorded during 2001 include asset impairments related to property sales and facility consolidation of $151 million ($95 million after-tax, or $.03 per diluted share).

Other charges and special items recorded during 2000 included the write-off of our investment in NorthPoint Communications Corp. (NorthPoint) of $155 million ($153 million after-tax, or $.06 per diluted share) as a result of the deterioration in NorthPoint's business, operations and financial condition.

Other charges and special items in 2000 also included the cost of disposing or abandoning redundant assets and discontinued system development projects in connection with the Bell Atlantic-GTE merger of $287 million ($175 million after-tax, or $.06 per diluted share), regulatory settlements of $98 million ($61 million after-tax, or $.02 per diluted share) and other asset write-downs of $416 million ($290 million after-tax, or $.11 per diluted share).

During 1999, we recorded a special charge of $192 million ($119 million after-tax, or $.04 per diluted share) associated with employee separation programs. The charge included separation and related benefits such as outplacement and benefit continuation costs for approximately 3,000 employees. The programs were completed in early April 1999, as planned, consistent with the original cost estimates.

NOTE 7

EXTRAORDINARY ITEMS

During 2001, we retired $726 million of debt prior to the stated maturity date, resulting in a pretax extraordinary charge of $29 million ($19 million after-tax, or $.01 per diluted share).

In June 2000, we entered into a series of definitive sale agreements to resolve service area conflicts prohibited by FCC regulations as a result of the Bell Atlantic-GTE merger (see Note 5). These agreements, which were pursuant to the consent decree issued for the merger, enabled both the formation of Verizon Wireless and the closing of the merger. Since the sales were required pursuant to the consent decree and occurred after the merger, the gains on sales were recorded net of taxes as Extraordinary Items in the consolidated statements of income.

During the second half of 2000, we completed the sale of the Richmond (former PrimeCo) wireless market to CFW Communications Company in exchange for two wireless rural service areas in Virginia and cash. The sale resulted in a pretax gain of $184 million ($112 million after-tax, or $.04 per diluted share). In addition, we completed the sales of the consolidated markets in Washington and Texas and unconsolidated interests in Texas (former GTE) to SBC Communications. The sales resulted in a pretax gain of $886 million ($532 million after-tax, or $.19 per diluted share). Also, we completed the sale of the San Diego (former GTE) market to AT&T Wireless. The sale resulted in a pretax gain of $304 million ($182 million after-tax, or $.07 per diluted share). In 2000, we also completed the sale of the Houston (former PrimeCo) wireless overlap market to AT&T Wireless, resulting in a pretax gain of $350 million ($213 million after-tax, or $.08 per diluted share).

During 2000, we retired $190 million of debt prior to the stated maturity date, resulting in a pretax extraordinary charge of $19 million ($12 million after-tax, or less than $.01 per diluted share).

During the first quarter of 1999, we repurchased $338 million of high-coupon debt through a public tender offer prior to stated maturity, resulting in a pretax extraordinary charge of $46 million ($30 million after-tax, or $.01 per diluted share). During the second quarter of 1999, we recorded a pretax extraordinary charge of $10 million ($6 million after-tax, or less than $.01 per diluted share) associated with the early extinguishment of debentures of our telephone subsidiaries.

NOTE 8

WIRELESS JOINT VENTURE

On April 3, 2000, Verizon and Vodafone consummated the previously announced agreement to combine U.S. wireless and paging operations. Vodafone contributed its U.S. wireless operations, including its interest in PrimeCo, to an existing Bell Atlantic partnership in exchange for a 65.1% economic interest in the partnership. Bell Atlantic retained a 34.9% economic interest and control pursuant to the terms of the partnership agreement. We accounted for this transaction as a purchase business combination. The total consideration for the U.S. wireless operations of Vodafone was approximately $34 billion, resulting in increases in intangible assets of approximately $31 billion, minority interest of approximately $21 billion and debt of approximately $4 billion included in the consolidated balance sheets. Since the acquisition was effected through the issuance of partnership interests, the $4,271 million after-tax gain on the transaction was reported as an adjustment to contributed capital in accordance with our accounting policy for recording gains on the issuance of subsidiary stock. The appraisal and the allocation of the purchase price to the tangible and identifiable intangible assets were completed in the fourth quarter of 2000. A substantial portion of the excess purchase price over the tangible assets acquired was identified with wireless licenses, which will be amortized over a period up to 40 years since they are renewable on an indefinite basis, and therefore, have an indefinite life. We are currently evaluating the appropriate accounting for our wireless licenses in connection with our adoption of SFAS No. 142.

In July 2000, following the closing of the Bell Atlantic-GTE merger, interests in GTE's U.S. wireless operations were contributed to Verizon Wireless in exchange for an increase in our economic ownership interest to 55%. This transaction was accounted for as a transfer of assets between entities under common control and, accordingly, was recorded at the net book value of the assets contributed.

The following represents Verizon's historical results for 1999 adjusted to include the wireless joint venture on a pro forma basis comparable with 2000 results. No other pro forma adjustments were made to the historical results.

(dollars in millions, except per share amount)		
Revenues	$	62,504
Net income	$	8,101
Diluted earnings per common share	$	2.92

Under the terms of an investment agreement, Vodafone may require us or Verizon Wireless to purchase up to $20 billion worth of its interest in Verizon Wireless between 2003 and 2007 at its then fair market value. The purchase of up to $10 billion may be required during July 2003 or July 2004 and the remainder during the following years.

NOTE 9

MARKETABLE SECURITIES

We have investments in marketable securities, primarily common stocks, which are considered "available-for-sale" under SFAS No. 115. These investments have been included in our consolidated balance sheets in Investments in Unconsolidated Businesses and Other Assets.

Under SFAS No. 115, available-for-sale securities are required to be carried at their fair value, with unrealized gains and losses (net of income taxes) that are considered temporary in nature recorded in Accumulated Other Comprehensive Loss. The fair values of our investments in marketable securities are determined based on market quotations.

The following table shows certain summarized information related to our investments in marketable securities:

(dollars in millions)

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
At December 31, 2001				
Investments in unconsolidated businesses	**$ 1,337**	**$ 578**	**$ (80)**	**$ 1,835**
Other assets	**243**	**26**	**–**	**269**
	$ 1,580	**$ 604**	**$ (80)**	**$ 2,104**
At December 31, 2000				
Investments in unconsolidated businesses	$ 4,529	$ 559	$(1,542)	$ 3,546
Other assets	1,326	29	(241)	1,114
	$ 5,855	$ 588	$(1,783)	$ 4,660

Prior to 2001, we considered the declines in the market values of our marketable securities investments to be temporary, due principally to the overall weakness in the securities markets as well as telecommunications sector share prices. However, during 2001, we recognized a pretax loss of $4,686 million ($3,607 million after-tax, or $1.32 diluted loss per share) in Equity in Income (Loss) From Unconsolidated Businesses in the consolidated statements of income primarily relating to our investments in Cable & Wireless plc (C&W), NTL Incorporated (NTL) and Metromedia Fiber Network, Inc. (MFN). We determined, through the evaluations described in Note 1, that market value declines in these investments during 2001 were considered other than temporary. (See Note 10 for more information on these and other of our investments in unconsolidated businesses.)

During 2000, we recognized a pretax gain of $3,088 million ($1,941 million after-tax, or $.71 per diluted share) related to the restructuring of our equity investment in Cable & Wireless Communications plc (CWC). In exchange for our equity investment in CWC, we received shares of C&W and NTL. In 2000, half of our shares in MFN were restricted and carried at cost. In 2001, those shares became unrestricted and all of our MFN shares were recorded at fair value. (See Note 10.)

The unrealized gains on marketable securities at December 31, 2001 and 2000 relate primarily to our investment in Telecom Corporation of New Zealand Limited (TCNZ).

Certain other investments in securities that we hold are not adjusted to market values because those values are not readily determinable and/or the securities are not marketable. We have, however, adjusted the carrying values of these securities in situations where we believe declines in value below cost were other than temporary. During 2001, we recognized a pretax loss of $1,251 million ($1,251 million after-tax, or $.46 loss per diluted share) in Equity in Income (Loss) From Unconsolidated Businesses in the consolidated statements of income relating to our investment in Genuity (see Note 10). The carrying values for investments not adjusted to market value were $1,558 million at December 31, 2001 and $3,071 million at December 31, 2000.

NOTE 10

INVESTMENTS IN UNCONSOLIDATED BUSINESSES

Our investments in unconsolidated businesses are comprised of the following:

(dollars in millions)

	2001		2000	
At December 31,	Ownership	Investment	Ownership	Investment
Equity Investees				
CANTV	**28.5%**	**$ 1,869**	28.5%	$ 1,901
Omnitel	**23.1**	**1,574**	23.1	1,300
TELUS	**23.7**	**1,363**	22.0	1,258
TELPRI	**40.0**	**446**	40.0	427
Other	**Various**	**1,560**	Various	1,622
Total equity investees		**6,812**		6,508
Cost Investees				
Genuity	**8.2**	**1,264**	9.5	2,515
C&W	**4.6**	**634**	4.6	1,706
NTL	**8.9**	**–**	9.1	586
TCNZ	**21.5**	**840**	24.9	912
MFN	**6.6**	**230**	9.9	622
Other	**Various**	**422**	Various	266
Total cost investees		**3,390**		6,607
Total		**$10,202**		$13,115

Dividends received from investees amounted to $244 million in 2001, $215 million in 2000 and $336 million in 1999.

Equity Investees

CANTV

Compañia Anónima Nacional Teléfonos de Venezuela (CANTV) is the primary provider of local telephone service and national and international long-distance service in Venezuela. CANTV also provides wireless, Internet-access and directory advertising services. At December 31, 2001 and 2000, our investment in CANTV included unamortized goodwill, which is being amortized on a straight-line basis over a period of 40 years, of $673 million and $715 million, respectively.

In October 2001, shareholders of CANTV approved an extraordinary dividend of approximately $550 million, to be paid in two installments in December 2001 and March 2002, and a share repurchase program of up to 15% of CANTV's shares. During December 2001, we received approximately $167 million from the repurchase program and $85 million in dividends.

Omnitel

Omnitel Pronto Italia S.p.A. (Omnitel) operates a cellular mobile telephone network in Italy. Goodwill related to this investment totals $995 million which is being amortized on a straight-line basis over a period of 25 years. At December 31, 2001 and 2000, remaining goodwill was approximately $703 million and $779 million, respectively.

TELUS

Prior to 1999, we had a 50.8% ownership interest in BC TELECOM, a full-service telecommunications provider in the province of British Columbia, Canada. On January 31, 1999, BC TELECOM and TELUS Corporation merged to form TELUS Corporation (TELUS). Our ownership interest in TELUS at the time of the merger was approximately 26.7%. Accordingly, we changed the accounting for our investment from consolidation to the equity method effective January 1, 1999.

On October 20, 2000, TELUS acquired 98.5% of Clearnet Communications Inc., a leading Canadian wireless company through the issuance of non-voting TELUS shares, creating Canada's largest wireless company in terms of annual revenue. The issuance of additional TELUS shares diluted Verizon's interest in TELUS from 26.7% to approximately 22.0%.

At December 31, 2001 and 2000, our investment in TELUS included unamortized goodwill of $55 million and $345 million, respectively, which we are amortizing on a straight-line basis over a period of 20 years.

TELPRI

In March 1999, we completed our 40% investment in Telecomunicaciones de Puerto Rico, Inc. (TELPRI), which provides local, wireless, long-distance, paging, and Internet-access services in Puerto Rico. At December 31, 2001 and 2000, our investment in TELPRI included unamortized goodwill, which is being amortized on a straight-line basis over a period of 25 years, of $206 million and $211 million, respectively.

On January 25, 2002, Verizon exercised its option to purchase an additional 12% of TELPRI common stock, from PRTA Holdings Corporation, an entity of the government of Puerto Rico. Verizon obtained the option as part of the March 1999 TELPRI privatization. We now hold 52% of TELPRI stock, up from 40%. As a result, Verizon changed the accounting for its investment in Puerto Rico from equity method to full consolidation, effective January 1, 2002.

Other Equity Investees

We also have international wireless investments in the Czech Republic, Slovakia, Greece, Taiwan and Indonesia. These investments are in joint ventures to build and operate cellular networks in these countries. We also have an investment in a company in the Philippines which provides telecommunications services in some regions of that country. The remaining investments include wireless partnerships in the U.S., real estate partnerships, publishing joint ventures, and several other domestic and international joint ventures.

Cost Investees

Some of our cost investments are carried at their current market value, principally our investment in TCNZ, as described below. Other cost investments are carried at their original cost, except in cases where we have determined that a decline in the estimated market value of an investment is other than temporary as described in Note 9.

Genuity

In June 2000, Genuity, which had formerly been a wholly-owned subsidiary, issued common stock through an initial public offering. As a result, our common stock voting interest was reduced, and is at a current level of 8.2%. As we no longer have the ability to exercise significant influence over operating and financial policies of Genuity, we changed the accounting for our investment from full consolidation of its financial results to the cost method. The FCC required the sale as a condition of the Bell Atlantic-GTE merger (see Note 3).

Genuity's revenues for the first six months of 2000, the period prior to deconsolidation, were $529 million and its net loss was $281 million. Genuity's revenues and net loss for the period from July 1, 2000 to December 31, 2000 were $621 million and $513 million, respectively. For the year ended December 31, 2001, Genuity's revenues and net loss were $1,221 million and $3,960 million respectively. Genuity's results of operations after June 30, 2000 are not included in our results, consistent with the cost method of accounting.

If, in the future, we meet the criteria necessary to exercise our conversion right and regain control of Genuity, we would be required by generally accepted accounting principles to restate our financial results to include our share of Genuity's losses.

During 2001, we recorded a pretax charge of $1,251 million ($1,251 million after-tax, or $.46 per diluted share) related to our cost investment in Genuity. The charge was necessary because we determined that the decline in the estimated fair value of Genuity was other than temporary. Our investment in Genuity is not considered a marketable security given its unique characteristics and the associated contingent conversion right (see Note 3 for additional information). However, we estimated fair value based on the number of shares of Genuity we would own, assuming the exercise of the contingent conversion right, and the market value of Genuity common stock.

C&W / NTL

Prior to 2000, we transferred our interests in cable television and telecommunications operations in the United Kingdom to CWC in exchange for an 18.5% ownership interest in CWC, an international telecommunications service provider. In May 2000, C&W, NTL and CWC completed a restructuring of CWC. Under the terms of the restructuring, CWC's consumer cable telephone, television and Internet operations were separated from its corporate, business, Internet protocol and wholesale operations. Once separated, the consumer operations were acquired by NTL and the other operations were acquired by C&W. In connection with the restructuring, we, as a shareholder in CWC, received shares in the two acquiring companies, representing approximately 9.1% of the NTL shares outstanding at the time and approximately 4.6% of the C&W shares outstanding at the time. Based on this level of ownership, our investments in NTL and C&W are accounted for under the cost method. See Note 9 for information regarding a gain on the restructuring of CWC and declines in market value considered other than temporary.

TCNZ

TCNZ is the principal provider of telecommunications services in New Zealand. In 1998, we issued $2,455 million of 5.75% senior exchangeable notes due on April 1, 2003. The notes were exchangeable into 437.1 million ordinary shares of TCNZ stock at the option of the holder, beginning September 1, 1999. As of December 31, 2001, $8,000 in principal amount of notes has been delivered for exchange. See Note 14 for additional information on the TCNZ exchangeable notes.

Agreement with MFN

On March 6, 2000, we invested approximately $1.7 billion in MFN, a domestic and international provider of dedicated fiber optic networks in major metropolitan markets. This investment included $715 million to acquire approximately 9.5% of the equity of MFN through the purchase of newly issued shares at $14 per share (after two-for-one stock split). We also purchased approximately $975 million in subordinated debt securities convertible at our option, upon receipt of necessary government approvals, into MFN common stock at a conversion price of $17 per share (after two-for-one stock split) or an additional 9.6% of the equity of MFN. This investment completed a portion of our previously announced agreement, as amended, with MFN, which included the acquisition of approximately $350 million of long-term capacity on MFN's fiber optic networks, beginning in 1999 through 2002. Of the $350 million, $35 million was paid in November 1999, $105 million was paid in October 2000 and $95 million was paid in 2001. However, in 2001 we renegotiated several significant terms of our MFN investment and commitments, in connection with a new financing arrangement. We purchased an additional $50 million of subordinated convertible notes, that are convertible into MFN common stock at a conversion price of $.53 per share. This new financing arrangement also repriced $500 million of the subordinated convertible notes purchased in 2000 at a conversion price of $3 per share (from $17 per share). Furthermore, the remaining obligations under the long-term capacity agreement of $115 million will be satisfied through purchases in the amount of $90 million in 2002, $10 million in 2003 and 2004, and $5 million in 2005. See Note 9 for information regarding declines in market value considered other than temporary.

Other Cost Investees

Other cost investments include a variety of domestic and international investments primarily involved in providing telecommunication services.

NOTE 11

MINORITY INTEREST

Minority interests in equity of subsidiaries were as follows:

(dollars in millions)

At December 31,	2001	2000
Minority interests in consolidated subsidiaries:		
Wireless joint venture (see Note 8)	$ 21,243	$ 20,894
Cellular partnerships and other	329	489
Iusacell (39.4% and 37.2%)	234	132
CTI Holdings, S.A. (65.3% and 59.5%)	124	103
Preferred securities issued by subsidiaries	219	212
	$ 22,149	$ 21,830

Iusacell

Iusacell is a wireless telecommunications company in Mexico. Since we control its board of directors, we consolidate Iusacell. Through March 2001, Peralta Group was another large shareholder of Iusacell. Under an agreement dated February 22, 1999, the Peralta Group could have required us to purchase from it approximately 517 million Iusacell shares for $.75 per share, or approximately $388 million in the aggregate, by giving notice of exercise between November 15 and December 15, 2001. However, in April 2001, Peralta Group sold its 34.5% interest in Iusacell to Vodafone and is no longer a principal shareholder, which invalidated the share agreements we had with the Peralta Group.

In November 2001, Iusacell completed a $100 million rights offering to holders of outstanding stock. We purchased a prorata interest for $37.2 million, Vodafone purchased a prorata interest for $34.5 million and the public purchased $18.9 million. Verizon purchased the additional shares the public elected not to purchase for $9.4 million. As a result of this transaction, our ownership percentage in Iusacell increased to 39.4% in 2001.

CTI

CTI provides wireless services in Argentina. During 2001, we purchased additional equity in CTI through equity contributions, which increased our ownership percentage to 65.3%. See Note 6 for additional information pertaining to a charge recorded in 2001 relating to our interest in CTI.

NOTE 12

PLANT, PROPERTY AND EQUIPMENT

The following table displays the details of plant, property and equipment, which is stated at cost:

(dollars in millions)

At December 31,	2001	2000
Land	$ 850	$ 805
Buildings and equipment	13,285	12,258
Network equipment	132,035	124,779
Furniture, office and data processing equipment	15,568	12,720
Work in progress	1,970	2,480
Leasehold improvements	1,516	1,563
Other	4,362	4,352
	169,586	158,957
Accumulated depreciation	(95,167)	(89,453)
Total	$ 74,419	$ 69,504

NOTE 13

LEASING ARRANGEMENTS

As Lessor

We are the lessor in leveraged and direct financing lease agreements under which commercial aircraft and power generating facilities, which comprise the majority of the portfolio, along with industrial equipment, real estate property, telecommunications and other equipment are leased for remaining terms of 1 to 46 years as of December 31, 2001. Minimum lease payments receivable represent unpaid rentals, less principal and interest on third-party nonrecourse debt relating to leveraged lease transactions. Since we have no general liability for this debt, which holds a senior security interest in the leased equipment and rentals, the related principal and interest have been offset against the minimum lease payments receivable in accordance with generally accepted accounting principles. All recourse debt is reflected in our consolidated balance sheets.

Finance lease receivables, which are included in Prepaid Expenses and Other and Other Assets in our consolidated balance sheets are comprised of the following:

(dollars in millions)

At December 31,	2001			2000		
	Leveraged Leases	Direct Finance Leases	Total	Leveraged Leases	Direct Finance Leases	Total
Minimum lease payments receivable	$ 3,645	$ 321	$ 3,966	$ 3,625	$ 437	$ 4,062
Estimated residual value	2,499	42	2,541	2,459	53	2,512
Unearned income	(2,355)	(47)	(2,402)	(2,374)	(66)	(2,440)
	$ 3,789	$ 316	4,105	$ 3,710	$ 424	4,134
Allowance for doubtful accounts			(53)			(46)
Finance lease receivables, net			$ 4,052			$ 4,088
Current			$ 71			$ 126
Noncurrent			$ 3,981			$ 3,962

Accumulated deferred taxes arising from leveraged leases, which are included in Deferred Income Taxes, amounted to $3,079 million at December 31, 2001 and $2,942 million at December 31, 2000.

As Lessor

The following table is a summary of the components of income from leveraged leases:

(dollars in millions)

Years Ended December 31,	2001	2000	1999
Pretax lease income	$ 64	$ 135	$ 138
Income tax expense /(benefit)	(32)	46	49
Investment tax credits	3	3	2

The future minimum lease payments to be received from noncancelable leases, net of nonrecourse loan payments related to leveraged and direct financing leases in excess of debt service requirements, for the periods shown at December 31, 2001, are as follows:

(dollars in millions)

Years	Capital Leases	Operating Leases
2002	$ 192	$ 44
2003	155	31
2004	123	27
2005	145	23
2006	97	20
Thereafter	3,254	62
Total	$ 3,966	$ 207

As Lessee

We lease certain facilities and equipment for use in our operations under both capital and operating leases. Total rent expense under operating leases amounted to $1,282 million in 2001, $1,052 million in 2000 and $1,008 million in 1999.

Capital lease amounts included in plant, property and equipment are as follows:

		(dollars in millions)
At December 31,	2001	2000
Capital leases	$ 482	$ 283
Accumulated amortization	(263)	(165)
Total	$ 219	$ 118

The aggregate minimum rental commitments under noncancelable leases for the periods shown at December 31, 2001, are as follows:

		(dollars in millions)
Years	Capital Leases	Operating Leases
2002	$ 71	$ 723
2003	67	655
2004	84	612
2005	29	566
2006	23	695
Thereafter	99	2,226
Total minimum rental commitments	373	$ 5,477
Less interest and executory costs	(94)	
Present value of minimum lease payments	279	
Less current installments	(50)	
Long-term obligation at December 31, 2001	$ 229	

As of December 31, 2001, the total minimum sublease rentals to be received in the future under noncancelable operating and capital subleases were $187 million and $6 million, respectively.

NOTE 14

DEBT

Debt Maturing Within One Year

Debt maturing within one year is as follows:

		(dollars in millions)
At December 31,	2001	2000
Notes payable		
Commercial paper	$ 12,781	$ 12,659
Bank loans	39	151
Short-term notes	12	209
Long-term debt maturing within one year	5,837	1,819
Total debt maturing within one year	$ 18,669	$ 14,838
Weighted-average interest rates for notes payable outstanding at year-end	2.1%	6.5%

Capital expenditures (primarily construction of telephone plant) are partially financed, pending long-term financing, through bank loans and the issuance of commercial paper payable within 12 months.

At December 31, 2001, we had approximately $7.9 billion of unused bank lines of credit. Certain of these lines of credit contain requirements for the payment of commitment fees.

Assets of Iusacell and CTI, totaling approximately $1,427 million and $747 million, respectively, at December 31, 2001, are subject to lien under credit facilities with certain bank lenders, equipment suppliers and other financial institutions.

Long-Term Debt

Outstanding long-term debt obligations are as follows:

(dollars in millions)

At December 31,	Interest Rates %	Maturities	2001	2000
Notes payable	1.93 – 18.75	2002–2030	$ 18,377	$ 10,667
Telephone subsidiaries – debentures and first/refunding mortgage bonds	2.00 – 7.00	2002–2041	11,408	9,574
	7.13 – 7.75	2002–2033	3,590	3,990
	7.85 – 9.67	2009–2031	2,383	2,817
Other subsidiaries – debentures and other	6.36 – 14.00	2002–2028	5,062	5,558
Zero-coupon convertible notes, net of unamortized discount of $2,386	3.0% yield	2021	3,056	–
Employee stock ownership plan loans:				
GTE guaranteed obligations	9.73	2005	311	388
NYNEX debentures	9.55	2010	230	256
Capital lease obligations (average rate 9.4% and 9.4%) and other lease-related debt (average rate 4.8% and 4.8%)			1,392	1,337
Exchangeable notes, net of unamortized discount of $146 and $180	4.25 – 5.75	2003 – 2005	5,744	5,710
Revolving loans expected to be refinanced on a long-term basis	6.86		–	4,120
Property sale holdbacks held in escrow and other	4.86 – 6.00	2002–2003	39	13
Unamortized discount, net of premium			(98)	(120)
Total long-term debt, including current maturities			51,494	44,310
Less maturing within one year			(5,837)	(1,819)
Total long-term debt			$ 45,657	$ 42,491

Telephone Subsidiaries' Debt

The telephone subsidiaries' debentures outstanding at December 31, 2001 include $1,542 million that are callable. The call prices range from 100% to 106% of face value, depending upon the remaining term to maturity of the issue. All of our refunding mortgage bonds of $305 million are also callable as of December 31, 2001. Our first mortgage bonds also include $18 million that are callable as of December 31, 2001. Also, our notes payable includes a senior note of $11 million that is callable as of December 31, 2001. The call price for this security is 101.4% of face value. Of this total callable amount of $1,876 million, $1,536 million was called subsequent to December 31, 2001. In addition, our telephone subsidiaries' long-term debt includes $350 million that will become redeemable in 2002 at the option of the holders. The redemption prices will be 100.0% of face value plus accrued interest. Refunding mortgage bonds and first mortgage bonds of $636 million are secured by certain telephone operations assets.

Zero-Coupon Convertible Notes

In May 2001, Verizon Global Funding Corp. (Verizon Global Funding) issued approximately $5.4 billion in principal amount at maturity of zero-coupon convertible notes due 2021, resulting in gross proceeds of approximately $3 billion. The notes are convertible into shares of our common stock at an initial price of $69.50 per share if the closing price of Verizon common stock on the New York Stock Exchange exceeds specified levels or in other specified circumstances. The conversion price increases by at least 3% a year. The initial conversion price represents a 25% premium over the May 8, 2001 closing price of $55.60 per share. There are no scheduled cash interest payments associated with the notes. The zero-coupon convertible notes are callable by Verizon Global Funding on or after May 15, 2006. In addition, the notes are redeemable at the option of the holders on May 15th in each of the years 2004, 2006, 2011 and 2016.

Exchangeable Notes

In 1998, Verizon Global Funding issued $2,455 million of 5.75% senior exchangeable notes due on April 1, 2003 (TCNZ exchangeable notes). The TCNZ exchangeable notes are exchangeable into 437.1 million ordinary shares of TCNZ stock at the option of the holder, beginning on September 1, 1999. The exchange price was established at a 20% premium to the TCNZ share price at the pricing date of the offering. Upon exchange by investors, we retain the option to settle in cash or by delivery of TCNZ shares. During the period from April 1, 2001 to March 31, 2002, the TCNZ exchangeable notes are callable at our option at 102.3% of the principal amount and, thereafter and prior to maturity at 101.15%. As of December 31, 2001, $8,000 in principal amount of notes has been delivered for exchange.

Also in 1998, Verizon Global Funding issued $3,180 million of 4.25% senior exchangeable notes due on September 15, 2005 (CWC exchangeable notes). When issued, the CWC exchangeable notes were exchangeable into 277.6 million ordinary shares of CWC stock at the option of the holder beginning on July 1, 2002. The exchange price was established at a 28% premium to the CWC share price at the pricing date of the offering. The CWC exchangeable notes were issued at a discount, and as of December 31, 2001 and December 31, 2000, the notes had a carrying value of $3,289 million and $3,255 million, respectively. In connection with a restructuring of CWC described in Note 10, the

CWC exchangeable notes are now exchangeable into 128.4 million shares of C&W and 24.5 million shares of NTL. The CWC exchangeable notes are redeemable at our option, beginning September 15, 2002, at escalating prices from 104.2% to 108.0% of the principal amount. If the CWC exchangeable notes are not called or exchanged prior to maturity, they will be redeemable at 108.0% of the principal amount at that time.

The TCNZ exchangeable notes are indexed to the fair market value of the TCNZ common stock and the CWC exchangeable notes are indexed to the fair market value of the C&W and NTL common stock. If the price of the shares exceeds the exchange price established at the offering date, a mark-to-market adjustment is recorded, recognizing an increase in the carrying value of the debt obligation and a charge to income. If the price of the shares subsequently declines, the debt obligation is reduced (but not to less than the amortized carrying value of the notes).

At December 31, 2001 and 2000, the exchange price exceeded the combined value of the C&W and NTL share prices, resulting in the notes recorded at their amortized carrying value with no mark-to-market adjustments. The decrease in the debt obligation since December 31, 1999 of $664 million was recorded as an increase to income in 2000 ($431 million after-tax, or $.16 per diluted share). For 1999, the CWC share price exceeded the exchange price and we recorded an increase in the carrying value of the CWC exchangeable notes of $664 million and a corresponding charge to income ($432 million after-tax, or $.16 per diluted share). As of December 31, 2001, we have recorded no mark-to-market adjustments for the TCNZ exchangeable notes.

Support Agreements

All of Verizon Global Funding's debt has the benefit of Support Agreements between us and Verizon Global Funding, which guarantee payment of interest, premium (if any) and principal outstanding should Verizon Global Funding fail to pay. The holders of Verizon Global Funding debt do not have recourse to the stock or assets of most of our telephone operations or TCNZ; however, they do have recourse to dividends paid to us by any of our consolidated subsidiaries as well as assets not covered by the exclusion. Verizon Global Funding's long-term debt, including current portion, aggregated $19,591 million at December 31, 2001. The carrying value of the available assets reflected in our consolidated financial statements was approximately $66.0 billion at December 31, 2001.

Refinancing of Short-Term Debt

As of December 31, 2000, Verizon had the ability and intent to extend $4,120 million of short-term revolving loans beyond one year. Consequently, this debt was reclassified to Long-Term Debt in the consolidated balance sheets. As of December 31, 2001, these revolving loans have been replaced with other floating and fixed rate long-term debt.

Maturities of Long-Term Debt

Maturities of long-term debt outstanding at December 31, 2001 are $5.8 billion in 2002, $6.0 billion in 2003, $5.4 billion in 2004, $5.8 billion in 2005, $4.3 billion in 2006 and $24.2 billion thereafter. These amounts include the redeemable debt at the earliest redemption dates.

NOTE 15

FINANCIAL INSTRUMENTS

Derivatives – Effective January 1, 2001

We adopted the provisions of SFAS No. 133 effective January 1, 2001. The initial impact of adoption of SFAS No. 133 on our consolidated financial statements was recorded as a cumulative effect of an accounting change resulting in a charge of $182 million to current earnings and income of $110 million to other comprehensive income (loss). The recognition of assets and liabilities was immaterial to our financial position. The ongoing effect of SFAS No. 133 on our consolidated financial statements will be determined each quarter by several factors, including the specific hedging instruments in place and their relationships to hedged items, as well as market conditions at the end of each period. For the year ended December 31, 2001, we recorded a charge to current earnings of $182 million and a loss of $43 million to other comprehensive income (loss).

Interest Rate Risk Management

We have entered into domestic interest rate swaps, to achieve a targeted mix of fixed and variable rate debt, where we principally receive fixed rates and pay variable rates based on LIBOR. These swaps hedge against changes in the fair value of our debt portfolio. We record the interest rate swaps at fair value in our balance sheet as assets and liabilities and adjust debt for the change in its fair value due to changes in interest rates. The ineffective portions of these hedges at January 1, 2001 and December 31, 2001 were immaterial to our operating results.

Foreign Exchange Risk Management

Our foreign exchange risk management includes the use of foreign currency forward contracts and cross currency interest rate swaps with foreign currency forwards. These contracts are typically used to hedge short-term foreign currency transactions and commitments, or to offset foreign exchange gains or losses on the foreign currency obligations and are designated as cash flow hedges. The contracts have maturities ranging from approximately one month to four years. We record these contracts at fair value as assets or liabilities and the related gains or losses are deferred in shareowners' investment as a component of other comprehensive income (loss). We have recorded $43 million in other comprehensive losses at December 31, 2001.

Other Derivatives

Conversion Option

In 2001 and 2000, we invested a total of approximately $1.7 billion in MFN (see Note 10 for additional information), including $1,025 million in convertible debt securities. The conversion options on the MFN debt securities have, as their underlying risk, changes in the MFN stock price. This risk is not clearly and closely related to the change in interest rate risk underlying the debt securities. Under SFAS No. 133 we are required to separate the conversion options, considered embedded derivatives, from the debt securities in order to account for changes in the fair value of the conversion options separately from changes in the fair value of the debt securities. The debt securities will retain their classification as available-for-sale with any temporary changes to fair value being recorded to other comprehensive income (loss). The fair value of the conversion options are recognized as assets in our balance sheet and we record the mark-to-market adjustment in current earnings. The fair value of the debt securities and the conversion options are recorded in Investments in Unconsolidated Businesses in the consolidated balance sheets.

A net charge of $186 million related to the conversion options was included as part of the cumulative effect of the accounting change recorded on January 1, 2001. A net charge of $163 million was recorded as a mark-to-market adjustment for the year ended December 31, 2001. As of December 31, 2001, the value of the conversion options on our consolidated balance sheet is approximately $48 million.

Warrants

On October 10, 2000, we received warrants giving us the right to obtain 3.1 million shares of Interland, Inc. common stock for an exercise price of $18 per share in association with an agreement to purchase an ownership interest in a business. SFAS No. 133 requires that these warrants be recorded at fair value in the balance sheet with mark-to-market adjustments recorded in current earnings. A gain of $3 million was recorded as the cumulative effect of an accounting change on January 1, 2001 and a $2 million charge was recorded for the year ended December 31, 2001 as a mark-to-market adjustment.

Call Options

We previously entered into several long-term call options on our common stock to hedge our exposure to compensation expense related to stock-based compensation. Prior to the adoption of SFAS No. 133, we recognized gains and losses in current earnings based on changes in the intrinsic values of the options caused by changes in the underlying stock price. SFAS No. 133 requires that we record the fair value of the options as assets and recognize the mark-to-market adjustments as gains or losses in current earnings. As such, we included income of $3 million as part of the cumulative effect of an accounting change on January 1, 2001 and recorded a charge of $13 million as a mark-to-market adjustment for the year ended December 31, 2001.

Japanese Leveraged Leases

We previously entered into several long-term foreign currency forward contracts to offset foreign exchange gains or losses associated with Japanese yen denominated capitalized lease payments. In accordance with SFAS No. 133, these contracts were designated as effective cash flow hedges; however, late in 2000, we sold a location which held some of the capital leased assets. The assets and corresponding capital lease obligations were transferred to the purchaser as part of the sale. The forward contracts associated with the sold assets no longer qualify for hedge accounting under SFAS No. 133, and are recorded at fair value with mark-to-market adjustments recognized in current earnings. We recorded a charge of $4 million as part of the cumulative effect of an accounting change on January 1, 2001 and recorded a charge of $4 million in mark-to-market adjustment for the year ended December 31, 2001. We have recorded $2 million in other comprehensive losses at December 31, 2001 for the contracts designated as effective cash flow hedges.

Derivatives – Prior to January 1, 2001

Prior to January 1, 2001, we applied several accounting principles pertaining to our investments in derivatives, which have been superseded by SFAS No. 133. The table that follows provides additional information about our risk management in accordance with those principles. The notional amounts shown were used to calculate interest payments, foreign currencies and stock to be exchanged. These amounts were not actually paid or received, nor were they a measure of our potential gains or losses from market risks. They did not represent our exposure in the event of nonperformance by a counterparty or our future cash requirements. Our financial instruments were grouped based on the nature of the hedging activity.

(dollars in millions)

At December 31, 2000	Notional Amount	Maturities	Weighted-Average Rate Receive	Weighted-Average Rate Pay
Interest Rate Swap Agreements				
Pay fixed	$ 270	2001 – 2005	Various	6.3%
Pay variable	$ 901	2001 – 2007	7.0%	Various
Foreign Currency Contracts	$ 613	2001 – 2005		
Interest Rate Cap/Floor Agreements	$ 147	2001 – 2002		
Basis Swap Agreements	$ 1,001	2003 – 2004		
Call Options on Common Stock	$ 80	2001 – 2006		

Interest Rate Risk Management

Interest rate swap agreements, which sometimes incorporated options and interest rate caps and floors were all used to adjust the interest rate profile of our debt portfolio and allowed us to achieve a targeted mix of fixed and variable rate debt. We entered into domestic interest rate swaps, where we principally paid floating rates and received fixed rates, as indicated in the previous table, primarily based on six-month LIBOR. At December 31, 2000, the six-month LIBOR was 6.2%.

Foreign Exchange Risk Management

Our foreign exchange risk management included the use of foreign currency forward contracts, options and foreign currency swaps. Forward contracts and options called for the sale or purchase, or the option to sell or purchase, certain foreign currencies on a specified future date. These contracts were typically used to hedge short-term foreign currency transactions and commitments, or to offset foreign exchange gains or losses on the foreign currency obligations. The contracts outstanding at December 31, 2000 had maturities ranging from approximately one month to four years.

Our net equity position in unconsolidated foreign businesses as reported in our consolidated balance sheets totaled $5,386 million at December 31, 2000. Our most significant investments at December 31, 2000 had operations in Italy, Venezuela and Canada.

Our equity income is subject to exchange rate fluctuations when our equity investees have balances denominated in currencies other than the investees' functional currency. We recognized losses of $2 million in 2000 and $9 million in 1999 related to such fluctuations in Equity in Income (Loss) from Unconsolidated Businesses. In 2000, our consolidated subsidiaries recognized a net loss of $23 million related to balances denominated in currencies other than their functional currencies. Our consolidated subsidiaries recognized a net gain of $14 million in 1999, primarily due to a $15 million gain recognized by Iusacell related to balances denominated in a currency other than its functional currency, the Mexican peso.

We continually monitor the relationship between gains and losses recognized on all of our foreign currency contracts and on the underlying transactions being hedged to mitigate market risk.

Concentrations of Credit Risk

Financial instruments that subject us to concentrations of credit risk consist primarily of temporary cash investments, short-term and long-term investments, trade receivables, certain notes receivable, preferred stock, and derivative contracts. Our policy is to place our temporary cash investments with major financial institutions. Counterparties to our derivative contracts are also major financial institutions and organized exchanges. The financial institutions have all been accorded high ratings by primary rating agencies. We limit the dollar amount of contracts entered into with any one financial institution and monitor our counterparties' credit ratings. We generally do not give or receive collateral on swap agreements due to our credit rating and those of our counterparties. While we may be exposed to credit losses due to the nonperformance of our counterparties, we consider the risk remote and do not expect the settlement of these transactions to have a material effect on our results of operations or financial condition.

Fair Values of Financial Instruments

The tables that follow provide additional information about our material financial instruments:

Financial Instrument	*Valuation Method*
Cash and cash equivalents and short-term investments	Carrying amounts
Short- and long-term debt (excluding capital leases and exchangeable notes)	Market quotes for similar terms and maturities or future cash flows discounted at current rates
Exchangeable notes	Market quotes
Cost investments in unconsolidated businesses and notes receivable	Future cash flows discounted at current rates, market quotes for similar instruments or other valuation models

(dollars in millions)

	2001		2000	
At December 31,	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Short- and long-term debt	**$ 58,303**	**$ 58,613**	$ 51,475	$ 51,180
Exchangeable notes	**5,744**	**5,678**	5,710	5,694
Cost investments in unconsolidated businesses	**3,390**	**3,390**	6,607	6,607
Notes receivable, net	**1,299**	**1,299**	1,395	1,393

The decrease in our cost investments in unconsolidated businesses resulted primarily from declines in the market values of our investments in Genuity, C&W, NTL and MFN, as previously discussed.

NOTE 16

SHAREOWNERS' INVESTMENT

Our certificate of incorporation provides authority for the issuance of up to 250 million shares of Series Preferred Stock, $.10 par value, in one or more series, with such designations, preferences, rights, qualifications, limitations and restrictions as the Board of Directors may determine.

We are authorized to issue up to 4.25 billion shares of common stock.

Common Stock Buyback Program

On March 1, 2000, our Board of Directors authorized a new two-year share buyback program through which we may repurchase up to 80 million shares of common stock in the open market. As of December 31, 2001, we had repurchased 35.5 million shares principally under this program. The Board of Directors also rescinded a previous authorization to repurchase up to $1.4 billion in Verizon shares. On January 24, 2002, our Board of Directors approved the extension of the stock repurchase program to the earlier of the date on which the aggregate number of shares purchased under the program after March 1, 2000 reaches 80 million shares, or the close of business on February 29, 2004. All other terms of the prior resolutions dated March 1, 2000 remain in full force and effect.

NOTE 17

EARNINGS PER SHARE

The following table is a reconciliation of the numerators and denominators used in computing earnings per share:

(dollars and shares in millions, except per share amounts)

Years Ended December 31,	2001	2000	1999
Net Income Available To Common Shareowners			
Income before extraordinary items and cumulative effect of accounting change	$ 590	$ 10,810	$ 8,296
Redemption of subsidiary preferred stock	–	(10)	–
Income available to common shareowners*	590	10,800	8,296
Extraordinary items, net	(19)	1,027	(36)
Cumulative effect of accounting change, net	(182)	(40)	–
Net income available to common shareowners*	$ 389	$ 11,787	$ 8,260
Basic Earnings (Loss) Per Common Share			
Weighted-average shares outstanding	2,710	2,713	2,739
Income before extraordinary items and cumulative effect of accounting change	$ .22	$ 3.98	$ 3.03
Extraordinary items, net	(.01)	.37	(.01)
Cumulative effect of accounting change, net	(.07)	(.01)	–
Net income	$ .14	$ 4.34	$ 3.02
Diluted Earnings (Loss) Per Common Share			
Weighted-average shares outstanding	2,710	2,713	2,739
Effect of dilutive securities	20	24	38
Weighted-average shares – diluted	2,730	2,737	2,777
Income before extraordinary items and cumulative effect of accounting change	$ .22	$ 3.95	$ 2.98
Extraordinary items, net	(.01)	.37	(.01)
Cumulative effect of accounting change, net	(.07)	(.01)	–
Net income	$ .14	$ 4.31	$ 2.97

* Income and Net income available to common shareowners is the same for purposes of calculating basic and diluted earnings per share.

Certain outstanding options to purchase shares were not included in the computation of diluted earnings per common share because to do so would have been anti-dilutive for the period, including approximately 115.7 million shares during 2001, 85.3 million shares during 2000 and .3 million shares during 1999.

NOTE 18

STOCK INCENTIVE PLANS

We have stock-based compensation plans, which permit the issuance of stock-based instruments, including fixed stock options, performance-based shares, restricted stock and phantom shares. We recognize no compensation expense for our fixed stock option plans. Compensation expense charged to income for our performance-based share plans was $66 million in 2001, $101 million in 2000, and $61 million in 1999. If we had elected to recognize compensation expense based on the fair value at the date of grant for the fixed and performance-based plan awards consistent with the provisions of SFAS No. 123, net income and earnings per share would have been changed to the pro forma amounts below:

(dollars in millions, except per share amounts)

Years Ended December 31,		2001	2000	1999
Net income (loss) available to common shareowners	As reported	$ 389	$ 11,787	$ 8,260
	Pro forma	(109)	11,445	8,075
Diluted earnings (loss) per share	As reported	$ .14	$ 4.31	$ 2.97
	Pro forma	(.04)	4.19	2.91

We determined the pro forma amounts using the Black-Scholes option-pricing model based on the following weighted-average assumptions:

	2001	2000	1999
Dividend yield	2.7%	3.3%	3.4%
Expected volatility	29.1%	27.5%	20.0%
Risk-free interest rate	4.8%	6.2%	5.3%
Expected lives (in years)	6	6	6

The weighted-average value of options granted during 2001, 2000 and 1999 was $15.24, $13.09 and $11.58, respectively.

Our stock incentive plans are described below:

Fixed Stock Option Plans

We have fixed stock option plans for substantially all employees. Options to purchase common stock were granted at a price equal to the market price of the stock at the date of grant. The options generally vest over three years and have a maximum term of ten years.

This table summarizes our fixed stock option plans:

	Stock Options (in thousands)	Weighted-Average Exercise Price
Outstanding, January 1, 1999	135,053	$ 36.01
Granted	55,423	55.21
Exercised	(30,189)	34.05
Canceled/forfeited	(4,123)	43.19
Outstanding, December 31, 1999	156,164	42.76
Granted	98,022	48.93
Exercised	(14,663)	35.57
Canceled/forfeited	(6,955)	51.39
Outstanding, December 31, 2000	232,568	45.58
Granted	34,217	55.93
Exercised	(15,358)	35.64
Canceled/forfeited	(6,219)	47.82
Outstanding, December 31, 2001	245,208	47.60
Options exercisable, December 31,		
1999	94,719	35.79
2000	111,021	40.97
2001	131,924	45.29

The following table summarizes information about fixed stock options outstanding as of December 31, 2001:

	Stock Options Outstanding			Stock Options Exercisable	
Range of Exercise Prices	Shares (in thousands)	Weighted-Average Remaining Life	Weighted-Average Exercise Price	Shares (in thousands)	Weighted-Average Exercise Price
$ 20.00 – 29.99	13,905	2.1 years	$ 25.41	13,905	$ 25.41
30.00 – 39.99	32,073	4.7	34.76	32,073	34.76
40.00 – 49.99	82,409	7.9	44.08	29,066	45.35
50.00 – 59.99	114,784	8.0	56.13	55,243	55.86
60.00 – 69.99	2,037	7.8	62.44	1,637	62.69
Total	245,208	7.2	47.60	131,924	45.29

Performance-Based Shares

Performance-based share programs provided for the granting of awards to certain key employees of the former Bell Atlantic, which are now fully vested. Certain key employees of the former GTE participated in the Equity Participation Program (EPP). Under EPP, a portion of their cash bonuses were deferred and held in restricted stock units for a minimum of three years. In 2000, certain key Verizon employees were granted restricted stock units that vest over a three to five year period.

The number of shares outstanding in the performance-based share programs were 4,507,000, 4,387,000 and 2,133,000 at December 31, 2001, 2000 and 1999, respectively.

NOTE 19

EMPLOYEE BENEFITS

We maintain noncontributory defined benefit pension plans for substantially all employees. The postretirement healthcare and life insurance plans for our retirees and their dependents are both contributory and noncontributory and include a limit on the company's share of cost for certain recent and future retirees. We also sponsor defined contribution savings plans to provide opportunities for eligible employees to save for retirement on a tax-deferred basis.

Pension and Other Postretirement Benefits

Pension and other postretirement benefits for the majority of our employees are subject to collective bargaining agreements. Modifications in benefits have been bargained from time to time, and we may also periodically amend the benefits in the management plans. At December 31, 2001, shares of our common stock accounted for less than 1% of the assets held in the pension and postretirement benefit trusts.

The following tables summarize benefit costs, as well as the benefit obligations, plan assets, funded status and rate assumptions associated with pension and postretirement healthcare and life insurance benefit plans.

Benefit Cost

(dollars in millions)

	Pension			Healthcare and Life		
Years Ended December 31,	**2001**	2000	1999	**2001**	2000	1999
Service cost	**$ 665**	$ 612	$ 675	**$ 128**	$ 121	$ 149
Interest cost	**2,490**	2,562	2,485	**965**	909	822
Expected return on plan assets	**(4,811)**	(4,686)	(4,089)	**(461)**	(441)	(373)
Amortization of transition asset	**(112)**	(127)	(150)	**–**	–	–
Amortization of prior service cost	**(44)**	(66)	(94)	**(26)**	(28)	(22)
Actuarial gain, net	**(878)**	(623)	(241)	**(78)**	(124)	(83)
Net periodic benefit (income) cost	**(2,690)**	(2,328)	(1,414)	**528**	437	493
Termination benefits, curtailments and other, net	**807**	(250)	152	**–**	–	–
Settlement loss (gain)	**35**	(911)	(663)	**–**	(43)	(8)
Subtotal	**842**	(1,161)	(511)	**–**	(43)	(8)
Total (income) cost	**$ (1,848)**	$ (3,489)	$ (1,925)	**$ 528**	$ 394	$ 485

Assumptions

The actuarial assumptions used are based on market interest rates, past experience, and management's best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The weighted-average assumptions used in determining expense and benefit obligations are as follows:

	Pension			Healthcare and Life		
	2001	2000	1999	**2001**	2000	1999
Discount rate at end of year	**7.25 %**	7.75 %	8.00 %	**7.25 %**	7.75 %	8.00 %
Long-term rate of return on plan assets for the year	**9.25**	9.25	9.00	**9.10**	9.10	8.90
Rate of future increases in compensation at end of year	**5.00**	5.00	4.80	**4.00**	4.00	4.20
Medical cost trend rate at end of year				**10.00**	5.00	5.75
Ultimate (year 2005)				**5.00**	5.00	5.15

The medical cost trend rate significantly affects the reported postretirement benefit costs and obligations. A one-percentage-point change in the assumed healthcare cost trend rate would have the following effects:

(dollars in millions)

One-Percentage-Point	Increase	Decrease
Effect on 2001 total service and interest cost	$ 85	$ (67)
Effect on postretirement benefit obligation as of December 31, 2001	957	(794)

(dollars in millions)

	Pension		Healthcare and Life	
At December 31,	2001	2000	2001	2000
Benefit Obligation				
Beginning of year	$ 33,136	$ 32,996	$ 12,397	$ 11,168
Service cost	665	612	128	121
Interest cost	2,490	2,562	965	909
Plan amendments	721	564	(601)	33
Actuarial loss, net	1,888	1,275	2,394	1,067
Benefits paid	(3,851)	(3,371)	(988)	(828)
Termination benefits	813	-	-	-
Acquisitions (divestitures)	70	(215)	15	(43)
Settlements and curtailments	15	(1,407)	-	(30)
Other	444	120	-	-
End of year	36,391	33,136	14,310	12,397
Fair Value of Plan Assets				
Beginning of year	55,225	59,141	5,236	5,580
Actual return on plan assets	(3,063)	1,294	(252)	(128)
Company contributions	81	138	253	243
Benefits paid	(3,851)	(3,371)	(517)	(457)
Settlements	-	(1,764)	-	(2)
Acquisitions (divestitures)	167	(216)	-	-
Other	(1)	3	-	-
End of year	48,558	55,225	4,720	5,236
Funded Status				
End of year	12,167	22,089	(9,590)	(7,161)
Unrecognized				
Actuarial (gain) loss, net	(4,547)	(15,153)	1,121	(2,019)
Prior service (benefit) cost	817	54	(980)	(407)
Transition asset	(160)	(272)	-	-
Net amount recognized	$ 8,277	$ 6,718	$ (9,449)	$ (9,587)
Amounts recognized on the balance sheet				
Prepaid pension cost	$ 9,738	$ 8,626	$ -	$ -
Employee benefit obligation	(1,601)	(1,981)	(9,449)	(9,587)
Other assets	108	21	-	-
Accumulated other comprehensive loss	32	52	-	-
Net amount recognized	$ 8,277	$ 6,718	$ (9,449)	$ (9,587)

Changes in benefit obligations were caused by factors including changes in actuarial assumptions (see "Assumptions"), plan amendments and special termination benefits. In 2000 and 1999, the former GTE's lump-sum pension distributions surpassed the settlement threshold equal to the sum of service cost and interest cost requiring settlement gain recognition for all cash settlements for each year. In 2001, Verizon announced an employee severance plan (see Note 6). As a result, we recorded pension termination benefits of $813 million for related pension enhancements.

Savings Plan and Employee Stock Ownership Plans

We maintain four leveraged employee stock ownership plans (ESOP); two were established by Bell Atlantic and one each by GTE and NYNEX. Under these plans, we match a certain percentage of eligible employee contributions to the savings plans with shares of our common stock from these ESOPs. At the date of the respective mergers, NYNEX and GTE common stock outstanding was converted to Bell Atlantic shares using an exchange ratio of 0.768 and 1.22 per share of Bell Atlantic common stock to one share of NYNEX and GTE common stock, respectively. Common stock is allocated from all leveraged ESOP trusts based on the proportion of principal and interest paid on ESOP debt in a year to the remaining principal and interest due over the term of the debt. At December 31, 2001, the number of unallocated and allocated shares of common stock was 21 million and 60 million, respectively. All leveraged ESOP shares are included in earnings per share computations.

We recognize leveraged ESOP cost based on the modified shares allocated method for the Bell Atlantic and GTE leveraged ESOP trusts which purchased securities before December 15, 1989 and the shares allocated method for the NYNEX leveraged ESOP trust which purchased securities after December 15, 1989.

ESOP cost and trust activity consist of the following:

(dollars in millions)

Years Ended December 31,	2001	2000	1999
Compensation	$ 121	$ 161	$ 176
Interest incurred	61	69	86
Dividends	(36)	(43)	(50)
Net leveraged ESOP cost	146	187	212
Additional (reduced) ESOP cost	90	(19)	(74)
Total ESOP cost	$ 236	$ 168	$ 138
Dividends received for debt service	$ 87	$ 87	$ 134
Total company contributions to leveraged ESOP trusts	$ 259	$ 151	$ 265

In addition to the ESOPs described above, we maintain savings plans for non-management employees and employees of certain subsidiaries. Compensation expense associated with these savings plans was $252 million in 2001, $219 million in 2000, and $161 million in 1999.

NOTE 20

INCOME TAXES

The components of income tax expense from continuing operations are as follows:

(dollars in millions)

Years Ended December 31,	2001	2000	1999
Current			
Federal	$ 759	$ 3,165	$ 2,612
Foreign	94	105	83
State and local	258	657	379
	1,111	3,927	3,074
Deferred			
Federal	898	2,969	1,708
Foreign	(16)	(60)	148
State and local	232	553	338
	1,114	3,462	2,194
Investment tax credits	(49)	(28)	(46)
Other credits	–	(352)	(350)
Total income tax expense	$ 2,176	$ 7,009	$ 4,872

The following table shows the principal reasons for the difference between the effective income tax rate and the statutory federal income tax rate:

Years Ended December 31,	2001	2000	1999
Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local income tax, net of federal tax benefits	11.5	4.3	3.5
Loss on investments	40.2	.3	–
Equity in income (loss) from unconsolidated businesses	(11.1)	(1.2)	(.3)
Other, net	3.1	.9	(1.2)
Effective income tax rate	78.7%	39.3%	37.0%

The increase in our effective income tax rate in 2001 is primarily because tax benefits are not currently and may never be available on many of the losses resulting from the other than temporary decline in market value of our investments during 2001 (see Note 9).

Deferred taxes arise because of differences in the book and tax bases of certain assets and liabilities. Significant components of deferred tax liabilities (assets) are shown in the following table:

(dollars in millions)

At December 31,	2001	2000
Depreciation	$ 6,171	$ 5,360
Employee benefits	(533)	(1,623)
Leasing activity	3,060	2,953
Net unrealized losses on marketable securities	(1,124)	(515)
Wireless joint venture	7,287	5,925
Exchange of CWC stock	–	1,147
Other–net	(459)	589
	14,402	13,836
Valuation allowance	1,574	441
Net deferred tax liability	$ 15,976	$ 14,277

At December 31, 2001, undistributed earnings of our foreign subsidiaries amounted to approximately $4 billion. Deferred income taxes are not provided on these earnings as it is intended that the earnings are indefinitely invested outside of the U.S. It is not practical to estimate the amount of taxes that might be payable upon the remittance of such earnings.

The valuation allowance primarily represents the tax benefits of certain state net operating loss carryforwards and other deferred tax assets which may expire without being utilized. During 2001, the valuation allowance increased $1,133 million. This increase primarily relates to the write-down of investments for which tax benefits may never be realized.

NOTE 21

SEGMENT INFORMATION

We have four reportable segments, which we operate and manage as strategic business units and organize by products and services. We measure and evaluate our reportable segments based on adjusted net income, which excludes unallocated corporate expenses and other adjustments arising during each period. The other adjustments include transactions that management excludes in assessing business unit performance due primarily to their nonrecurring and/or non-operational nature. Although such transactions are excluded from the business segment results, they are included in reported consolidated earnings. Gains and losses that are not individually significant are included in all segment results, since these items are included in management's assessment of unit performance. These are mostly contained in International and Information Services since they actively manage investment portfolios.

Our segments and their principal activities consist of the following:

Segment	Description
Domestic Telecom	Domestic wireline communications services, principally representing our telephone operations that provide local telephone services in 32 states and the District of Columbia. These services include voice and data transport, enhanced and custom calling features, network access, directory assistance, private lines and public telephones. This segment also provides long distance services, customer premises equipment distribution, data solutions and systems integration, billing and collections, Internet access services, research and development and inventory management services.
Domestic Wireless	Domestic wireless products and services include wireless voice and data services, paging services and equipment sales.
International	International wireline and wireless communications operations, investments and management contracts in the Americas, Europe, Asia and the Pacific.
Information Services	Domestic and international publishing businesses, including print and electronic directories and Internet-based shopping guides, as well as website creation and other electronic commerce services. This segment has operations principally in North America, Europe and Latin America.

Geographic Areas

Our foreign investments are located principally in Europe, the Americas and Asia. Domestic and foreign operating revenues are based on the location of customers. Long-lived assets consist of plant, property and equipment (net of accumulated depreciation) and investments in unconsolidated businesses. The table below presents financial information by major geographic area:

(dollars in millions)

Years Ended December 31,	2001	2000	1999
Domestic			
Operating revenues	$ 64,649	$ 62,066	$ 55,802
Long-lived assets	74,462	71,180	61,944
Foreign			
Operating revenues	2,541	2,641	2,392
Long-lived assets	10,159	11,439	10,406
Consolidated			
Operating revenues	67,190	64,707	58,194
Long-lived assets	84,621	82,619	72,350

Reportable Segments

The following table provides adjusted operating financial information for our four reportable segments:

(dollars in millions)

2001	Domestic Telecom	Domestic Wireless	International	Information Services	Total Segments Adjusted
External revenues	$ 42,600	$ 17,352	$ 2,281	$ 4,267	$ 66,500
Intersegment revenues	478	41	56	46	621
Total operating revenues	43,078	17,393	2,337	4,313	67,121
Depreciation & amortization	9,332	3,709	422	79	13,542
Equity in income from unconsolidated businesses	4	5	919	-	928
Interest income	133	12	93	22	260
Interest expense	(1,787)	(577)	(439)	(39)	(2,842)
Income tax expense	(3,262)	(413)	(31)	(892)	(4,598)
Net income	4,910	537	958	1,352	7,757
Assets	82,635	60,262	14,324	4,160	161,381
Investments in unconsolidated businesses	69	285	7,317	10	7,681
Capital expenditures	11,480	5,006	704	93	17,283
2000					
External revenues	$ 42,597	$ 14,194	$ 1,976	$ 4,031	$ 62,798
Intersegment revenues	746	42	–	113	901
Total operating revenues	43,343	14,236	1,976	4,144	63,699
Depreciation & amortization	8,752	2,894	355	74	12,075
Equity in income from unconsolidated businesses	35	55	672	5	767
Interest income	116	66	28	13	223
Interest expense	(1,767)	(617)	(398)	(25)	(2,807)
Income tax (expense) benefit	(3,311)	(345)	53	(788)	(4,391)
Net income	5,135	444	733	1,238	7,550
Assets	78,112	56,029	14,466	3,148	151,755
Investments in unconsolidated businesses	24	133	8,919	28	9,104
Capital expenditures	12,119	4,322	586	48	17,075
1999					
External revenues	$ 41,075	$ 7,632	$ 1,714	$ 3,971	$ 54,392
Intersegment revenues	648	21	–	115	784
Total operating revenues	41,723	7,653	1,714	4,086	55,176
Depreciation & amortization	8,200	1,100	264	76	9,640
Equity in income (loss) from unconsolidated businesses	10	1	547	(1)	557
Interest income	54	5	17	15	91
Interest expense	(1,623)	(247)	(268)	(20)	(2,158)
Income tax (expense) benefit	(3,249)	(443)	9	(780)	(4,463)
Net income	5,020	628	618	1,211	7,477
Assets	69,997	16,590	12,543	2,829	101,959
Investments in unconsolidated businesses	23	1,464	7,936	35	9,458
Capital expenditures	10,087	1,497	521	50	12,155

Reconciliation To Consolidated Financial Information

A reconciliation of the adjusted results for the operating segments to the applicable line items in the consolidated financial statements is as follows:

(dollars in millions)	2001	2000	1999
Operating Revenues			
Total reportable segments	**$ 67,121**	$ 63,699	$ 55,176
Genuity and GTE Government Systems	**–**	529	1,789
Domestic Telecom operations sold (see Note 5)	**–**	766	1,151
Merger-related regulatory settlements	**–**	(69)	–
Impact of accounting change (SAB No. 101)	**–**	–	117
Corporate, eliminations and other	**69**	(218)	(39)
Consolidated operating revenues – reported	**$ 67,190**	$ 64,707	$ 58,194
Net Income			
Total reportable segments	**$ 7,757**	$ 7,550	$ 7,477
Merger-related costs	**–**	(749)	–
Transition costs	**(578)**	(316)	(126)
Sales of assets, net	**(226)**	1,987	819
(Loss)/gain on securities	**(4,858)**	1,941	–
Settlement gains	**–**	564	410
Mark-to-market adjustment – financial instruments	**(179)**	431	(432)
Genuity loss	**–**	(281)	(325)
NorthPoint investment write-off	**–**	(153)	–
Severance/retirement enhancement	**(1,001)**	–	–
International restructuring	**(663)**	(50)	–
Wireless joint venture	**–**	–	173
Other charges and special items	**(95)**	(526)	(126)
Extraordinary items	**(19)**	1,027	(36)
Cumulative effect of accounting change	**(182)**	(40)	8
Corporate and other	**433**	412	418
Consolidated net income – reported	**$ 389**	$ 11,797	$ 8,260
Assets			
Total reportable segments	**$161,381**	$151,755	$101,959
Reconciling items	**9,414**	12,980	10,871
Consolidated assets	**$170,795**	$164,735	$112,830

Pension settlement gains before tax of $911 million and $663 million ($564 million and $410 million after-tax) were recognized for the years ended December 31, 2000 and 1999, respectively. These gains were recorded in accordance with SFAS No. 88. They relate to the settlement of pension obligations for former GTE employees through the purchase of annuities or otherwise. There were no similar pension settlement gains recorded during 2001.

As described in Note 1, Verizon adopted the provisions of SAB No. 101 effective January 1, 2000. The revenue reclassification in 1999 that would have been recorded had SAB No. 101 been effective January 1, 1999 would have been a reduction of revenues of $117 million and a reduction of operating costs and expenses of $109 million.

Corporate, eliminations and other includes unallocated corporate expenses, intersegment eliminations recorded in consolidation, the results of other businesses such as lease financing, and asset impairments and expenses that are not allocated in assessing segment performance due to their nonrecurring nature.

We generally account for intersegment sales of products and services and asset transfers at current market prices. We are not dependent on any single customer.

NOTE 22

COMPREHENSIVE INCOME

Comprehensive income consists of net income and other gains and losses affecting shareowners' investment that, under generally accepted accounting principles, are excluded from net income.

Changes in the components of other comprehensive income (loss), net of income tax expense (benefit), are as follows:

(dollars in millions)

Years Ended December 31,	2001	2000	1999
Foreign Currency Translation Adjustments, net of taxes of $--, $1 and $1	$ (40)	$ (262)	$ (41)
Unrealized Gains (Losses) on Marketable Securities			
Unrealized gains (losses), net of taxes of $(403), $(1,077) and $648	(2,402)	(1,877)	1,198
Less: reclassification adjustments for gains (losses) realized in net income, net of taxes of $(1,059), $51 and $--	(3,351)	88	1
Add: reclassification of earnings due to accounting change for derivatives	112	–	–
Net unrealized gains (losses) on marketable securities	1,061	(1,965)	1,197
Unrealized Derivative Losses on Cash Flow Hedges			
Cumulative effect of accounting change	(2)	–	–
Unrealized losses	(68)	–	–
Less: reclassification adjustments for losses realized in net income	(25)	–	–
Net unrealized derivative losses on cash flow hedges	(45)	–	–
Minimum Pension Liability Adjustment, net of taxes of $7, $(13) and $5	13	(24)	7
Other Comprehensive Income (Loss)	$ 989	$ (2,251)	$ 1,163

The reclassification adjustments for losses realized in net income on marketable securities in 2001 primarily relate to the other than temporary decline in market value of certain of our investments in marketable securities (see Note 9). The unrealized derivative losses result from our hedges of foreign exchange risk (see Note 15). The net unrealized losses on marketable securities in 2000 primarily relate to our investments in C&W, NTL and MFN. The increase in unrealized gains on marketable securities for 1999 is principally due to the change in accounting for our investment in TCNZ from the equity method to the cost method in 1999.

The components of accumulated other comprehensive loss are as follows:

(dollars in millions)

At December 31,	2001	2000
Foreign currency translation adjustments	$ (1,448)	$ (1,408)
Unrealized gains (losses) on marketable securities	327	(734)
Unrealized derivative losses on cash flow hedges	(45)	–
Minimum pension liability adjustment	(21)	(34)
Accumulated other comprehensive loss	$ (1,187)	$ (2,176)

NOTE 23

ADDITIONAL FINANCIAL INFORMATION

The tables that follow provide additional financial information related to our consolidated financial statements:

Income Statement Information

Years Ended December 31,	2001	2000	1999
			(dollars in millions)
Depreciation expense	$ 11,155	$ 10,276	$ 9,550
Taxes other than income	2,246	2,210	2,218
Interest expense incurred	3,737	3,720	2,762
Capitalized interest	(368)	(230)	(146)
Advertising expense	1,454	1,399	796

Balance Sheet Information

At December 31,	2001	2000
		(dollars in millions)
Intangible Assets, Net		
Intangible assets	$ 49,081	$ 44,605
Accumulated amortization	(4,819)	(2,615)
	$ 44,262	$ 41,990
Accounts Payable and Accrued Liabilities		
Accounts payable	$ 5,171	$ 6,247
Accrued expenses	3,224	3,063
Accrued vacation pay	1,086	1,043
Accrued salaries and wages	1,985	1,346
Interest payable	626	574
Accrued taxes	1,855	1,692
	$ 13,947	$ 13,965
Other Current Liabilities		
Advance billings and customer deposits	$ 1,640	$ 1,162
Dividends payable	1,061	1,053
Other	2,703	3,218
	$ 5,404	$ 5,433

Cash Flow Information

Years Ended December 31,	2001	2000	1999
			(dollars in millions)
Cash Paid			
Income taxes, net of amounts refunded	$ 945	$ 3,201	$ 1,997
Interest, net of amounts capitalized	3,289	3,414	2,628
Supplemental investing and financing transactions:			
Assets acquired in business combinations	3,075	6,944	3,960
Liabilities assumed in business combinations	37	3,667	259
Debt assumed in business combinations	215	4,387	490

NOTE 24

COMMITMENTS AND CONTINGENCIES

Several state and federal regulatory proceedings may require our telephone operations to refund to customers a portion of the revenues collected in the current and prior periods. There are also various legal actions pending to which we are a party and claims which, if asserted, may lead to other legal actions. We have established reserves for specific liabilities in connection with regulatory and legal actions, including environmental matters, that we currently deem to be probable and estimable. We do not expect that the ultimate resolution of pending regulatory and legal matters in future periods will have a material effect on our financial condition, but it could have a material effect on our results of operations.

On January 29, 2001, the bidding phase of the FCC reauction of 1.9 GHz C and F block broadband Personal Communications Services spectrum licenses, which began December 12, 2000, officially ended. Verizon Wireless was the winning bidder for 113 licenses. The total price of these licenses was $8,781 million, $1,822 million of which has already been paid. Most of the licenses that were reauctioned relate to spectrum that was previously licensed to NextWave Personal Communications Inc. and NextWave Power Partners Inc. (collectively NextWave), which have appealed to the federal courts the FCC's action canceling NextWave's licenses and reclaiming the spectrum.

In a decision on June 22, 2001, the U.S. Court of Appeals for the D.C. Circuit ruled that the FCC's cancellation and repossession of NextWave's licenses was unlawful. The FCC sought a stay of the court's decision which was denied. The FCC subsequently reinstated NextWave's licenses, but it has neither returned Verizon Wireless's payment on the NextWave licenses nor has it acknowledged that the court's decision extinguished Verizon Wireless's obligation to purchase the licenses. On October 19, 2001 the FCC filed a petition with the U.S. Supreme Court to reverse the U.S. Court of Appeals for the D.C. Circuit's decision. On March 4, 2002, the U.S. Supreme Court granted the FCC's petition and agreed to hear the appeal.

During the fourth quarter of 2000, Verizon Wireless agreed to acquire the wireless business of Price Communications Corp. (Price) in exchange for Verizon Wireless stock and the repayment by Verizon Wireless of net debt. The transaction was conditioned upon completion of a Verizon Wireless initial public offering. The agreement permitted either party to terminate the agreement if the closing did not occur by September 30, 2001. Because that deadline was not met, Verizon Wireless began discussing alternative forms of consideration and other terms with Price for acquiring Price's wireless business. In December 2001, Verizon Wireless and Price announced that an agreement had been reached combining Price's wireless business with a portion of Verizon Wireless in a transaction valued at approximately $1.7 billion, including $550 million of net debt. The resulting limited partnership will be controlled and managed by Verizon Wireless. Price's partnership interest will be exchangeable into Verizon Wireless or Verizon stock, subject to several conditions. Price's wireless operations serve approximately 560,000 customers in the Southeastern U.S. We expect the transaction to close during the second quarter of 2002, subject to Price shareholder approval and other customary closing conditions.

In 2001, we agreed to provide up to $2.0 billion in financing to Genuity with a maturity in 2005. As of December 31, 2001, $1,150 million of that commitment had been loaned to Genuity, and is reported in Other Assets in the consolidated balance sheets.

NOTE 25

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(dollars in millions, except per share amounts)

Quarter Ended	Operating Revenues	Operating Income	Income (Loss) before Extraordinary Items and Cumulative Effect of Accounting Change: Amount	Per Share–Basic	Per Share–Diluted	Net Income (Loss)
2001						
March 31	**$ 16,266**	**$ 3,607**	**$ 1,754**	**$ .65**	**$ .65**	**$ 1,572**
June 30 [(a)]	**16,909**	**3,801**	**(1,021)**	**(.38)**	**(.38)**	**(1,021)**
September 30	**17,004**	**3,677**	**1,883**	**.69**	**.69**	**1,875**
December 31 [(b)]	**17,011**	**447**	**(2,026)**	**(.75)**	**(.75)**	**(2,037)**
2000						
March 31 [(c)]	$ 14,532	$ 3,828	$ 1,564	$ .56	$ .56	$ 1,515
June 30 [(d)]	16,769	4,609	4,904	1.80	1.79	4,904
September 30 [(e)]	16,533	4,942	2,640	.97	.97	3,466
December 31	16,873	3,379	1,702	.63	.62	1,912

(a) Results of operations for the second quarter of 2001 include a $2,926 million after-tax loss on securities.

(b) Results of operations for the fourth quarter of 2001 include a $1,932 million after-tax loss on securities, a $1,001 million after-tax charge for severance benefits, and a $663 million after-tax charge related to international operations, including CTI.

(c) Results of operations for the first quarter of 2000 include a $536 million after-tax loss on mark-to-market adjustment for CWC exchangeable notes.

(d) Results of operations for the second quarter of 2000 include a $722 million after-tax gain on mark-to-market adjustment for CWC exchangeable notes, a $1,941 million after-tax gain on exchange of CWC stock, and a $1,811 million after-tax gain related to the sale of overlapping wireless properties and non-strategic domestic access lines, partially offset by a $1,032 million after-tax charge for direct merger, severance and transition costs related to the Bell Atlantic-GTE merger.

(e) Results of operations for the third quarter of 2000 include a $245 million after-tax gain on mark-to-market adjustment for CWC exchangeable notes, a $1,085 million after-tax gain on the sale of non-strategic domestic access lines and an extraordinary gain of $826 million after-tax as a result of wireless properties sold.

Income (loss) before extraordinary items and cumulative effect of accounting change per common share is computed independently for each quarter and the sum of the quarters may not equal the annual amount.

BOARD OF DIRECTORS

James R. Barker
Chairman
Interlake Steamship Co.
and Vice Chairman
Mormac Marine Group, Inc. and Moran Towing Corporation

Edward H. Budd
Retired Chairman
Travelers Corporation

Richard L. Carrion
Chairman, President and Chief Executive Officer
Popular, Inc.
and Chairman, President and Chief Executive Officer,
Banco Popular de Puerto Rico

Robert F. Daniell
Retired Chairman
United Technologies Corporation

Helene L. Kaplan
Of Counsel, law firm of
Skadden, Arps, Slate, Meagher & Flom LLP

Charles R. Lee
Chairman and Co-Chief Executive Officer
Verizon Communications Inc.

Sandra O. Moose
Senior Vice President and Director of
The Boston Consulting Group, Inc.

Joseph Neubauer
Chairman and Chief Executive Officer
ARAMARK Corporation

Thomas H. O'Brien
Retired Chairman
The PNC Financial Services Group, Inc.

Russell E. Palmer
Chairman and Chief Executive Officer
The Palmer Group

Hugh B. Price
President and Chief Executive Officer
National Urban League

Ivan G. Seidenberg
President and Co-Chief Executive Officer
Verizon Communications Inc.

Walter V. Shipley
Retired Chairman
The Chase Manhattan Corporation

John W. Snow
Chairman, President and Chief Executive Officer
CSX Corporation

John R. Stafford
Chairman
American Home Products Corporation

Robert D. Storey
Partner, law firm of
Thompson, Hine & Flory LLP

EXECUTIVE OFFICERS

Charles R. Lee
Chairman and Co-Chief Executive Officer

Ivan G. Seidenberg
President and Co-Chief Executive Officer

Lawrence T. Babbio, Jr.
Vice Chairman and President

Michael T. Masin
Vice Chairman and President

Frederic V. Salerno
Vice Chairman and Chief Financial Officer

Dennis F. Strigl
Executive Vice President and President and Chief Executive Officer -
Verizon Wireless Joint Venture

William P. Barr
Executive Vice President and General Counsel

Mary Beth Bardin
Executive Vice President -
Public Affairs and Communications

David H. Benson
Executive Vice President -
Strategy, Development and Planning

John W. Diercksen
Senior Vice President -
Investor Relations

Marianne Drost
Senior Vice President, Deputy General Counsel and Corporate Secretary

William F. Heitmann
Senior Vice President and Treasurer

Joleen D. Moden
Vice President -
Internal Auditing

Ezra D. Singer
Executive Vice President -
Human Resources

Thomas J. Tauke
Senior Vice President -
Public Policy and External Affairs

Lawrence R. Whitman
Senior Vice President and Controller

INVESTOR INFORMATION

Registered Shareowner Services

Questions, Changes, Stock Transfers and Assistance—with regard to your registered stock ownership, should be directed to our transfer agent, EquiServe Trust Company, N.A. at:

Verizon Communications Shareowner Services
c/o EquiServe
P.O. Box 43005
Providence, RI 02940–3005
Phone 800 631-2355
Website: www.equiserve.com
Email: verizon@equiserve.com

Persons outside the U.S. may call collect: 781 575-3994

Persons using a telecommunications device for the deaf (TDD) may call: 800 524-9955

On-line Account Access—registered shareowners can view account information on-line at:
www.verizon.com/investor/accountaccess

You will need your account number, password and taxpayer identification number. For more information, contact EquiServe.

Electronic Delivery of Proxy Materials—registered shareowners can receive their Annual Report, Proxy Statement, and Proxy Card electronically, instead of receiving printed materials by mail. Enroll at **www.econsent.com/vz**

Direct Dividend Deposit Service—Verizon Communications offers electronic funds transfer to registered shareowners wishing to deposit dividends directly into checking or savings accounts on dividend payment dates. For more information, contact EquiServe.

Direct Invest Stock Purchase and Ownership Plan—Verizon Communications offers a direct stock purchase and share ownership plan. The plan allows current and new investors to purchase Verizon Communications common stock and to reinvest the dividends towards the purchase of additional shares. To receive a Plan Prospectus and enrollment form, contact EquiServe.

Investor Services

Shareowner Newsline—For recorded earnings highlights, dividend announcements and other pertinent information, you may call our newsline at: 800 235-5595

VZ Mail—Get the latest investor information delivered directly to your desktop. Subscribe to VZ mail at our investor information web-site—**www.verizon.com/investor**


verizon
Products & Services
Customer Support
About Verizon
Investor Information
NYSE:VZ $47.78
+ $0.77 (+1.64%)

Stock Market Information

Shareowners of record at December 31, 2001: **1,197,000**

Verizon is listed on the New York Stock Exchange (ticker symbol: **VZ**)

Also listed on the Philadelphia, Boston, Chicago, Pacific, London, Swiss, Euronext Amsterdam, and Frankfurt exchanges.

Common Stock Price and Dividend Information

	Market Price High	Market Price Low	Cash Dividend Declared
2001			
First Quarter	**$ 57.13**	**$ 43.80**	**$ 0.385**
Second Quarter	**56.99**	**47.00**	**0.385**
Third Quarter	**57.40**	**48.32**	**0.385**
Fourth Quarter	**55.99**	**46.90**	**0.385**
2000			
First Quarter	$ 63.19	$ 47.38	$ 0.385
Second Quarter	66.00	49.50	0.385
Third Quarter	56.88	39.06	0.385
Fourth Quarter	59.38	45.19	0.385

Form 10–K

To receive a copy of the 2001 Verizon Annual Report on Form 10–K, which is filed with the Securities and Exchange Commission, contact Investor Relations:

Verizon Communications
Investor Relations
1095 Avenue of the Americas
36th Floor
New York, New York 10036
Phone 212 395-1525
Fax 212 921-2917

Corporate Governance

To receive a copy of the Verizon Communications Corporate Governance Guidelines, contact the Corporate Secretary:

Verizon Communications
Corporate Secretary
1095 Avenue of the Americas
38th Floor
New York, New York 10036

Equal Opportunity Policy

The Company maintains a long-standing commitment to equal employment opportunity and valuing the diversity of its employees, suppliers and customers. Verizon is fully committed to a workplace free from discrimination and harassment for all persons without regard to race, color, religion, age, gender, national origin, sexual orientation, marital status, citizenship status, veteran status, disability or other protected classifications.

Verizon Communications Inc.
1095 Avenue of the Americas
New York, New York 10036
212 395-2121

www.verizon.com

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